Filed pursuant to Rule 424(b)(2).
Registration No. 333-119324.

PROSPECTUS

                             1,600,000 Common Shares

                       SHIP FINANCE INTERNATIONAL LIMITED
                                  Common Shares

     This prospectus relates to an aggregate of 1,600,000 common shares of Ship Finance International Limited that the selling shareholders named in this prospectus may offer for sale from time to time. These shares were purchased by the selling shareholders in July, 2004 in an offering of our common shares that was exempt from the registration requirements of the Securities Act of 1933, as amended.

     We will not receive any of the proceeds from the sale of any of our common shares by the selling shareholders, but will incur expenses in connection with the offering. The selling shareholders from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. These sales may be made on the New York Stock Exchange or other national security exchanges on which our common shares are then traded, in the over-the-counter market, or in negotiated transactions. See "Plan of Distribution." To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement which will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus.

     Our common shares are listed on the New York Stock Exchange under the symbol "SFL." The last reported sale price on September 24, 2004 was $21.40 per share.

     INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 13 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON SHARES.

                              ---------------------

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is October 13, 2004

                                TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS......................3
INFORMATION ABOUT THE ENFORCEABILITY OF JUDGMENTS AND THE EFFECT
   OF FOREIGN LAW..............................................................3
GLOSSARY OF SHIPPING TERMS.....................................................4
PROSPECTUS SUMMARY.............................................................7
SUMMARY FINANCIAL AND OTHER DATA..............................................11
RISK FACTORS..................................................................13
USE OF PROCEEDS...............................................................19
DIVIDEND POLICY...............................................................19
CAPITALIZATION................................................................19
UNAUDITED PRO FORMA FINANCIAL INFORMATION.....................................20
RATIO OF EARNINGS TO FIXED CHARGES............................................26
SELECTED FINANCIAL INFORMATION AND OTHER DATA.................................27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS......................................................29
INDUSTRY......................................................................44
BUSINESS......................................................................47
MANAGEMENT....................................................................61
COMPENSATION INFORMATION......................................................62
SECURITY OWNERSHIP OF CERTAIN SHAREHOLDERS AND MANAGEMENT.....................62
RELATED PARTY TRANSACTIONS....................................................63
SELLING SHAREHOLDERS..........................................................64
DESCRIPTION OF CAPITAL STOCK..................................................65
DESCRIPTION OF INDEBTEDNESS...................................................66
PLAN OF DISTRIBUTION..........................................................67
LEGAL MATTERS.................................................................69
EXPERTS.......................................................................69
WHERE YOU CAN FIND MORE INFORMATION...........................................69
SHIP FINANCE INTERNATIONAL LIMITED INDEX TO PREDECESSOR COMBINED
   CARVE-OUT FINANCIAL STATEMENTS.............................................71
INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS.............................F-34

                                   -----------

     You should rely only on the information contained in this prospectus. We and the selling shareholders have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent  information,  you  should  not  rely  on it.  We and  the  selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

     As used in this prospectus, the terms "Ship Finance International Limited", "company," "we," "us" and "our" refer only to Ship Finance International Limited and its subsidiaries, unless the context otherwise requires.

                                   -----------

            CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This prospectus contains assumptions, expectations, projections, intentions and beliefs about future events, in particular under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". These statements are intended as "forward-looking statements." We may also from time to time make forward-looking statements in our periodic reports that we will file with the United States Securities and Exchange Commission, other information sent to our security holders, and other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.

     All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

          o    future operating or financial results;

          o statements about future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

          o statements about tanker market trends, including charter rates and factors affecting supply and demand;

          o expectations about the availability of vessels to purchase, the time which it may take to construct new vessels, or vessels' useful lives; and

          o    our ability to obtain additional financing.

     When  used  in  this   document,   words  such  as   "believe,"   "intend,"
"anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should," and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

     We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

                INFORMATION ABOUT THE ENFORCEABILITY OF JUDGMENTS
                          AND THE EFFECT OF FOREIGN LAW

     We are a Bermuda exempted company and we operate through our vessel owning subsidiaries located in the Bahamas, the Isle of Man, Liberia, Panama and Singapore. Our executive offices are located outside of the United States. The majority of our directors, officers and the experts named in this prospectus reside outside of the United States. In addition, substantially all of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or on some of these persons.

     We have been advised by our Bermuda counsel, Mello, Jones & Martin, that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments obtained in civil and commercial matters and that there is uncertainty as to whether the courts of Bermuda would (1) enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the United States federal or state securities laws or (2) entertain original actions brought in Bermuda against us or such persons, predicated upon the United States federal and state securities laws. As a result, it may be difficult for you to enforce judgments obtained in United States courts against our assets located outside the United States, and it may be difficult for you to enforce judgments obtained in United States courts against our directors, officers and experts that are not in the United States.

                            INDUSTRY AND MARKET DATA

     Some of the industry and market data used throughout this prospectus were obtained through company research, surveys and studies conducted by third parties and industry and general publications. We believe that this information is accurate and accordingly rely on it in this prospectus, however, neither we nor any of our respective affiliates have undertaken any independent investigation to confirm the accuracy or completeness of such information. In addition, some of the shipping industry information, statistics and charts contained in the section entitled "Industry" have been compiled by P.F. Bass0e AS & Co. ("P.F. Bass0e"), a leading shipping industry consultant.

                                   -----------

                           GLOSSARY OF SHIPPING TERMS

     The following are definitions of certain terms that are commonly used in the tanker shipping industry and in this Prospectus.

Aframax tanker. Tanker ranging in size from 80,000 dwt to 120,000 dwt.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A substance, usually water, used to improve the stability and control the draft of a ship.

Bareboat charter. Charter of a vessel under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the operating and voyage costs of the vessel and for the management of the vessel, including crewing. A bareboat charter is also known as a "demise charter" or a "time charter by demise."

Bunkers. Heavy fuel oil used to power the engines of a vessel.

Charter. The hire of a vessel for a specified period of time or to carry a cargo from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The company that hires a vessel.

Charterhire. A sum of money paid to the shipowner by a charterer under a charter for the use of a vessel.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society's rules for that type of vessel and complies with the applicable rules and regulations of the country of the vessel and the international conventions of which that country is a member. A vessel that receives its certification from time to time is referred to as being "in-class."

Contract of Affreightment. A contract for the carriage of a specific type and quantity of cargo which will be carried in two or more shipments over an agreed period of time, usually for more than one year.

Demurrage. The delaying of a ship caused by a voyage charterer's failure to take on or discharge its cargo before the time of scheduled departure. The term is also used to describe the payment owed by the voyage charterer for such delay.

Double-bottom. Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the bottom of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

Double hull. Hull construction design in which a vessel has an inner and outer side and bottom separated by void space, usually several feet in width.

Double side. Hull construction design in which a vessel has watertight protective spaces that do not carry any oil and which separate the sides of tanks that hold any oil within the cargo tank length from the outer skin of the vessel.

Drydocking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line.

Dwt. Deadweight ton. A unit of a vessel's capacity, for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms.

Gross ton. Unit of 100 cubic feet or 2.831 cubic meters.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international standards for shipping.

Lightering. To put cargo in a lighter to partially discharge a vessel or to reduce her draft. A lighter is a small vessel used to transport cargo from a vessel anchored offshore.

Newbuilding. A new vessel under construction or just completed.

OBO carrier. Oil/bulk/ore carrier. A vessel that is designed to carry either oil or dry bulk cargoes, such as ores and minerals, coal, grain forest products and iron/steel products.

Off hire. The period a vessel is unable to perform the services for which it is immediately required under a time charter. Off hire periods include days spent on repairs, drydocking and surveys, whether or not scheduled.

OPA. The United States Oil Pollution Act of 1990.

Operating Costs. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. For a time charter or a voyage charter, the shipowner pays operating costs. For a bareboat charter, the charterer pays operating costs.

Panamax tanker. A tanker of approximately 50,000 to 80,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Panama Canal.

Petroleum products. Refined crude oil products, such as fuel oils, gasoline and jet fuel.

Protection and indemnity insurance. Insurance obtained through a mutual association formed by shipowners to provide liability insurance protection against large financial loss to one member by contribution towards that loss by all members.

Scrapping. The disposal of old vessel tonnage by way of sale as scrap metal.

Single hull. Hull construction design in which a vessel has only one hull.

Special survey. The inspection of a vessel by a classification society surveyor that takes place every four to five years.

Spot market. The market for immediate chartering a vessel, usually for single voyages.

Suezmax tanker. Tanker ranging in size from 120,000 dwt to 200,000 dwt. The term is derived from the maximum length, breadth and draft capable of passing fully loaded through the Suez Canal.

Tanker. Ship designed for the carriage of liquid cargoes in bulk with cargo space consisting of many tanks. Tankers carry a variety of products including crude oil, refined products, liquid chemicals and liquid gas.

Time charter. Charter under which the shipowner is paid charterhire on a per day basis for a certain period of time. The shipowner is responsible for providing the crew and paying operating costs while the charterer is responsible for paying the voyage costs. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as off-hire.

Time charter equivalent. A measure of the average daily revenue performance of a vessel on a per voyage basis determined by dividing net voyage revenues by voyage days for the applicable time period. For bareboat charters, operating costs are added to revenues attributable to such charters.

ULCC. Ultra large crude carrier. Tanker that is 320,000 dwt or greater in size.

VLCC. Very large crude carrier. Tanker ranging in size from 200,000 to 320,000 dwt.

Voyage charter. Charter under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both operating costs and voyage costs. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage costs. Bunker costs, port charges and canal dues (or tolls) incurred during the course of a voyage.

Voyage revenues. Revenues generated from voyage charters and time charters.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. As an investor or prospective investor in our common shares you should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes for a more complete understanding of our business and this offering. Unless we specify otherwise, all references and data in this prospectus to our business, our vessels and our fleet refers to our fleet of 46 vessels and option to purchase one additional vessel that we acquired in the first quarter of 2004.

Overview

     We were formed in October 2003 as a wholly owned subsidiary of Frontline Ltd. (NYSE: FRO), which we believe is one of the largest owners and operators of large crude oil tankers in the world. On June 16, 2004 Frontline distributed 25% of our common shares to its shareholders, with each Frontline shareholder receiving one of our common shares for every four Frontline shares held. On June 17, 2004, our common shares began trading on the New York Stock Exchange under the ticker symbol "SFL". On September 24, 2004, Frontline made a further distribution of approximately 10% of its holdings of our common shares to its shareholders, with each Frontline shareholder receiving one of our common shares for every ten Frontline shares held.

     We purchased our fleet of 46 crude oil tankers from Frontline, which we have chartered under long term, fixed rate charters to Frontline Shipping Limited, a wholly owned subsidiary of Frontline that we refer to as the Charterer. We also acquired from Frontline an option to purchase one additional VLCC tanker, which we expect to exercise before the end of 2004. The Charterer was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. We have also entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Ltd., which we refer as Frontline Management, also a wholly owned subsidiary of Frontline, to provide for the operation and maintenance of our vessels and administrative support services. These arrangements are intended to provide us with stable cash flow and reduce our exposure to volatility in the markets for seaborne oil transportation services.

Our Fleet

     The vessels we acquired from Frontline, including the vessel under option, consist of 23 very large crude carriers, or VLCCs, each having a capacity of 275,000 to 308,000 dwt, and 24 Suezmax tankers, each having a capacity of 142,000 to 169,000 dwt. Our fleet is one of the largest tanker fleets in the world, with a combined deadweight tonnage of 10.5 million dwt, and has an average age of 8.6 years as of December 31, 2003. Thirteen of our VLCCs and 16 of our Suezmax tankers are of double hull construction, with the remainder being modern single hull or double sided vessels built since 1990.

     Our tankers primarily transport crude oil. VLCCs, due to their size, principally operate on routes from the Middle East to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port, or LOOP. Suezmax tankers are similarly designed for worldwide trade, although the trade for those vessels is mainly in the Atlantic basin on routes between Northern Europe, the Caribbean and the United States. Eight of our Suezmax tankers are oil/bulk/ore carriers, or OBO carriers, which can be configured to carry either oil or dry cargo as market conditions warrant.

Strategy

     Our long term charters with the Charterer are our sole source of operating income. We currently plan to grow our fleet and to replace vessels as they are retired with modern double hull vessels to maintain stable cash flow and the quality of our fleet. We expect that our replacement and growth vessels will be either existing or newly built VLCC or Suezmax tankers. Depending on market conditions, we may charter any additional vessels that we acquire on long or short term time charters or in the spot markets. We may also seek to diversify our customer base by securing charters with companies other than the Charterer.

Competitive Strengths

     We believe that our fleet, together with our contractual arrangements with Frontline, give us a number of competitive strengths, including:

          o one of the largest and most modern VLCC and Suezmax fleets in the world;

          o fixed rate, long term charters intended to reduce our exposure to volatility in tanker rates;

          o profit sharing potential when the Charterer's earnings from deploying our vessels exceed certain levels;

          o    substantially   fixed   operating   costs  under  our  management
               agreements;

          o a charter counterparty initially capitalized with $250 million to support its obligation to make charter payments to us; and

          o vessels managed by Frontline Management, which we believe is one of the industry's most experienced operators of tankers.

Fleet Purchase Agreement

     Pursuant to a fleet purchase agreement executed in December 2003, we acquired from Frontline 46 vessel owning subsidiaries and one subsidiary that holds an option to purchase an additional vessel for an aggregate purchase price of $950 million, excluding working capital and other intercompany balances retained by Frontline. We also assumed senior secured indebtedness with respect to our fleet of 46 vessels in the amount of approximately $1.158 billion. The purchase price for the fleet and the refinancing of the existing senior secured indebtedness were financed through a combination of the net proceeds from the sale of $580 million 8.5% senior notes, due 2013, that we issued in December 2003, funds from a $1.058 billion senior secured credit facility and a deemed equity contribution from Frontline. The charters and the management agreements were each given economic effect as of January 1, 2004.

Time Charters

     We have chartered the vessels that we acquired from Frontline to the Charter under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years.

     With certain exceptions, the daily base charter rates, which are payable to us monthly in advance, for a maximum of 360 days per year (361 days per leap year), are as follows:

          Year                                                  VLCC   Suezmax
          ----                                                  ----   -------

          2003 to 2006.....................................  $25,575   $21,100
          2007 to 2010.....................................  $25,175   $20,700
          2011 and beyond..................................  $24,175   $19,700

These daily base charter rates are subject to reductions after some periods and to deferral rights that we describe more fully in this prospectus under "Business-Charter Arrangements."

     In addition to the base charter rates, the Charterer has agreed to pay us a profit sharing payment equal to 20% of its excess revenues, calculated annually on a time charter equivalent, or TCE, basis, realized by the Charterer for our fleet above a weighted average rate of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker.

The Charterer

     The Charterer was initially capitalized by Frontline with $250 million in cash, which serves to support the Charterer's obligations to make charter payments to us. The Charterer is entitled to use these funds only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses. The Charterer's obligations to us under the charters are secured by a lien over all the assets of the Charterer and a pledge of the equity interests of the Charterer.

     The Charterer is a Bermuda corporation and a wholly owned subsidiary of Frontline, formed to charter the vessels in our fleet and to engage in matters necessary or incidental to that business. Under its constituent documents, the Charterer is not permitted to engage in other businesses or activities and is required to have at least one independent director on its board of directors whose consent is required to approve bankruptcy actions and other extraordinary transactions.

Management and Administrative Services Agreements

     To give us added certainty with respect to the costs of operating our vessels, our vessel owning subsidiaries have entered into fixed rate management agreements with Frontline Management. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes, maintaining insurance and other vessel operating expenses. Frontline Management will also reimburse us for all lost charter revenue caused by our vessels being off hire for more than five days per year on a fleet-wide basis. Under the management agreements, we pay Frontline Management a fixed fee of $6,500 per day per vessel for all of these services, for as long as the relevant charter is in place. Frontline has guaranteed to us Frontline Management's performance under these management agreements.

     We have also entered into an administrative services agreement with Frontline Management under which Frontline Management provides us with administrative support services. We and each of our vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 per year for its services under the agreement, and agree to reimburse Frontline Management for reasonable third party costs.

     Because Frontline Management has assumed full managerial responsibility for our fleet and our administrative services, we currently do not have management or employees who are not also officers or employees of Frontline. We have one independent director, while each of our other directors is also a director or executive officer of Frontline.

Corporate Structure

     The following diagram depicts our ownership and contractual structure:

                                 --------------
                                 Frontline Ltd.
                                   (NYSE:FRO)
                                 --------------
                                        |
                                        |
                                        |
           -----------------------------------------------------------
           |                            |                            |
          100%                         100%                        63.5%
           |                            |                            |
 --------------------      --------------------------      ---------------------
 Frontline Management      Frontline Shipping Limited           Ship Finance
    (Bermuda) Ltd.                (Charterer)              International Limited
(Frontline Managment)
 --------------------      --------------------------      ---------------------
          ^                            |                              |
          |                            |       Fixed rate           100%
          |                            |    charter payments          |
          |                            |                        -------------
          |                            |--------------------->  Vessel Owning
          |---------------------------------------------------  Subsidiaries
       Fixed payments for vessel management and administration  -------------

Our Contractual Cash Flow

     The following table sets forth the aggregate contracted charter revenue that is payable to us under our charters with the Charterer, together with the management fees that are payable by us under the management agreements and the administrative services agreement, but does not include any debt service or other expenses. These figures do not include any profit sharing payments or reflect charter payment deferrals. These amounts are based on our current fleet of 46 vessels and include the additional VLCC under option from January 1, 2005. This table assumes that all parties fully perform their obligations under the relevant agreements and that none of the charters are terminated due to loss of the vessel or otherwise, except for the charters for our non-double hull vessels, which are assumed to be terminated after 2010. Factors beyond our control may affect other parties' ability to satisfy their contractual obligations to us, and we cannot assure you that these results will actually be achieved. These factors may include, among others, a decline in tanker charter rates that could prevent the Charterer from earning sufficient revenue to satisfy its obligation to us if the $250 million cash reserve provided by Frontline is not sufficient to cover any deficiency. Please see "Risk Factors-Risks Relating to Our Business-We depend on the Charterer for all of our operating cash flow" and "The Charterer's ability to pay charterhire to us could be materially and adversely affected by volatility in the tanker markets". For more complete information about the rates and terms of our charters, please see "Business-Charter Arrangements".

                                                                             Net
                                                  Management and      Contracted
                                       Charter    Administrative           Cash
Year                                  Payments              Fees        Payments
----                                  --------              ----        --------
                                                (dollars in millions)

2004...............................     $385.9            $110.9          $275.0
2005...............................      394.1             112.9           281.2
2006...............................      394.1             112.9           281.2
2007...............................      387.3             112.9           274.4
2008...............................      388.4             113.3           275.1
2009...............................      383.0             112.9           270.1
2010...............................      370.4             112.9           257.5
2011...............................      226.6              69.9           156.7
2012...............................      219.4              70.1           149.3
2013...............................      214.1              69.9           144.2
2014 and beyond....................    1,517.1             496.8         1,020.3
Total..............................     $4,880          $1,495.4        $3,385.0

The Offering

Common shares offered by the selling       1,600,000 common shares
shareholders


Common shares outstanding prior to this    73,925,837 common shares
offering (as of June 30, 2004)

Risk Factors                               See "Risk Factors" and other
                                           information included in this
                                           prospectus for a discussion of
                                           factors you should carefully consider
                                           before deciding to invest in our
                                           common shares.

New York Stock Exchange symbol             "SFL"

                        SUMMARY FINANCIAL AND OTHER DATA

The following summary financial and other data summarize our historical financial information. The summary combined income statement data for the fiscal years ended December 31, 2003, 2002, and 2001, and the summary combined balance sheet data with respect to the fiscal years ended December 31, 2003 and 2002 have been derived from our audited predecessor combined carve-out financial statements included herein. The summary combined balance sheet data with respect to the fiscal year ended December 31, 2001 has been derived from our audited predecessor combined carve-out financial statements not included herein.

The summary combined balance sheet data for the six months ended June 30, 2003 has been derived from our unaudited predecessor combined carve-out financial statements not included herein. The summary combined income statement data for the six months ended June 30, 2003 has been derived from our unaudited predecessor combined carve-out financial statements included herein.

The summary financial information as at June 30, 2004 has been derived from our unaudited standalone financial statements included herein.

In the opinion of our management, the summary financial information for the six months ended June 30, 2004 and 2003, includes all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of that information. The summary combined financial data are not necessarily indicative of future results. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical predecessor combined carve-out financial statements and the notes thereto and the unaudited interim financial statements and notes thereto included elsewhere in this registration statement.

                                     Six month s ended June 30              Year Ended December 31,
                                     --------------------------    -----------------------------------------
                                        2004           2003           2003           2002           2001
                                     -----------    -----------    -----------    -----------    -----------
                                                     (in thousands of $ except per share data)
Income Statement Data:
  Total operating revenues .......      $219,513       $401,589       $695,068       $365,174       $486,655
  Net operating income ...........       138,865        227,617        348,816         86,091        230,718
  Net income .....................       106,312        228,958        334,812         18,024        212,010
  Earnings per share, basic
  and diluted (2)..........                $1.44          $3.10          $4.53          $0.24          $2.87
Balance Sheet Data (at end of
  period):
  Cash and cash equivalents ......        32,138         25,257        $26,519        $20,634        $26,041
  Total assets ...................     2,145,006      2,164,349      2,156,348      2,123,607      1,951,353
  Stockholders' equity ...........       564,446        715,615        822,026        485,605        466,742
Cash Flow Data
  Cash provided by operating
  activities .....................       109,523        241,912       $415,523       $115,658       $307,167
  Cash provided by (used in)
  investing activities ...........        (7,780)           360        (51,632)      (261,779)      (271,850)
  Cash provided by (used in)
  financing activities ...........       (69,605)      (237,649)      (358,006)       140,714        (24,549)

Fleet Data
  Number of wholly owned vessels
  (end of period) ................            46             43             43             42             38
  Number of vessels owned in joint
  ventures (end of period) .......             0              8              6              9              7
Average Daily Time Charter
  Equivalent(1)
  VLCCs ..........................       $56,600        $47,500        $40,400        $22,200        $34,600
  Suezmaxes ......................       $37,100        $40,400        $33,500        $18,400        $30,600
  Suezmax OBOs ...................       $27,000        $38,700        $32,000        $17,700        $28,900

----------

(1) The Company's vessels are operated under time charters, bareboat charters, voyage charters pool arrangements and contracts of affreightments, or COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

                              Six month s ended June 30        Year Ended December 31,
                              -------------------------     --------------------------------
                                   2004        2003           2003        2002        2001
                                 --------    --------       --------    --------    --------
                                                            (in thousands of $)
Voyage revenues                    49,750     377,126        628,323     324,180     453,784
Voyage expenses and commission     (8,971)    (80,862)      (148,533)    (93,996)    (75,199)
                                 --------    --------       --------    --------    --------
Net voyage revenues                40,779     296,264        479,790     230,184     378,585
                                 ========    ========       ========    ========    ========

(2) For all periods presented per share amounts are based on a denominator of 73,925,837 common shares outstanding which is the number of issued shares outstanding on June 16, 2004, the date that the Company's shares were partially spun off. The Company's shares were listed on the New York Stock Exchange on June 17, 2004.

                                  RISK FACTORS

     An investment in our common shares involves a high degree of risk. You should carefully consider the following risks and other information included in this prospectus that summarize the risks that may materially affect our business before making an investment in our common shares.

Risks Relating to Our Business

WE DEPEND ON THE CHARTERER FOR ALL OF OUR OPERATING CASH FLOW.

     All of our vessels are chartered to the Charterer under long term time charters, and the Charterer's payments to us are currently our sole source of operating cash flow. The Charterer was created to charter our fleet and has no business or sources of funds other than those related to the chartering of our fleet to third parties and no assets other than, initially, $250 million in cash provided by Frontline, which serves to support the Charterer's obligations to make charter payments to us under the charters. Neither Frontline nor any of its affiliates guarantees the payment of the charter payments or is obligated to contribute additional capital to the Charterer at any time.

     Although there are restrictions on the Charterer's rights to use its cash to pay dividends or make other distributions if its cash reserves are below the specified minimum reserve requirement, the Charterer is permitted to use its cash reserves to pay charter payments to us and for reasonable working capital purposes. Accordingly, at any given time in the future, its cash reserves may be diminished or exhausted, and we cannot assure you that the Charterer will be able to make charter payments to us. If the Charterer is unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

VOLATILITY IN THE TANKER CHARTER MARKETS MAY CAUSE THE CHARTERER TO BE UNABLE TO MAKE CHARTERHIRE PAYMENTS TO US.

     The Charterer subcharters our vessels to end users under long term time charters, on the spot charter market, or under contracts of affreightment under which our vessels carry an agreed upon quantity of cargo over a specified route and time period. As a result, it is directly exposed to the risk of volatility in tanker charter rates. Tanker charter rates have historically fluctuated significantly based upon many factors, including:

          o    global and regional economic and political conditions;

          o changes in production of crude oil, particularly by OPEC and other key producers;

          o    developments in international trade;

          o changes in seaborne and other transportation patterns, including changes in the distances that cargoes are transported;

          o    environmental concerns and regulations;

          o    weather; and

          o    competition from alternative sources of energy.

     Tanker charter rates also tend to be subject to seasonal variations, with demand (and rates) normally higher in winter months.

     The Charterer's successful operation of our vessels in the tanker charter market will depend on, among other things, its ability to obtain profitable tanker charters. We cannot assure you that future tanker charters will be available to the Charterer at rates sufficient to enable the Charterer to meet its obligations to pay charterhire to us.

THE MAJORITY OF OUR COMMON SHARES ARE OWNED BY FRONTLINE AND WE DEPEND ON OFFICERS AND DIRECTORS OF FRONTLINE FOR OUR MANAGEMENT, WHICH MAY CREATE CONFLICTS OF INTEREST.

     Frontline currently owns 63.5% of our common shares. For so long as Frontline owns at least a majority of our outstanding common shares, it will generally be able to control the outcome of any shareholder vote, including the election of directors. We do not have any employees or officers who are not employees or officers of Frontline. Although we do have one independent director, all of our other directors are directors or executive officers of Frontline. These directors owe fiduciary duties to the shareholders of each company and may have conflicts of interest in matters involving or affecting us and Frontline, including matters arising under our agreements with Frontline and its affiliates. In addition, due to their ownership of Frontline common shares, some of these individuals may have conflicts of interest when faced with decisions that could have different implications for Frontline than they do for us. We cannot assure you that any of these conflicts of interest will be resolved in our favor.

THE AGREEMENTS BETWEEN US AND FRONTLINE AND ITS OTHER AFFILIATES MAY BE LESS FAVORABLE THAN AGREEMENTS THAT WE COULD OBTAIN FROM UNAFFILIATED THIRD PARTIES.

     The charters, the management agreements, the charter ancillary agreement and the other contractual agreements we have with Frontline and its other affiliates were made in the context of an affiliated relationship and were negotiated in arms length transactions. The negotiation of these agreements may have resulted in prices and other terms that are less favorable to us than terms we might have obtained in arm's length negotiations with unaffiliated third parties for similar services.

FRONTLINE'S OTHER BUSINESS ACTIVITIES MAY CREATE CONFLICTS OF INTEREST WITH FRONTLINE.

     While Frontline has agreed to cause the Charterer to use its commercial best efforts to employ our vessels on market terms and not to give preferential treatment in the marketing of any other vessels owned or managed by Frontline or its other affiliates, it is possible that conflicts of interests in this regard will adversely affect us. Under our charter ancillary agreement with the Charterer and Frontline, we are entitled to receive annual profit sharing payments to the extent that the average TCE rates realized by the Charterer exceed specified levels. Because Frontline also owns or manages other vessels in addition to our fleet, which are not included in the profit sharing calculation, conflicts of interest may arise between us and Frontline in the allocation of chartering opportunities that could limit our fleet's earnings and reduce our profit sharing payments or charter payments under our charters.

OUR SHAREHOLDERS MUST RELY ON US TO ENFORCE OUR RIGHTS AGAINST OUR CONTRACT COUNTERPARTIES.

     Holders of our common shares and other securities will have no direct right to enforce the obligations of the Charterer, Frontline Management or Frontline under the charters and related agreements, the Frontline performance guarantee or the management agreements with Frontline Management. Accordingly, if any of those counterparties were to breach their obligations to us under any of these agreements, our shareholders would have to rely on us to pursue our remedies against those counterparties. Some of these breaches may constitute an event of default under the indenture for our 8.5% Senior Notes until we complete a successful public listing. We will be deemed to have completed a successful public listing when Frontline has distributed at least 40% of our common shares.

IF OUR CHARTERS OR MANAGEMENT AGREEMENTS TERMINATE, WE COULD BE EXPOSED TO INCREASED VOLATILITY IN OUR BUSINESS AND FINANCIAL RESULTS.

     If any of our charters terminate, it is unlikely that we would be able to re-charter these vessels on a long term basis with terms similar to the terms of our charters with the Charterer. While the terms of our current charters end between 2014 and 2025, the Charterer has the option to terminate the charters of our non double hull vessels in 2010. One or more of the charters with respect to our vessels may also terminate in the event of a requisition for title or a loss of a vessel. We may acquire additional vessels in the future and we cannot assure you that we will be able to enter into similar charters with the Charterer or with a third party charterer. In addition, under our vessel management agreements with Frontline Management, for a fixed management fee Frontline Management is responsible for all of the technical and operational management of our vessels, and will indemnify us against certain losses of hire and various other liabilities relating to the operation of the vessels. Our current management agreements with Frontline Management may be terminated if the relevant charter is terminated. If our management agreements with Frontline
Management were to terminate or we were to acquire additional vessels in the future, we do not believe we could obtain similar fixed rate terms from an independent third party.

     With respect to any vessels we acquire that are not subject to the charter and management agreements with the Charterer and Frontline Management, we will be directly exposed to all of the operational and other risks associated with operating our vessels as described in these risk factors. As a result, our future cash flow could be more volatile and we could be exposed to increases in our vessel operating expenses, each of which could materially and adversely affect our results of operations and business.

AN INCREASE IN INTEREST RATES COULD MATERIALLY AND ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     We have outstanding approximately $971.5 million in floating rate debt under a senior secured credit facility as of the date of this prospectus. Although we use interest rate swaps to manage our interest rate exposure from a portion of our floating rate debt, if interest rates rise, interest payments on our floating rate debt that we have not swapped into effectively fixed rates would increase. As of August 31, 2004 we have entered into interest rate swaps to fix the interest on $586.4 million of our outstanding indebtedness. An increase in interest rates could cause us to incur additional costs associated with our debt service which may materially and adversely affect our results of operations. Our maximum exposure to interest rate fluctuations is $385.1 million at August 31, 2004. A one per cent change in interest rates would increase or decrease interest expense by $3.9 million per year as of August 31, 2004.

BECAUSE WE ARE A NEW COMPANY WITH NO SEPARATE OPERATING HISTORY, OUR HISTORICAL FINANCIAL AND OPERATING DATA WILL NOT BE REPRESENTATIVE OF OUR FUTURE RESULTS.

     We were formed in October 2003 and commenced operations in January 2004. Prior to commencing operations we did not have any operating history separate from Frontline's. The predecessor combined carve-out financial statements included in this prospectus have been prepared on a carve-out basis and reflect the historical business activities of Frontline relating to our vessel owning subsidiaries. These predecessor financial statements do not reflect the results we would have obtained under our current fixed rate long term charters and management agreements and therefore are not a meaningful representation of our future results of operations.

WE ARE HIGHLY LEVERAGED AND SUBJECT TO RESTRICTIONS IN OUR FINANCING AGREEMENTS THAT IMPOSE CONSTRAINTS ON OUR OPERATING AND FINANCING FLEXIBILITY.

     We have significant indebtedness outstanding and have significant principal amortization requirements during the term of our 8.5% Senior Notes. We may need to refinance some or all of our indebtedness on maturity of our senior notes but we cannot assure you we will be able to do so. We may incur additional debt in the future, subject to limitations under our credit facilities and the indenture for our Senior Notes. These limitations include:

          o    limitations  on  our   incurrence  of  additional   indebtedness,
               including our issuance of additional guarantees;

          o    limitations on our incurrence of liens; and

          o    limitations on our ability to pay dividends.

          o For more detailed descriptions of these limitations, please see "Description of Other Indebtedness".

     Our debt service obligations require us to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness and could limit our ability to obtain additional financing in the future for capital expenditures, acquisitions, and other general corporate activities. It also may limit our flexibility in planning for, or reacting to, changes in our business and the shipping industry or detract from our ability to successfully withstand a downturn in our business or the economy generally and place us at a competitive disadvantage against other less leveraged competitors.

AN ACCELERATION OF THE CURRENT PROHIBITION TO TRADE DEADLINES FOR OUR NON-DOUBLE HULL TANKERS COULD ADVERSELY AFFECT OUR OPERATIONS.

     Our tanker fleet includes 18 non-double hull tankers. The United States, the European Union and the International Maritime Organization, or the IMO, have all imposed limits or prohibitions on the use of these types of tankers in specified markets after certain target dates, which range from 2010 to 2015. The sinking of the single hull m.t. Prestige offshore Spain in November 2002 has led to proposals by the European Union and the IMO to accelerate the prohibition to trade of all non-double hull tankers, with certain limited exceptions. In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. We do not know whether any of our vessels will be subject to this accelerated phase-out, but this change could result in a number of our vessels being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the useful lives of our non-double hull tankers as well as our ability to generate income from them.

COMPLIANCE  WITH  SAFETY,   ENVIRONMENTAL  AND  OTHER   GOVERNMENTAL  AND  OTHER
REQUIREMENTS MAY ADVERSELY AFFECT OUR BUSINESS.

     The shipping industry is affected by numerous regulations in the form of international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS,
the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. We believe our tankers are maintained in good condition in compliance with present regulatory and class requirements relevant to areas in which they operate, and are operated in compliance with applicable safety/environmental laws and regulations.

     However, regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require significant capital expenditures be incurred on our vessels to keep them in compliance.

WE MAY INCUR  LOSSES  WHEN WE SELL  VESSELS,  WHICH  MAY  ADVERSELY  AFFECT  OUR
EARNINGS.

     The market value of our vessels will change depending on a number of factors, including general economic and market conditions affecting the shipping industry, competition, cost of vessel construction, governmental or other regulations, prevailing levels of charter rates, and technological changes. During the period a vessel is subject to a charter with the Charterer, we will not be permitted to sell it to take advantage of increases in vessel values without the Charterer's agreement. On the other hand, if the Charterer were to default under the charters due to adverse conditions in the tanker market, causing a termination of the charters, it is likely that the fair market value of vessels would be depressed in such market conditions. If we were to sell a vessel at a time when vessel prices have fallen, we could incur a loss and a reduction in earnings.

OUR BUSINESS HAS INHERENT OPERATIONAL RISKS, WHICH MAY NOT BE ADEQUATELY COVERED BY INSURANCE.

     Our tankers and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, transporting crude oil across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to the Charterer, which could impair its ability to make payments to us under our charters.

     In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. Under the management agreements, Frontline Management is responsible for procuring insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks and crew insurances and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. We cannot assure you that we will be adequately insured against all risks. Frontline Management may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our financial condition.

MARITIME  CLAIMANTS  COULD  ARREST  OUR  TANKERS,   WHICH  COULD  INTERRUPT  THE
CHARTERER'S OR OUR CASH FLOW.

     Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the Charterer's or our cash flow and require us to pay a significant amount of money to have the arrest lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another vessel in our fleet.

AS OUR FLEET AGES, THE RISKS ASSOCIATED WITH OLDER TANKERS COULD ADVERSELY AFFECT OUR OPERATIONS.

     In general, the costs to maintain a tanker in good operating condition increase as the tanker ages. Due to improvements in engine technology, older tankers typically are less fuel-efficient than more recently constructed tankers. Cargo insurance rates increase with the age of a tanker, making older tankers less desirable to charterers.

     Governmental regulations, safety or other equipment standards related to the age of tankers may require expenditures for alterations or the addition of new equipment to our tankers to comply with safety or environmental laws or regulations that may be enacted in the future. These laws or regulations may also restrict the type of activities in which our tanker may engage or the geographic regions in which they may operate. We cannot predict what alterations or modifications our vessels may be required to undergo in the future or that as our tankers age, market conditions will justify any required expenditures or enable us to operate our tankers profitably during the remainder of their useful lives.

THERE MAY BE RISKS ASSOCIATED WITH THE PURCHASE AND OPERATION OF SECONDHAND TANKERS.

     Our current business strategy includes additional growth through the acquisition of secondhand tankers. Although we will inspect secondhand tankers prior to purchase, this does not normally provide us with the same knowledge about their condition that we would have had if such tankers had been built for and operated exclusively by us. Therefore, our future operating results could be negatively affected if some of the tankers do not perform as we expect. Also, we do not receive the benefit of warranties from the builders if the tankers we buy are older than one year.

IF FRONTLINE WERE TO BECOME INSOLVENT, A BANKRUPTCY COURT COULD POOL OUR OR THE CHARTERER'S ASSETS AND LIABILITIES WITH THOSE OF FRONTLINE UNDER THE EQUITABLE DOCTRINE OF SUBSTANTIVE CONSOLIDATION.

     Under United States bankruptcy law, the equitable doctrine of substantive consolidation can permit a bankruptcy court to disregard the separateness of related entities and to consolidate and pool the entities' assets and liabilities and treat them as though held and incurred by one entity where the interrelationship among the entities warrants such consolidation. Substantive consolidation is an equitable remedy in bankruptcy that results in the pooling of assets and liabilities of a debtor with one or more of its debtor affiliates or, in rare circumstances, non-debtor affiliates, for the purposes of administering claims and assets of creditors as part of the bankruptcy case, including treatment under a reorganization plan.

     Not all jurisdictions that could potentially have jurisdiction over an insolvency or bankruptcy case involving Frontline, us, and/or any of our respective affiliates recognize the substantive consolidation doctrine. For example, we have been advised by our Bermuda counsel that Bermuda does not recognize this doctrine. However, if Frontline or its creditors were to assert claims of substantive consolidation or related theories in a Frontline bankruptcy proceeding in a jurisdiction that recognizes the doctrine of substantive consolidation, such as the United States, the bankruptcy court could make our assets or the Charterer's assets available to satisfy Frontline obligations to its creditors. This could have a material adverse effect on us.

WE ARE A HOLDING COMPANY, AND WE DEPEND ON THE ABILITY OF OUR SUBSIDIARIES TO DISTRIBUTE FUNDS TO US IN ORDER TO SATISFY OUR FINANCIAL AND OTHER OBLIGATIONS.

     We are a holding company, and have no significant assets other than the equity interests in our subsidiaries. Our subsidiaries own all of our vessels, and payments under our charter agreements with the Charterer will be made to our subsidiaries. As a result, our ability to make required payments on the notes depends on the performance of our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we will not be able to pay interest or principal on the notes when due, or to redeem the notes upon a change of control, unless we obtain funds from other sources. We cannot assure you that we will be able to obtain the necessary funds from other sources.

                                 USE OF PROCEEDS

     Our common shares being offered by this prospectus are solely for the account of the selling shareholders. We will not receive any proceeds from the sale of our common shares by the selling shareholders. The selling shareholders will pay brokerage fees, selling commission and underwriting discounts, if any incurred in connection with disposing of the shares pursuant to this prospectus. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus.

                                 DIVIDEND POLICY

     Any determination to pay dividends will be at the sole discretion of our Board of Directors and will be dependant on, among other factors, our earnings, financial condition, operating results, capital requirements, regulatory restrictions, and contractual restrictions imposed by our debt instruments. Although we cannot assure you that any dividends will be declared or paid in the future, our Board of Directors has determined to establish a targeted sustainable long-term dividend yield at $1.40 per common share.

     We also account for certain payments as deemed dividends (see Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus).

                                 CAPITALIZATION

     The following table sets forth our capitalization at June 30, 2004 and as adjusted to reflect:

          1. Our repurchase of $5.0 million of our 8.5% Senior Notes in July, 2004;

          2. The repayment of an instalment of $22.8 million on our senior secured credit facility in August 2004;

          3. Our issuance of 1,600,000 new common shares for net proceeds of $25.2 million in July 2004; and

          4.   A dividend of $0.35 per share declared on August 19, 2004.

     The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our interim financial statements and predecessor combined carve-out financial statements together with the notes thereto, included in this prospectus.

                                                        June 30, 2004
                                         ---------------------------------------------
                                                Actual                As Adjusted
                                         ----------------------  ---------------------
                                         (dollars in  millions)  (dollars in millions)
Long-term debt including current portion:
  8.5% Senior Notes due 2013 (1)                  $560.0                 $555.0
  Senior secured credit facility                   994.3                  971.5
Total debt                                       1,554.3                1,526.5
                                                 -------                -------
Stockholders' equity                               564.4                  563.7
                                                 -------                -------
Total capitalization                            $2,118.7               $2,090.2
                                                ========               ========

(1) Represents the issued amount of $580 million less $20 million repurchased as at June 30, 2004.

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION

     The unaudited pro forma  statements of operations  for the six months ended
June 30, 2004 and year ended December 31, 2003 gives effect to the following events as if they had occurred on and from January 1, 2004 and January 1, 2003 respectively.

          o Our purchase from Frontline of our subsidiaries that own a fleet of 46 crude oil tankers and an option to acquire the vessel Oscilla, which assumes the exercise of our option to acquire the vessel Oscilla

          o The charter by us of the fleet to the Charterer under long term fixed rate charters.

          o    Our  entry  into  the  charter   ancillary   agreement  with  the
               Charterer.

          o    Our  entry  into  the  vessel   management   agreements  and  the
               administrative services agreement with Frontline Management.

          o The refinancing of our subsidiaries' existing senior secured indebtedness.

          o    Our issuance of $580 million of 8.5% Senior Notes due 2013.

     The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our statements of operations would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

     The footnotes to the pro forma financial information contain a more detailed discussion of how adjustments to reflect the events described above are presented. The unaudited pro forma statements of operations should be read in conjunction with our interim financial statements, our predecessor combined carve-out financial statements and stand-alone financial statements and the related notes and other financial information included elsewhere in this prospectus. The historical statement of operations for the six months ended June 30, 2004 is derived from our interim financial statements included elsewhere in this prospectus. The historical statement of operations for year ended December 31, 2003 is derived from the stand alone statement of operations included elsewhere in this prospectus.

     Ten of the 46 vessels we have purchased from Frontline are currently under bareboat or time charter to third parties. Four of our existing charter arrangements will expire prior to December 31, 2004 and the remainder will expire on or before December 31, 2007 subject to charterer's options to extend some of these charters. We also acquired from Frontline an option to purchase one additional VLCC tanker, the Oscilla, which we expect to exercise before the end of 2004. This vessel is currently under a variable rate bareboat charter to a third party until March 30, 2005.

     The cash flow obligations from our charters with the Charterer became effective as of January 1, 2004; however, we have not reflected any change in the status of the current charter arrangements with third parties for those that expire after September 30, 2004 in the pro forma statements of operations. We account for 38 of the long-term charters to the Charterer as sales type leases under U.S. GAAP in the unaudited pro-forma statement of operations. The remaining 8 vessels and Oscilla are currently accounted for as chartered under operating leases. We refer you to footnote A to the unaudited pro forma statements of operations for further information regarding the lease classification of our charters. Classification of charters as sales type leases or as operating leases is determined with reference to, among other things, assumptions about useful lives, fair values on January 1, 2004 and scrap values of our vessels. The lease classification of our charters for the purposes of preparing this unaudited pro forma financial information is based on assumptions that reflect our best estimates and reasonably available information.

     The following table summarizes our key assumptions about fair values on January 1, 2004, useful lives and scrap values of our fleet, including the VLCC we have an option to purchase, which we use in classifying our charters as operating leases or sales type leases. Fair values of vessels are generally estimated using the average of three independent broker valuations (which assume a sale between a willing buyer and a willing seller under no compulsion to sell).

                                                                                  Average of        Average of
                                   Number of     Dates of        Estimated      estimated fair   estimated scrap
Type of vessel                      vessels    construction   scrapping dates       values           values
--------------                     ---------   ------------   ---------------   --------------   ---------------
                                                                                     (dollars in millions)
Double hull Suezmax OBO                 8      1991 to 1992     2016 to 2017         $34.8            $2.4
Double hull Suezmax                     8      1993 to 1998     2018 to 2023         $44.6            $3.3
Non-double hull Suezmax                 8      1991 to 1993     2015 to 2017         $24.6            $3.0
Double hull VLC                        13      1998 to 2002     2023 to 2027         $79.3            $6.0
Non-double hull VLCC                   10      1990 to 1996     2015 to 2017         $34.7            $4.2

Unaudited Pro Forma  Statement of  Operations  for the Six months Ended June 30,
2004

                                                             Pro forma
                                                   Actual   Adjustments   Notes   Pro forma
                                                   ------   -----------   -----   ---------
Operating revenues
   Time, bareboat and voyage charter revenues     121,975      (67,983)     A       53,992
   Finance lease interest income                   64,056       16,005      A       80,061
   Finance lease service revenues                  33,482        6,740      A       40,222
                                                  -------                         --------
Total operating revenues                          219,513                          174,275
                                                  -------                         --------
Operating expenses
   Voyage expenses and commission                   8,971       (7,726)     B        1,245
   Ship operating expenses                         48,377          224      B       48,601
   Depreciation and amortisation                   21,786       (9,556)     C       12,230
   Administrative expenses                          1,514                   D        1,514
                                                  -------                         --------
Total operating expenses                           80,648                           63,590
                                                  -------                         --------
Net operating income                              138,865                          110,685
Other income (expenses)
   Interest income                                 2,269                            2,269
   Interest expense                              (48,929)         (612)     E     (49,736)
                                                                  (548)     F
                                                                  (353)     G
   Foreign currency exchange gain                     117                              117
   Other financial items, net                      13,990                           13,990
                                                  -------                         --------
   Net other income (expenses)                    (32,553)                         (33,360)
                                                  -------                         --------
Net income (loss)                                 106,312                           77,325
                                                  =======                         ========

Unaudited Pro Forma Statement of Operations for the Year Ended December 31, 2003

                                                             Pro forma
                                                   Actual   Adjustments   Notes   Pro forma
                                                   ------   -----------   -----   ---------
Operating revenues
   Time, bareboat and voyage charter revenues           -       121,470     A      121,470
   Finance lease interest income                        -       168,010     A      168,010
   Finance lease service revenues                       -        80,665     A       80,665
                                                  -------                         --------
Total operating revenues                                -                          370,145
                                                  -------                         --------
Operating expenses
   Voyage expenses and commission                       -        17,988     B       17,988
   Ship operating expenses                              -        97,273     B       97,273
   Depreciation and amortisation                        -        24,026     C       24,026
   Administrative expenses                             14           960     D          974
                                                  -------                         --------
Total operating expenses                               14                          140,261
                                                  -------                         --------
Net operating income                                  (14)                          229,884
Other income (expenses)
   Interest income                                    199                              199
   Interest expense                                (2,123)      (25,723)    E      (79,650)

                                                                (47,931)    F
                                                                 (3,873)    G
                                                  -------                         --------
   Net other income (expenses)                     (1,924)                         (79,451)
                                                  -------                         --------
Net income (loss)                                  (1,938)                         150,433
                                                  =======                         ========

Notes to Adjustments to Unaudited Pro Forma Statements of Operations

     A. We have chartered all of the 46 vessels we acquired from Frontline to the Charterer under long term charters. Ten of these vessels are currently under charter to third parties. We refer you to the introduction to this section and to "Business--Our Fleet" in this prospectus for key information regarding the vessels that we acquired and chartered to the Charterer.

     Thirty eight of these vessels have completed or will complete their current voyage or time charter prior to September 30, 2004 and are assumed to be free and available as of January 1, 2004 and January 1, 2003 for the purposes of this unaudited pro forma financial information. Charters of these vessels have been accounted for as sales type leases and our net investment in the lease is recorded at the inception of the lease. For sales type leases, we will remove the depreciated cost of the associated vessel from our balance sheet and record a net investment in sales type leases. The net investment in a sales type lease is calculated as the sum of the net present values of the minimum lease cash flows, calculated at the inception of the lease.

     Lease cash flows from sales type leases, net of executory costs, are allocated between finance lease interest income, finance lease service revenues and a reduction in the balance of the net investment in a manner that results in a constant periodic return based on the reducing balance of the net investment.

     For the purposes of this unaudited pro forma financial information the remaining eight vessels and Oscilla will be classified as chartered under operating leases in accordance with U.S. GAAP. These eight vessels and Oscilla are currently on charters that end after September 30, 2004 and are therefore assumed by us to be not free and available as of January 1, 2004 and January 1, 2003.

     Lease cash flows from operating leases are recorded wholly as revenues. For these vessels, including Oscilla, pro forma charter revenues reflect the rates due under existing charter arrangements. These charters will be accounted for as operating leases until the expiration of the existing charters.

     As the economic effect of the new charters to the Charterer took effect January 1, 2004, we pay to or receive from the Charterer the difference between the new charter rates and the underlying charter rates until vessels complete their current charter arrangements. These payments are recorded as deemed dividends in our statements of changes in stockholders' equity and are therefore not reflected in this unaudited pro-forma financial information.

     As the remaining 8 vessels and Oscilla complete their current charter arrangements, actual operating revenues will change as the current charters are on different rates than those that will be in effect after entering into the new lease arrangements with the Charterer. As such, the pro forma financial information does not reflect such future effect of the completion of the current charters.

     Under the provisions of the lease agreements, the Charterer has exercised its option to lease four of the vessels from us under bareboat charters and pay us a charter rate that is reduced by $6,500 per day in comparison with the equivalent time charter rates. Under a bareboat charter, we do not provide services to the Charterer as provided under an equivalent time charter and accordingly we do not receive revenues from services under a bareboat charter. Revenues from services are reported as finance lease service revenues in our statement of operations. Additionally, we do not incur the corresponding management fee expenses of $6,500 per day for those four vessels as are incurred by us for vessels leased under time charters. Management fee expenses are reported as ship operating expenses. See also pro forma adjustment B.

     Current charter arrangements for the eight vessels on charters expiring after September 30, 2004 expire as follows:

Period of charter expiration                                   Number of vessels
----------------------------                                   -----------------

October 1, 2004 to December 31, 2004                                           2
January 1, 2005 to December 31, 2005                                           0
January 1, 2006 to December 31, 2006                                           5
January 1, 2007 to December 31, 2007                                           1
                                                               -----------------
   Total                                                                       8

The pro forma adjustments for the six months ended June 30, 2004 are calculated as follows:

                                                                      Six months
                                                                      ended June
                                                                      30, 2004
                                                                      ----------

Adjustment to eliminate historical
revenues from vessels that will be
chartered to the Charterer by September
30, 2004 under sales type leases                                      $(76,428)

Adjustment to recognize estimated
revenues from Oscilla from January 1, 2004                               8,445
                                                                      --------
Total pro forma adjustment                                            $(67,983)
                                                                      ========

Adjustment to recognize finance lease
interest income from charters accounted
for as sales type leases                                                16,005
                                                                      --------
Total pro forma adjustment                                             $16,005
                                                                      ========

Adjustment to recognize finance lease
service revenues from charters accounted
for as sales type leases                                                 6,740
                                                                      --------
Total pro forma adjustment                                              $6,740
                                                                      ========

The pro forma adjustments for the year ended December 31, 2003 are calculated as follows:

                                                                    Year ended
                                                                    December 31,
                                                                        2003
                                                                    ------------

Adjustment to recognize historical
revenues from eight vessels currently
chartered under operating type leases                                 $108,739

Adjustment to recognize estimated
revenues from acquisition of Oscilla
from January 1, 2003                                                    12,731
                                                                       --------
Total pro forma adjustment                                            $121,470
                                                                       ========
Adjustment to recognize finance lease
interest income from charters accounted
for as sales type leases                                               168,010
                                                                       --------
Total pro forma adjustment                                            $168,010
                                                                       ========

Adjustment to recognize finance lease
service revenues from charters accounted
for as sales type leases                                                80,665
                                                                       --------
Total pro forma adjustment                                             $80,665
                                                                       ========

In addition to the charters to the Charterer which are given effect in this unaudited pro forma financial information, we have entered into a profit sharing agreement with the Charterer. Under the terms of this agreement, beginning with the final 11-month period in 2004 and for each calendar year thereafter, the Charterer has agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated and paid annually in arrears on a TCE basis, realized by the Charterer from their use of our fleet in excess of a weighted average rate of $25,575 per day for each VLCC and $21,100 per day for each Suexmax tanker. We have assumed that there would be no profit sharing payments made to us in the 2003 pro-forma statement of operations and no adjustment has been made to this pro forma financial information to reflect any effect of this arrangement. Our interim financial statements for the six months ended June 30, 2004 include profit sharing revenues of $5.7 million.

B. This adjustment is to recognize voyage expenses and ship operating expenses for the 46 vessels we acquired and the exercise of our option to aquire the vessel Oscilla and to reflect the $6,500 per day per vessel that we pay under the vessel management agreements in the pro-forma statement of operations for the year ended December 31, 2003 and to eliminate historical voyage expenses from vessels that will be chartered to the Charterer by September 30, 2004 under sales-type leases in the pro-forma statement of operations for the six months ended June 30, 2004. The adjustment to recognize $6,500 per day per vessel under the vessel management agreement does not include the four vessels and Oscilla chartered under bareboat charters, see also pro forma adjustment A. Management fees payable in respect of our vessels are classified as ship operating costs, and, as such are recorded as a component of operating expenses.

C. This adjustment is to recognize the depreciation charge relating to the 8 vessels accounted for as chartered under operating leases in the pro-forma statement of operations for the year ended December 31, 2003, to eliminate historical depreciation from vessels that will be chartered to the Charterer by September 30, 2004 under sales-type leases in the pro-forma statement of operations for the six months ended June 30, 2004 and to adjust depreciation to reflect the acquisition of Oscilla for the year ended December 21, 2003 and the six months ended June 30, 2004.

D. This adjustment is to recognize administrative expenses of $20,000 per year for the year ended December 31, 2003 payable by us and each of our subsidiaries under the administrative services agreement in the pro-forma statement of operations for the year ended December 31,2003. No adjustment has been made to the amount of third party expenses which comprise out of pocket expenses incurred on behalf of the service recipients, including legal fees, independent auditors, printers, mailing costs, depositories, transfer agents, insurance, proxy solicitors, filing fees, self-regulatory agencies, listing fees, stock exchange maintenance fees, directors' fees as set by the relevant service recipient, and similar fees and expenses. These costs are not covered by the administrative services agreement and will be borne by the Company. The administrative expenses are included with our historical expenses for the six months ended June 30, 2004.

E. We refinanced the senior secured indebtedness of our subsidiaries at the time that we acquired them from Frontline with the proceeds of a new senior secured credit facility. This new credit facility has an original principal balance of $1,058 million and is repayable over six years. This adjustment is to recognize the change in interest expense that we would have incurred if our refinancing had taken place as of January 1, 2004 and January 1, 2003. We assume annual total repayments of $93.7 million based on the repayment profile of the new credit facility. The pro forma adjustments for the six months ended June 30, 2004 and year ended December 31, 2003 are calculated as follows:

                                                                   Six months
                                                                   ended June
                                                                    30, 2004
                                                                   -----------

Estimated average balance                                           $1,046.286
Effective Interest rate                                                   2.37%
Estimated interest on new credit facility                              $12,520
Adjustment to eliminate historical interest expense                  $(11,908)

Total pro forma adjustment                                                $612
                                                                   ===========

                                                                    Year ended
                                                                   December 31,
                                                                       2003
                                                                   -----------
Estimated average balance                                           $1,022,634
Effective Interest rate                                                   2.48%
Estimated interest on new credit facility                              $25,723

Total pro forma adjustment                                             $25,723
                                                                   ===========

Interest on the new credit facility is payable at an interest rate based on LIBOR plus a margin of 1.25%. We estimated interest payable on the new credit facility using average LIBOR rates of 1.12% for the six months ended June 30, 2004 and 1.235% for the year ended December 31, 2003. These rates are based on an average of three month LIBOR over the applicable period. An increase or decrease in assumed interest rates of 0.125% would increase or decrease estimated interest expense by $0.7 million and $1.3 million in the six months ended June 30, 2004 and year ended December 31, 2003 respectively.

In accordance with the terms of our new credit facility we have entered into new interest rate swap agreements to effectively fix the interest rate payable on $500 million of our new credit facility for five years. We have not made any adjustments to this unaudited pro forma financial information to reflect the estimated effect of these new interest rate swap agreements. We have effectively fixed the LIBOR element of the interest rate payable at 3.38% and our total interest rate including margin at 4.63% on $500 million of our new credit facility. The estimated effect of effectively fixing our interest rate at 4.63% on $500 million principal amount of debt would be to record additional interest expense of $1.5 millionfor the six months ended June 30, 2004 and $10.9 million for the year ended December 31, 2003. Our interim financial statements for the six months ended June 30, 2004 include $4.2 million interest expense in respect of these swaps and $1.8 million interest expense in respect of other swaps. We have not estimated the effect of changes in market values of interest rate swap contracts in this unaudited pro forma financial information. Our interim financial statements for the six months ended June 30, 2004 include gains of $15.1 million in respect of changes in market valuations of interest rate swaps.

F. This adjustment is to reflect the interest expense on the notes at an interest rate of 8.5% per year as if they had occurred on January 1, 2004 and January 1, 2003.

The pro forma adjustments for the six months ended June 30, 2004 and for the year ended December 31, 2003 are calculated as follows:

                                           Six months ended      Year ended
                                             June 30, 2004    December 31, 2003
                                           ----------------   -----------------
Estimated interest on the notes ........         24,924            49,985
Adjustment to eliminate historical
interest expense .......................        (24,376)           (2,054)

Total pro forma adjustment .............           $548           $47,931

G. This adjustment represents the estimated adjustment of amortization of deferred charges and financing fees resulting from our refinancing. The pro forma adjustments for the six months ended June 30, 2004 and the year ended December 31, 2003 are calculated as follows:

                                                                    Six months
                                                                    ended June
                                                                     30, 2004
                                                                   -------------

Amortization of deferred charges and
financing fees associated with the
refinancing of the existing bank debt                                    1,134

Amortization of deferred charges and
financing fees associated with the notes                                 1,542

Adjustment to eliminate historical
amortization of deferred charges and
financing fees                                                          (2,323)
                                                                        -------
Total pro forma adjustment                                                $353
                                                                        =======

                                                                     Year ended
                                                                    December 31,
                                                                         2003
                                                                    ------------
Amortization of deferred charges and
financing fees associated with the
refinancing of the existing bank debt                                    2,268

Amortization of deferred charges and
financing fees associated with the notes                                 1,674

Adjustment to eliminate historical
amortization of deferred charges and
financing fees                                                             (69)
                                                                        -------
Total pro forma adjustment                                              $3,873
                                                                        =======

     The pro forma income statements for the six months ended June 30, 2004 and year ended December 31, 2003 include four vessels recorded as operating under finance leases that are included in the interim financial statements as operating under operating leases. The impact on our balance sheet in our interim financial statements for the six months ended June 30, 2004 of recording these four vessels as operating under finance leases would be to decrease vessels and equipment, net by $199.2 million, to increase net investments in finance leases by $199.2 million.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for six month periods ended June 30, 2004 and 2003 and the 12-month periods ending December 31, 2003, 2002 and 2001. We define the term "earnings" is defined as the amount resulting from adding and subtracting the following items: add the following: (a) net income or loss, (b) fixed charges. From the total of added items subtract the following: (a) share in results of associated companies, (b) interest capitalized. We define the term "fixed charges" as the sum of the following: (a) interest expensed, (b) interest capitalized, (c) amortization of deferred finance charges.

                                      Six months ended June 30,        Year ended December 31,
                                      -------------------------   ---------------------------------
                                          2004         2003         2003         2002         2001
Earnings                                155,241      232,351      347,831       70,275      256,643
Fixed charges                            48,929       18,931       35,117       43,062       59,763

                                        ===========================================================
Ratio of earnings to fixed charges         3.17        12.27         9.90         1.63         4.29
                                        ===========================================================

                  PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

                                                                      Year ended
                                                   Six months ended    December
                                                    June 30, 2004      31, 2003
                                                   -----------------------------

Pro forma Earnings                                 126,944            230,083
Pro forma Fixed charges                             49,348             77,144

                                                   ==========================
Pro forma Ratio of earnings to fixed charges          2.57               2.94
                                                   ==========================

                  SELECTED FINANCIAL INFORMATION AND OTHER DATA

     The following selected financial and other data summarize our historical financial information. The selected income statement data for the fiscal years ended December 31, 2003, 2002, and 2001, the selected balance sheet data with respect to the fiscal years ended December 31, 2003 and 2002 have been derived from our audited predecessor combined carve-out financial statements included herein. The selected income statement data for the fiscal year ended December 31, 2000 and the selected balance sheet data with respect to the fiscal year ended December 31, 2001 and 2000 have been derived from our audited predecessor combined carve-out financial statements not included herein.

     The selected income statement data for the six months ended June 30, 2003 has been derived from our unaudited predecessor combined carve-out financial statements included herein. The selected balance sheet information for the six months ended June 30, 2003 has been derived from our unaudited predecessor combined carve-out financial statements not included herein.

     The selected financial information for the six months ended June 30, 2004 has been derived from our unaudited interim financial statements included herein.

     In the opinion of our management, the selected financial information for the six months ended June 30, 2004 and 2003, includes all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of that information. The selected financial data is not necessarily indicative of future results. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our unaudited interim financial statements and our audited predecessor combined carve-out financial statements and the notes thereto and unaudited interim financial statements and notes thereto included elsewhere in this prospectus.

     This prospectus does not include selected combined financial and other data for the 12-month period ending December 31, 1999. As noted above, the Company's selected financial and other data prior to January 1, 2004 is derived from the combined carve-out financial statements of Frontline and the Company is not in a position to prepare carve-out financial statements for the 12-month period ending December 31, 1999 or the selected financial and other data derived from such financial statements without unreasonable effort and expense.

                                              Six months ended June 30                     Year Ended December 31,
                                                                            -----------------------------------------------------
                                                2004           2003           2003           2002           2001           2000
                                                                            -----------------------------------------------------
                                                          (dollars in thousands, except ratios and per share data)
Income Statement Data:
   Total operating revenues                   $219,513       $401,589       $695,068       $365,174       $486,655       $482,908
   Total operating expenses                     80,648        173,972        346,252        279,083        255,937        220,657
   Net operating income                        138,865        227,617        348,816         86,091        230,718        262,251
   Net other income (expenses)                 (32,553)         1,341        (14,004)       (53,925)       (43,180)       (50,107)
   Net income (loss) before
   cumulative effect of
   change in accounting principle              106,312        228,958        334,812         32,166        187,538        212,144
   Cumulative effect of change
   in accounting principle                          --             --             --        (14,142)        24,472             --
   Net income                                  106,312        228,958        334,812         18,024        212,010        212,144
   Earnings per share,
   basic and diluted (3)                         $1.44          $3.10          $4.53          $0.24          $2.87          $2.87

Balance Sheet Data (at end of period):
   Cash and cash equivalents                   $32,138        $25,257        $26,519        $20,634        $26,041        $15,274
   Newbuildings and vessel purchase
   options                                          --          8,370          8,370          8,370         63,470         36,326
   Vessels and equipment, net                  518,479      1,918,073      1,863,504      1,904,146      1,696,528      1,572,844
   Total assets                              2,145,006      2,164,349      2,156,348      2,123,607      1,951,353      1,784,676
   Short-term debt and current portion
   of long term debt                            88,843        135,027        141,522        131,293        130,428        121,399
   Long-term debt                            1,465,431        949,180        850,088        975,554        870,109        850,453
   Share capital                                73,925             --             --             --             --             --
   Stockholders' equity                        564,446        715,615        822,026        485,605        466,742        259,632
   Dividends paid and deemed dividends          66,362             --             --             --             --             --
Cash Flow Data
   Cash provided by operating activities       109,523        241,912       $415,523       $115,658       $307,167
   Cash provided by (used in)
   investing activities                         (7,780)           360        (51,632)      (261,779)      (271,850)
   Cash provided by (used in)
   financing activities                        (69,605)      (237,649)      (358,006)       140,714        (24,549)

Fleet Data
   Number of wholly owned vessels
   (end of period)                                  46             43             43             42             38             35
   Number of vessels owned in joint
   ventures (end of period)                          0              8              6              9              7              2
Average Daily Time Charter Equivalent(1)
   VLCCs                                       $56,600        $47,500        $40,400        $22,200        $34,600        $34,500
   Suezmaxes                                   $37,100        $40,400        $33,500        $18,400        $30,600        $35,000
   Suezmax OBOs                                $27,000        $38,700        $32,000        $17,700        $28,900        $33,500

----------
(1) Time charter equivalent, or TCE, is a standard industry measure of the average daily revenue performance of a vessel. This is calculated by dividing net operating revenues by the number of days on charter. Net operating revenues are revenues minus voyage expenses. Days spent off hire are excluded from this calculation. For a reconciliation of net voyage revenues to voyage revenues, see note 2 to "Summary Combined Financial and Other Data".

(2) On May 28, 2004, the Company declared a dividend of $0.25 per share which was paid on July 9, 2004.

(3) For all periods presented per share amounts are based on a denominator of 73,925,837 common shares outstanding which is the number of issued shares outstanding on June 16, 2004, the date that the Company's shares were partially spun off. The Company's shares were listed on the New York Stock Exchange on June 17, 2004.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with our interim financial statements as at and for the six months ended June 30, 2004 and our predecessor combined carve-out financial statements as at and for the three year period ended December 31, 2003 and for the six months ended June 30, 2003, which we call our combined financial statements, and the related notes, and the other financial information included elsewhere in this document. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Overview - Predecessor

     For the years ended December 31, 2003, 2002 and 2001, and the six months ended June 30, 2003, the combined financial statements presented herein have been carved out of the consolidated financial statements of Frontline. Our financial position, results of operations and cash flows reflected in our combined financial statements are not necessarily indicative of those that would have been achieved had we operated autonomously for all periods presented.

     Our combined financial statements assume that our business was operated as a separate corporate entity prior to its inception. Ship Finance International Limited, or the Company, was formed on October 10, 2003, and prior to that time our business was operated as part of the shipping business of Frontline. Our combined financial statements have been prepared to reflect the combination of certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, interests in joint ventures and an option to acquire an additional VLCC, which taken together represent the 46 vessel owning subsidiaries and one subsidiary holding an option to acquire a VLCC that we have acquired from Frontline and which we refer to collectively as the Vessel Interests.

     Where Frontline's assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in our combined financial statements. Frontline's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in our combined financial statements. The preparation of our combined financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel have been allocated pro rata based on the number of vessels in the Company compared with the number in Frontline's total fleet. Management has deemed that the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had the Company operated on a stand-alone basis for all periods presented. However, the financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all periods presented as the Company may have made different operational and investment decisions as a Company independent of Frontline.

     The majority of the Company's assets, liabilities, revenues and expenses are vessel specific and are included in the vessel owning subsidiaries' financial statements. However, in addition, the following significant allocations have been made:

Goodwill: Goodwill has arisen on certain of the acquisitions undertaken in the three year period ended December 31, 2003 as described in Note 21 to our combined financial statements. Goodwill has been allocated to the Company on the basis that the vessels obtained in these acquisitions, and to which the goodwill is considered to relate, are included in our combined financial statements. The associated amortization of goodwill has also been allocated to the Company and recognized in our combined financial statements. Following the adoption of FAS 142 effective January 1, 2002, we no longer amortize goodwill, but rather test it for impairment at least on an annual basis.

Long term debt: An allocation of corporate debt of Frontline has been made. This debt has been allocated as it relates specifically to a vessel over which the Company has a purchase option. The associated interest expense has also been allocated to our combined financial statements.

Interest rate swaps: For the purposes of our combined financial statements, interest rate swaps specific to carved out debt have been included. In addition, non-debt specific interest rate swaps have been included on the basis that such swaps were intended to cover the floating rate debt that has been included in our combined statements. The associated mark to market adjustments arising on the swaps has also been allocated to our combined financial statements and is included in other financial items, net.

     Administrative expenses: Frontline's overheads relate primarily to management organizations in Bermuda and Oslo that manage the business. These overhead costs include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Other employee related costs includes costs recognized in relation to Frontline's employee share option plan.

     No allocation of interest income has been made and interest income reported in our combined financial statements represents interest income earned by the vessel owning subsidiaries and interest earned on loans to joint ventures.

     Our  combined  financial   statements  have  been  prepared  based  on  the
completion of the transaction between the Company and Frontline described in this prospectus.

     The Company and Frontline entered into a fleet purchase agreement pursuant to which we purchased the Vessel Interests for $950 million, excluding working capital and other intercompany balances to be retained by Frontline, plus assumption of senior secured indebtedness with respect to the fleet in the amount of $1.158 billion. The purchase price for the Vessel Interests and the refinancing of the existing senior secured indebtedness was financed through a combination of the net proceeds of the Notes, funds from our $1.058 billion senior secured credit facility and a deemed equity contribution from Frontline.

     All of our vessels are chartered to the Charterer under long term time charters. All of our vessel technical management is performed for us by Frontline Management under the management agreements for a fixed rate. As such, our future operations and the operations of our subsidiaries will differ significantly from the historical operations of Frontline and its subsidiaries upon which our historical carved out financial statements are based. In particular, our revenues are generated primarily from charter payments made to us by the Charterer under the charters that consist of sales type leases and operating leases. Our expenses consist primarily of interest on the notes and our senior secured credit facility and payments that we make to Frontline Management.

Overview - Successor

     Ship Finance International Limited was incorporated in Bermuda on October 10, 2003 for the purpose of acquiring certain of the shipping assets of its parent company, Frontline Ltd. Frontline is a publicly listed Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore, OBO, carriers. The Company is a wholly owned subsidiary of Frontline. Frontline operates tankers of two sizes: very large crude carriers, which are between 200,000 and 320,000 dwt, and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. Frontline is a holding company which operates through subsidiaries and joint ventures located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, the Bahamas and Sweden

     On December 11, 2003 the Company entered into a purchase agreement with Frontline to purchase certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC, which we refer to collectively as the Vessel Interests.

     On December 18, 2003 the Company issued $580 million of 8.5% Senior Notes due 2013 in a private offering to Qualified Institutional Buyers. The proceeds from this offering, together with a deemed equity contribution of approximately $525 million from Frontline, were used to complete the acquisition of the Vessel Interests.

     On January 1, 2004 the Company completed the purchase of the Vessel Interests it agreed to purchase from Frontline on December 11, 2003.

     As a result of these transactions the Company has acquired a fleet of 24 Suezmax tankers, 22 VLCCs, and an option to acquire an additional VLCC with a combined deadweight tonnage of 10,498,000,000 tones and a combined book value of approximately $2,107 million.

     On January 1, 2004 the Company entered into time charter agreements with Frontline Shipping Ltd., a subsidiary of Frontline, to charter the 46 vessels for substantially the remainder of their useful lives at fixed rates.

     On January 1, 2004 the Company entered into management agreements with Frontline Management (Bermuda) Ltd. a subsidiary of Frontline, to manage the 46 vessels for substantially the remainder of their useful lives at fixed rates.

Predecessor Business

     Our combined financial statements reflect the business activities of Frontline related to the Vessel Interests. Frontline's principal focus and expertise is to provide transportation services to major integrated oil companies and other customers that require transportation of crude oil and oil products cargoes.

     As at December 31, 2003, the Vessel Interests were comprised of 19 wholly owned VLCCs, 24 wholly owned Suezmax tankers, one option to acquire a VLCC and interests in six associated companies which each own a VLCC. In 2002, we took delivery of four wholly owned newbuilding double hull VLCCs. In 2001, we took delivery of three VLCCs built in 1999 on which we had purchase options. In addition, through Frontline's acquisition of Mosvold Shipping Limited, which was completed in 2001, we acquired one VLCC newbuilding contract, which was delivered in October 2002. In 2000, through Frontline's acquisition of Golden Ocean Group Limited, we acquired three VLCCs, interests in two associated companies which each owned a VLCC and four options to acquire a VLCC.

Successor Business

     The completion of the purchase of the 46 crude oil tanker owning subsidiaries and one subsidiary holding an option on an additional tanker from Frontline took place as of January 1, 2004. We have chartered our fleet to the Charterer, a wholly owned subsidiary of Frontline, under long term, fixed rate charters effective as of January 1, 2004. The Charterer was initially capitalized by Frontline with $250 million to support its obligation to make charter payments to us. We also entered into fixed rate management agreements with another wholly owned subsidiary of Frontline. These arrangements are intended to provide us with stable cash flow and reduce our exposure to volatility in the markets for these vessels.

Factors Affecting Our Historical Results

     The principal factors that have affected our historical results of operations and financial position include:

          o    the earnings of our vessels in the charter market;

          o    vessel expenses;

          o    administrative expenses;

          o    depreciation;

          o    interest expense; and

          o    foreign exchange.

     We have derived our earnings from bareboat charters, time charters, voyage charters and contracts of affreightment.

     A bareboat charter is a contract for the use of a vessel for a specified period of time where the charterer pays substantially all of the vessel voyage costs and operating costs. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the vessel voyage costs but the vessel owner pays the operating costs. A voyage charter is a contract for the use of a vessel for a specific voyage in which the vessel owner pays substantially all of the vessel voyage costs and operating costs. A contract of affreightment is a form of voyage charter in which the owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent offhire are excluded from this calculation.

     As at December 31, 2003, 2002 and 2001, 29, 35 and 24, respectively, of our vessels operated in the voyage charter market. The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services. The following table sets forth the average daily TCEs earned by our tanker fleet over the last three years:

                                         2003        2002        2001
                                        ------      ------      ------
            (dollars per day)
          VLCC ....................     40,400      22,200      34,600
          Suezmax .................     33,500      18,400      30,600
          Suezmax OBO .............     32,000      17,700      28,900

     Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance.

     Administrative expenses are composed of general corporate overhead expenses, including personnel costs, property costs, legal and professional fees and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance. In 2002 and 2001, administrative expenses also included administrative costs associated with the Frontline's participation in Tankers International LLC, or Tankers, a pooling arrangement for the commercial operation of the VLCCs of Frontline and five other VLCC operators, entered into in December of 1999. Frontline withdrew from the pool in July of 2002 and these costs ceased in the second half of 2002.

     Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis. No charge is made for depreciation of vessels under construction until they are delivered.

     Interest expense in our combined financial statements relates to vessel specific debt facilities of our subsidiaries and to corporate debt that has been allocated to us. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. As at December 31, 2003, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so. As at December 31, 2003, certain of our subsidiaries had Yen denominated debt and charters denominated in Yen, which expose us to exchange rate risk. As at December 31, 2003 and 2002, we had Yen denominated debt in subsidiaries of (Y)9.6 billion and
(Y)5.1 billion respectively.

     Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Factors Affecting Our Future Results

     Principal factors that are expected to affect our future results of operations and financial position include:

          o    the earnings of our vessels under time charters to the Charterer;

          o the amount we receive under the profit sharing arrangement with the Charterer;

          o the earnings and expenses related to any additional vessels that we acquire;

          o    vessel management fees;

          o    administrative expenses; and

          o    interest expense.

     Initially, our future revenues will derive primarily from our long term, fixed rate time charters with the Charterer. All 46 vessels that we have acquired from Frontline are chartered to the Charterer under long term charters, described under "Business--Charter Arrangements." In addition, beginning with the final 11-month period in 2004 and for each calendar year thereafter, the Charterer will pay us a profit sharing payment if our vessels' earnings exceed certain amounts.

     The Company's future expenses will consist primarily of vessel management fees, administrative expenses and interest expense. With respect to vessel management fees, our vessel owning subsidiaries have entered into fixed cost management agreements with Frontline Management under which Frontline Management will be responsible for all technical management of the vessels, including crewing, maintenance, repair, capital expenditures, drydocking, vessel taxes and other vessel operating and voyage expenses. Each of these subsidiaries pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services.

     The Company has entered into an administrative services agreement with Frontline Management under which Frontline Management provides us with administrative support services such as the maintenance of our corporate books and records, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, payroll services, legal services, and other non-vessel related administrative
services.   The  Company  and  our  vessel  owning  subsidiaries  pay  Frontline
Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, if any, advanced on our behalf by Frontline, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listings costs. The Company currently does not have its own employees.

     Other than the interest expense associated with our notes, the amount of our interest expense will be dependent on the same factors set forth above as to Frontline's historic incurrence of interest expense. The Company has a $1.058 billion secured six-year credit facility with a syndicate of financial institutions. This credit facility provided us with a portion of the capital required to complete the acquisition of the Vessel Interests and to refinance related secured indebtedness. We have entered into interest rate swaps to fix the interest on $500.0 million of the borrowings under this facility for a period of five years at an average rate of 3.4%.

Change in Accounting Policies

     In 2001, the Company changed its accounting policy for drydockings to the "expense as incurred" method, whereby drydocking expenses are recognized when they take place. Prior to 2001, provisions for future drydockings were accrued and charged as an expense on a pro-rata basis over the period to the next scheduled vessel drydocking. The "expense as incurred" method is considered by management to be more reliable as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the combined statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $24.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on our combined balance sheet was to reduce total liabilities by $24.5 million.

     In June 2001, the FASB approved Statement of Financial Accounting Standard, or SFAS, No. 142, "Goodwill and Other Intangible Assets." As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and recorded an impairment charge of $14.1 million for the unamortized goodwill on that date that is shown separately in the combined statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill, was a combination of independent third party valuations and the quoted market price of Frontline's shares.

     As of January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivatives and Hedging Activities." Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS 133. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recorded certain transition adjustments resulting in recognizing the fair value of its derivatives as assets of $0.4 million and liabilities of $0.7 million. We recognized a gain of $0.2 million in income and a charge of $0.5 million made to other comprehensive income. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.9 million being frozen in accumulated other comprehensive income as at that date and this will be reclassified to the income statement over the life of the underlying instrument.

Recently Issued Accounting Standards

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for "Special Purpose Entities" created before January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before January 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In accordance with the requirements of Interpretation 46(R), the company has initially applied its provisions to entities that are not considered to be special purpose entities that were created before January 31, 2003 as of March 31, 2004. This application has not had an impact on the results of operations or financial position of the Company as no additional entities were required to be consolidated.

     The Company has an option to purchase the VLCC Oscilla on or before the expiry of a five-year bareboat charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated special purpose entity, Seacrest Shipping Ltd. ("Seacrest"). Prior to the adoption of FIN 46R this special purpose entity was not consolidated by the predecessor combined carve out entity. We have determined that the entity that owns Oscilla is a variable interest entity and that the Company is the primary beneficiary. At the current date, after exhaustive efforts, we have been unable to obtain the accounting information necessary to be able to consolidate the entity that owns Oscilla. If the Company had exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss is $17.4 million, representing amounts outstanding from Seacrest of $9.0 million and the carrying value of the option of $8.4 million. At December 31, 2003, Seacrest had total indebtedness of $36.0 million (including $9.0 million due to the Company) and JPY674.6 million (equivalent to $6.3 million) and the fair value of the vessel Oscilla was $78.5 million.

Critical Accounting Policies

     The preparation of our combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our combined financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgment in their application. See
Note 2 to our combined financial statements for details of all of the Company's material accounting policies.

Carve out of the Financial Statements of Frontline

     For the years ended December 31, 2003, 2002 and 2001, our combined financial statements presented herein have been carved out of the financial statements of Frontline.

     Frontline is a shipping company with activities that include the ownership and operations of oil tankers and dry bulk carriers as well as leasing in vessels and participation in tanker owning joint venture arrangements. Frontline is also involved in the purchase and sale of vessels. Where Frontline's assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in our combined financial statements. Frontline's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in our combined financial statements. The preparation of our combined financial statements requires the allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel have been allocated based on the number of vessels in the Company compared with the number in Frontline's total fleet. Management has deemed the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had the Company operated on a stand-alone basis for all periods presented. The financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all years presented as the Company may have made different operational and investment decisions as a company independent of Frontline.

Revenue Recognition

     Revenues are generated from freight billings, contracts of affreightment, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated.

     Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

     The operating revenues and voyage expenses of the vessels operating in the Tankers pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool's net operating revenues.

Vessels and Depreciation

     The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years. This is a common life expectancy applied in the shipping industry. Effective in April 2001, the International Maritime Organization, or IMO, implemented new regulations that result in the accelerated phase out of certain non-double hull vessels.

     In December 2003, the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will take effect in April 2005 unless objected to by a sufficient number of states. As a result, the Company has re-evaluated the estimated useful lives of its single hull vessels and determined this to be the earlier of 25 years or the vessel's anniversary date in 2015, resulting in the reduction of the estimated useful lives of thirteen of the Company's vessels in the fourth quarter of 2003. This reduction has resulted in an annualized increase in depreciation expense of $4.4 million effective from October 1, 2003.

     If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods. The Company will continue to monitor the situation and revise the estimated useful lives of its non-double hull vessels as appropriate when new regulations are implemented.

     Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In assessing the recoverability of the vessels' carrying amounts, the Company must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our vessels and the estimated economic useful life of our vessels. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. Factors we consider important that could effect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

Leases

     Leases are classified as either capital leases or operating leases based on an assessment of the terms of the lease. Classification of leases involves the use of estimates or assumptions about fair values of leased vessels, expected future values of vessels and, if lessor's rates of return are not known, lessee's cost of capital. We generally base our estimates of fair value on the average of 3 independent broker valuations of a vessel. Our estimates of expected future values of vessels are based on current fair values amortised in accordance with our standard depreciation policy for owned vessels. Lessee's cost of capital is estimated using an average which includes estimated return on equity and estimated incremental borrowing cost. The classification of leases in our accounts as either capital leases or operating leases is sensitive to changes in these underlying estimates and assumptions.

Variable Interest Entities

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses.

     In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities.

     In applying the provisions of Interpretation 46(R), the Company must make assumptions in respect of, but not limited to, the sufficiency of the equity investment in the underlying entity. These assumptions include assumptions about the future revenues, operating costs and estimated economic useful lives of assets of the underlying entity.

     The Company initially applied the provisions of Interpretation 46(R) to all special purpose entities and other entities created after January 31, 2003 on December 31, 2003. This application has not had a material impact on the results of operations or financial position of the Company. In accordance with the requirements of Interpretation 46(R), the Company will initially applied its provisions to entities that are not considered to be special purpose entities that were created before January 31, 2003 as of March 31, 2004. This application has not had a material impact on the results of operations or financial position of the Company.

Results of Operations

Six Months ended June 30, 2004 compared with the six months ended June 30, 2003

     Total operating revenues decreased by 45% to $219.5 million in the six months ended June 30, 2004 compared with $401.6 million in the six months ended June 30, 2003. Operating revenues include finance lease interest income, finance lease service revenues, profit sharing revenues from our profit sharing arrangement with Frontline and charter revenues for the period prior to our vessels commencing trading under their charters to Frontline. They also include charter revenues for vessels trading under long term charters to third parties during the period.

     In the period since we acquired our fleet of vessels from Frontline, sixteen of our twenty four Suezmax tankers and eighteen of our twenty two VLCC tankers have commenced employment with Frontline under long-term charters which are accounted for as finance leases. Receipts from finance leases are allocated as finance lease interest income, finance lease service revenues and capital repayments in order to realize a constant periodic rate of return on the unamortized finance lease investment.

     In the six months ended June 30, 2004 and six months ended June 30, 2003 finance lease interest income was $64.1 million and $nil respectively, finance lease service revenues were $33.5 million and $nil respectively and profit sharing revenues recognized were $5.7 million and $nil respectively. We recorded capital repayments on finance leases amounting to $26.7 million in the six months ended June 30, 2004 ($nil - 2003).

     In accordance with US GAAP we recognize profit sharing revenues only when those revenues are earned and realizable. In accordance with US GAAP we recognize profit sharing revenues only when those revenues are earned and realizable. We consider profit sharing revenues to be earned and realizable to the extent that a vessel's underlying earnings on a time charter equivalent basis exceed the profit sharing threshold for the profit sharing period. This threshold is calculated as the number of days in the profit sharing period multiplied by the daily profit sharing threshold rates, which are $21,100 per day for Suezmaxes and $25,575 per day for VLCCs, on a time charter equivalent basis. Our profit sharing revenues are 20% of a vessel's underlying earnings in excess of the threshold. The total profit sharing revenues earned and realizable for the six months ended June 30, 2004 are $5.7 million. This amount has been recognized in our interim financial statements. Should our vessels' earnings continue to equal or exceed the daily profit sharing threshold rates for the remainder of 2004 a further $34.4 million of profit sharing revenues will be recognized by us in respect of our vessels' underlying earnings in the six months ended June 30, 2004.

     Net voyage revenues earned by our fleet in the period prior to commencing trading under their charters to Frontline were $40.8 million for the six months ended June 30, 2004 and $296.3 million for the six months ended June 30, 2003 respectively. As all of our vessels are now employed under long-term charter to Frontline or to third parties so we do not expect to report further net voyage revenues.

     Charter revenues from vessels under long-term charters (comprising time charters and bareboat charters) to third parties were $66.6 million in the six months ended June 30, 2004 compared with $24.5 million in the six months ended June 30, 2003. At June 30, 2004 we had eight Suezmaxes and four VLCCs on long-term charters to third parties. These vessels will be redelivered to us between August 2004 and February 2007. Upon redelivery these vessels will immediately go on long-term charter to Frontline.

     Under the terms of our charter agreements with Frontline we pay or receive any difference between our earnings from our vessels which are not currently on charter to Frontline and the rates Frontline has agreed to pay us. Payments made under this arrangement are accounted for as deemed dividends and amount to $47.9million in the six months ended June 30, 2004 compared with $nil in the six months ended June 30, 2003.

     Ship operating expenses, which since January 1, 2004 primarily consist of the management fee payable to Frontline, were $48.4 million in the six months ended June 30, 2004 compared with $38.6 million in the six months ended June 30, 2003. The change is primarily due to changes in our fleet and to the fact that ship operating expenses in our predecessor combined carve-out financial statements consist of actual operating costs of our fleet whereas from January 1, 2004 ship operating expenses comprise a management fee of $6,500 per day for all of our vessels. In the six months ended June 30, 2004 we operated 4 more wholly owned VLCCs than in the six months ended June 30, 2003. This was due to transactions whereby we acquired 100% interests in the VLCCs New Circassia on June 30, 2003 and Edinburgh, Ariake and Hakata during February of 2004. Actual ship operating costs per day on average in the six months ended June 30, 2003 were $5,200 for our Suezmax OBOs, $5,400 for our Suezmaxes and $6,100 for our VLCCs.

     Administrative expenses were $1.5 million in the six months ended June 30, 2004 and $3.0 million in the six months ended June 30, 2003 and primarily consist of legal, professional and audit fees. Administrative expenses reported in our predecessor combined carve-out financial statements consist of an allocation of total administrative expenses reported by Frontline, whereas administrative expenses reported since January 1 consist of actual costs. Actual administrative expenses in the six months ended June 30, 2004 include an management fee of $0.5 million paid to Frontline Management for provision of administrative support services and $1.0 million of other expenses, mainly legal, professional and audit costs, which are not covered by our administrative sevices agreement with Frontline Management.

     Depreciation was $21.8 million in the six months ended June 30, 2004 and $51.4 million in the six months ended June 30, 2003. Depreciation expenses relate to the vessels on charters to third parties that are accounted for as operating leases. The reduction is due to the fact that most of our fleet is now employed under long-term charters to Frontline which are accounted for as sales-type leases. In the six months ended June 30, 2003 we recorded depreciation on our entire wholly-owned fleet of 42 vessels whereas in the six months ended June 30, 2004 we recorded depreciation on only 12 vessels throughout the period. Additionally we recorded depreciation on vessels during the period before they commenced employment with Frontline under long-term charter.

     Interest income was $2.3 million, for the six months ended June 30, 2004 and $4.6 million for the six months ended June 30, 2003 and interest expense was $48.9 million for the six months ended June 30, 2004 and $18.9 million for the six months ended June 30, 2003. Interest expense includes interest on bank financing and on the $580.0 million 8.5% Senior Notes issued in December 2003 together with swap interest and amortization of deferred finance fees. The increase in interest expense is primarily due to our issuance of Senior Notes together with a write off of $4.3 million of unamortized fees on refinanced bank debt in the six months ended June 30, 2004. At June 30, 2003 we had total outstanding debt of $1,084.2 million compared with $1,554.3 million at June 30, 2004. Interest expense includes swap interest of $6.0 million and $2.6 million and amortization of deferred finance fees of $6.6 million and $0.5 million in the six months ended June 30, 2004 and June 30, 2003 respectively.

     Other financial items for the six months ended June 30, 2004 were a credit of $14.0 million compared with a loss of $0.2 million in the six months ended June 30, 2003. Other financial items consists primarily of mark to market valuation changes on our interest rate swap contracts. At June 30, 2004 the Company had interest rate swaps with a total notional principal amount of $500.0 million outstanding and has recorded a $12.6 million credit attributable to the mark to market valuation of these interest rate swaps in the six months ended June 30, 2004 compared with a credit of $1.3 million for the six months ended June 30, 2003.

Year ended December 31, 2003 compared with the year ended December 31, 2002

     Total operating revenues increased by 90% to $695.1 million in 2003 from $365.2 million in 2002. Time charter equivalent revenues increased by 102% to $546.5 million in 2003 compared with $271.2 million in 2002. In 2002, the Company took delivery of four wholly owned double hull VLCCs, which are included for the entire 2003 period. However, this increase primarily reflects the strong earnings in the tanker market in the 2003 period. The average daily TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers in 2003 were $40,400, $33,500 and $32,000, respectively, compared with $22,200, $18,400 and
$17,700, respectively, in 2002. This increase in average daily TCEs is in line with the overall increase in operating revenues that we have experienced during 2003.

     Spot voyage charters represented 88% and 85% of the Company's time charter equivalent revenues in 2003 and 2002 respectively. Accordingly, the Company's revenues are significantly affected by the prevailing spot rates in the markets in which the vessels operate. Traditionally, spot market rates are highly volatile and are determined by market forces such as worldwide demand, changes in the production of crude oil, changes in seaborne and other transportation patterns including changes in the distances that cargoes are transported, environmental concerns and regulations and competition from alternative sources of energy. Fiscal year 2003 started with extremely strong charter rates which were mainly driven by factors such as the strike in Venezuela which resulted in longer haul imports, a cold winter in the northern hemisphere resulting in increased demand for heating oil and increased consumption in the Far East especially China, all of which have resulted in spot market rates being significantly stronger than in 2002. Oil demand for 2003 experienced its strongest growth in 15 years with an increase of approximately 3.5% for the 2003 calendar year.

     Voyage expenses and commission increased by 58% from $94.0 million in 2002 to $148.5 million in 2003. This increase is primarily as a result of the withdrawal of Frontline from participation in the Tankers International LLC pool in July 2002. Under the pool arrangement, voyage costs and commission for vessels entered in the pool were borne by the pool. After Frontline's withdrawal from the pool these costs were borne by Frontline. The increase also reflects increased commissions due to increased operating revenues.

     Vessel operating expenses, which include drydocking costs, have remained steady, increasing marginally by 0.8% to $82.0 million in 2003 from $81.4 million in 2002. The average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $6,318, $5,578 and $5,466 respectively, compared with $7,211, $5,972 and $5,711 respectively, in 2002. VLCC rates have reduced primarily as a result of a decrease in the number of VLCCs drydocked in the year from four in 2002 to two in 2003.

     Depreciation and amortization increased 10% to $106.0 million in 2003 to $96.8 million in 2002. The increase primarily relates to a full year's depreciation being included in 2003 for the four vessels delivered in 2002. Effective October 1, 2003, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever came first. As a result, the estimated useful life of thirteen of the Company's vessels was reduced resulting in an increase in depreciation expense of $1.1 million in the fourth quarter of 2003 ($4.4 million on an annualized basis).

     Administrative expenses increased 40% to $9.7 million in 2003 from $6.9 million in 2002 primarily as a result an increase in costs recognized in relation to Frontline's employee share option plan along with increased legal costs incurred by the Company.

     Net interest expense for 2003 was $29.3 million, a decrease of 13% compared with $33.6 million in 2002. Interest income decreased 31.1% to $5.9 million in 2003 from $8.5 million in 2002 mainly due to a decrease in interest income from loans to associated companies. This is as a result of reductions in our average total interest bearing loans to associated companies in 2003. Interest expense decreased to $35.1 million in 2003 from $42.1 million in 2002. At December 31, 2003, the Company had $991.6 million of floating rate debt and the decrease in the interest expense reflects the benefit of lower interest rates in the 2003 period along with reduced debt in the year.

     The share in result of associated companies increased from a loss $10.1 million in 2002 to earnings of $22.1 million in 2003. The increase is due to a combination of the strength of tanker earnings in 2003 compared with 2002 and foreign currency exchange losses recognized in associated companies with Yen denominated long term debt in 2002. In the year ended December 31, 2003, the Company recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of our investments for proceeds which were less than book value of those investments.

     The Company incurred a foreign currency exchange loss of $10.4 million in 2003 compared with a loss of $5.6 million in 2002. Foreign exchange gains and losses arise primarily on the Yen debt in certain subsidiaries. In the 2003, the Yen strengthened against the U.S. dollar from (Y)118.54 at December 31, 2002 to
(Y)107.1 at December 31, 2003. At December 31, 2003, the Company had Yen debt of
(Y)9.6 billion, compared with (Y)5.1 billion at December 31, 2002.

     Other financial items have increased from a charge of $4.5 million in 2002 to income of $3.6 million in 2003. In both years, other financial items consisted primarily of market value adjustment on interest rate swaps following the adoption of SFAS No. 133 on January 1, 2001.

Year ended December 31, 2002 compared with the year ended December 31, 2001

     Total operating revenues decreased by 25% to $365.2 million in 2002 from $486.7 million in 2001. Time charter equivalent revenues decreased by 34% to $271.2 million in 2002 compared with $411.5 million in 2001. In 2002, the Company took delivery of four wholly owned double hull VLCCs. The decrease reflects the significantly weaker tanker charter market in 2002 compared with 2001. The annual average daily TCEs earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for 2002 were $22,200, $18,400 and $17,700, respectively, compared with $34,600, $30,600 and $28,900, respectively, in 2001. Spot voyage charters represented 85% and 92% of the Company's time charter equivalent revenues in 2002 and 2001 respectively. The tanker market weakened significantly in the first half of 2002 mainly as a result of the influence of a global economic recession that began in 2001; the lingering effects on September 11 on the airline industry and the quota cuts imposed by OPEC which resulted in an increase in short haul imports. Market conditions improved in the last quarter of 2002 as demand for oil increased due to factors such as a colder than normal winter, a gradual global economic recovery and the shutdown of nuclear power plants in Japan resulting in increased consumption of fossil fuels.

     Voyage expenses and commission increased by 25% from $75.2 million in 2001 to $94.0 million in 2002. This increase is primarily as a result of the withdrawal of Frontline from participation in the Tankers International LLC pool in July 2002. Under the pool arrangement, voyage costs and commission for vessels entered in the pool were borne by the pool. After Frontline's withdrawal from the pool these costs were borne by Frontline.

     Vessel operating expenses, which include drydocking costs, decreased 4% to $81.4 million from $85.1 million in 2001. This decrease was a result of a cost saving initiative. The average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $7,211, $5,972 and $5,711 respectively, compared with $7,012, $6,049 and $8,883, respectively, in 2001. In 2002, 11 of the vessels went into drydock compared with 15 in 2001. The decrease in daily operating costs for the Suezmax OBO carriers was a result of seven out of the eight vessels having been drydocked in 2001.

     Administrative expenses decreased 1% to $6.9 million in 2002 from $7.0 million in 2001. A reduction in non-cash charges in connection with employee stock options offset expenses for an increased number of Frontline employees.

     Depreciation and amortization increased 9% from $88.6 million in 2001 to $96.8 million in 2002. The increase relates to the acquisition of four new vessels in 2002 and the impact for a full year of the reduced expected useful life for one of the Company's vessels following the implementation of IMO regulations in 2001.

     Net interest expense for 2002 was $33.6 million, a decrease of 38% compared with $54.5 million in 2001. Interest expense decreased from $58.9 million in 2001 to $42.1 million in 2002. At December 31, 2002 the Company had $1,104.0 million of floating rate debt and the decrease in the interest expense reflects the benefit of lower interest rates throughout 2002.

     The share in result of associated companies decreased from earnings of $14.3 million in 2001 to a loss of $10.1 million in 2002. Certain of the associated companies in which the Company has investments have Yen denominated long term debt. In 2002 the loss was due to a combination of lower revenues and the strengthening of the Yen against the U.S. dollar with the resulting unrealized loss included with the share in results of associated companies.

     The Company incurred a foreign currency exchange loss of $5.6 million in 2002 compared with a gain of $6.2 million in 2001, as a result of the strengthening of the Yen against the U.S. dollar from (Y)131.14 at December 31, 2001 to (Y)118.54 at December 31, 2002. At December 31, 2002, the Company had Yen debt of (Y)5.1 billion, compared with (Y)5.6 billion at December 31, 2001.

     The charge for other financial items decreased from $9.1 million in 2001 to $4.5 million in 2002. In both years, other financial items consisted primarily of market value adjustment on interest rate swaps following the adoption of SFAS No. 133 on January 1, 2001. These mark to market valuation adjustments were $3.3 million and $8.6 million for 2002 and 2001, respectively.

     The Company adopted FAS 142 effective January 1, 2002 and recognized an impairment loss on goodwill of $14.1 million that is shown separately in the consolidated statement of operations as a cumulative effect of change in accounting principle. Net income for 2002 before the cumulative effect of change in accounting principle was $32.2 million.

Results of Operations - Successor

Year ended December 31, 2003.

     Administrative expenses consist of initial start up costs incurred by the Company. Interest income consists of interest accruing on the net proceeds from the offering. Interest expense consists of interest accruing on our issue of $580 million of 8.5% Senior Notes due 2013 together with amortization of capitalized fees associated with our offering.

Liquidity and Capital Resources

     The Company operates in a capital intensive industry and has historically financed its purchase of tankers and other capital expenditures through a combination of cash generated from operations, equity capital and borrowings from commercial banks. The liquidity requirements of the Company relate to servicing its debt, funding the equity portion of investments in vessels, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Revenues from time charters and bareboat charters are received monthly or fortnightly in advance, while revenues from voyage charters are received upon completion of the voyage.

     The Company's funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in U.S. dollars, with some balances held in Japanese Yen, British Pound and Norwegian Kroner.

     Short-term liquidity requirements of the Company relate to servicing our debt and funding working capital requirements. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our charters.

     Long-term liquidity requirements of the Company included funding the equity portion of investments in new or replacement vessels, and repayment of long-term debt balances including our $580 million 8.5% Senior Notes due 2013 and our $1.058 billion credit facility due 2010. Sources of funding our long-term liquidity requirements includes new loans or equity issues.

     We believe that our cash flow from the charters will be sufficient to fund our anticipated debt service and working capital requirements for the short and medium term. To the extent we determine to acquire additional vessels, we may consider additional borrowings, and equity and debt issuances. Our long-term liquidity requirements include repayment of the balance our secured credit facility in 2010 and repayment of our issue of 8.5% Senior Notes in 2013. We may require additional borrowings or issuances of equity in the long-term to meet these requirements.

Liquidity and Capital Resources - Predecessor

     As of December 31, 2003 and 2002, the Company had cash and cash equivalents of $26.5 million, and $20.6 million, respectively. The Company generated cash from operations of $415.5 million in 2003 compared with $115.7 million in 2002 and $307.2 million in 2001. Net cash used in investing activities in 2003 was $51.6 million compared with net cash used in investing activities of $261.8 million in 2002 and $271.9 million in 2001. In 2003, investing activities related primarily to $70 million in funding payments to the various investments in associated companies, in addition to $17 million received as proceeds from the sale of investments in associated companies. In 2002, the Company's investing activities related to the acquisition of four VLCC's for an amount totaling $249.3 million. In 2001, investing activities consisted primarily of payments for three VLCC acquisitions, totaling $210.0 million.

     Cash used in financing activities was $358.0 million at December 31, 2003 compared with cash provided by financing activities of $140.7 million in 2002 and cash used in financing activities of $24.5 million at December 31, 2001. In 2003 there were $178.2 million in principal repayments on long term debt compared to principal repayments of $126.7 million and $228.7 million proceeds from long term debt in 2002. In 2001 there were proceeds from long term debt of $164.6 million and repayments of long term debt of $129.2 million. In 2003 there was a net reduction of $178.8 million in the amount due to parent company compared with an increase of $41.4 million in 2002 and a decrease of $59.5 million in 2001.

     In July, 2003 the Company disposed of it interests in Golden Lagoon Corporation and Ichiban Transport Corporation for proceeds of $17 million.

     In June 2003, the Company acquired the remaining 50% of the shares in Golden Tide Corporation for $9.5 million.

     In July 2002, the Company acquired a 33% interest in a joint venture, which acquired a 2002-built VLCC for approximately $78.5 million. At the same time, $52.5 million of bank financing was secured for the joint venture.

     In 2002, the Company took delivery of four vessels: Front Serenade; Front Stratus; Front Page; and Front Falcon. In March 2002 the Company obtained bank financing for a total sum of $150 million for the Front Serenade, Front Stratus and Front Falcon. In August 2002, the Company obtained bank financing for a total sum of $50 million for Front Page.

     In February 2001, the Company acquired a 50.1% interest in a joint venture, which acquired a VLCC built in 1993 for approximately $53.0 million. At the same time, $35 million of financing was secured for this joint venture.

     In 2001, the Company took delivery of three vessels that were acquired through the exercise of purchase options; Front Commerce; Front Comanche; and Opalia. In April 2001, the Company obtained bank financing for Front Commerce, for a total amount of $55 million. In May 2001, the Company obtained bank financing for a total sum of $59 million for the Front Comanche and in July 2001, obtained bank financing for a total sum of $50 million for Opalia.

     The  Company  had total  long term debt  outstanding  of $991.6  million at
December 31, 2003 compared with $1,106.8 million at December 31, 2002 and $1,000.5 million at December 31, 2001. As of December 31, 2003, all of company's debt was floating rate debt. The Company is exposed to various market risks, including interest rates and foreign currency fluctuations. The Company uses floating-to-fixed interest rate swaps to manage interest rate risk. The interest rates swaps are used solely to hedge interest flow on the Company's debt portfolio and are not used for speculative purposes. As at December 31, 2003, the Company's interest rate swap arrangements effectively fixed the Company's interest rate exposure on $152.6 million of floating rate debt (2002 $327.7 million, 2001 362.8 million). The interest rate swap agreements expire between January 2006 and August 2008.

At December 31, 2003, the Company, on a predecessor combined carve-out basis, had outstanding debt of $991.6 million which is repayable as follows:

                                                               December 31, 2003
                                                               -----------------
          (dollars in thousands)

          2004                                                          141,522
          2005                                                          230,993
          2006                                                          205,044
          2007                                                          111,543
          2008 and later                                                302,508
                                                               -----------------
          Total debt                                                   $991,610
                                                               =================

Liquidity and Capital Resources - Successor

     As of June 30, 2004 and December 31, 2003, the Company had cash and cash equivalents (including restricted cash) of $40.0 million and $565.5 million, respectively. At December 31, 2003 the $565.5 million cash balance represented the net proceeds from our issue of 8.5% Senior Notes due 2013. The Company generated cash from operations of $109.5 million in the six months ended June 30, 2004 compared with $241.9 million in the six months ended June 30, 2003.

     On January 1, 2004, our agreements with the Charterer and the management agreements and administrative services agreements that we entered into on December 11, 2003 became effective. Under these agreements, we are contracted to make and receive amounts that will impact our future liquidity requirements. Based upon our current fleet of 46 vessels, and including the additional VLCC under option from January 1, 2005, we estimate that we will receive approximately $385.9 million under these contracts in 2004 and will be required to pay approximately $110.9 million during the same period. For further information on contractual operating cash flows, please refer to "Summary - Our Contractual Cash Flow". In the six months ended June 30, 2004 we used $536.8 milion to acquire our vessel owning subsidiaries from Frontline.

     As of June 30, 2004 and December 31, 2003, the Company on a stand-alone basis had total long term debt outstanding of $1,554.3 million and $580.0 million, respectively. As at December 31, 2003 this amount consisted of our issue of $580 million 8.5% Senior Notes due 2013. We expect interest expense on the Notes to amount to $49.3 million per year and amortization of related capitalized fees and expenses to amount to approximately $1.7 million per year. In February 2004, we refinanced the existing debt on the vessels we acquired from Frontline and entered into a new $1,058.0 million syndicated senior secured credit facility. This facility bears interest at Libor plus 1.25% and is repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. This facility contains a minimum value covenant which requires that the aggregate value of the Company's vessels exceed 140% of the outstanding amount of the facility. Covenants contained in our secured loan agreements may restrict our ability to obtain new secured facilities in future. We were in compliance with all loan covenants at June 30, 2004. As at June 30, 2004 the outstanding amount on this facility was $994.3 million.

     In connection with its new $1,058.0 million syndicated senior secured credit facility, the Company entered into new five year interest rate swaps with a combined principal amount of $500.0 million in the first quarter of 2004. These swaps are at rates between 3.3% and 3.5%.

     The Company uses financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes.

     In July 2004 the Company issued 1,600,000 common shares to an institutional investor at a price of US$15.75 per share for total proceeds of US$25.2 million.

     On August 19, 2004, the Board of Ship Finance declared a dividend of $0.35 per share. The record date for the dividend is August 30, 2004, ex dividend date is August 26, 2004 and the dividend will be paid on September 13, 2004.

Contractual Commitments

     At December 31, 2003, on a predecessor combined carve-out basis, the Company had the following contractual obligations and commitments:

                                                                   Payment due by period
                                     Less than 1 year   1 - 3 years   3 - 5 years   After 5 years     Total
                                     -----------------------------------------------------------------------
In thousands of $ Borrowings                 141,522        230,993       316,587       302,508     991,610

                                     -----------------------------------------------------------------------
Total contractual cash obligations           141,522        230,993       316,587       302,508     991,610
                                     -----------------------------------------------------------------------

     At December 31, 2003, on a stand alone basis, the Company had no contractual commitments other than those relating to our agreement to purchase the Vessel Interests from Frontline and our issue of $580.0 million 8.5% Senior Notes due 2013. These commitments are discussed in "Overview" above.

     At June 30, 2004, the Company had the following contractual obligations and commitments:

                                                                      Payment due by period
                                     Less than 1 year   1 - 3 years   3 - 5 years   After 5 years       Total
                                     -------------------------------------------------------------------------
In thousands of $
$580 million 8.5% notes (1)                        -              -             -       560,000       560,000
$1.058 billion credit facility                88,843        177,684       177,684       550,063       994,274

                                     -------------------------------------------------------------------------
Total contractual cash obligations            88,843        177,684       177,684     1,110,063     1,554,274
                                     -------------------------------------------------------------------------

(1)  Includes  $20 million in 8.5% Senior  Notes  repurchased  by the Company in
     2004.

                                    INDUSTRY

     The discussion of tanker industry statistics under this heading has been compiled by P.F. Bass0e AS & Co., which has confirmed to us that they accurately describe the international tanker market, subject to the availability and reliability of the data supporting the statistical information presented. P.F. Bass0e AS & Co.'s methodologies for collecting data, and therefore the data collected, may differ from those of other sources, and its data does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the market.

Overview

     The tanker industry provides crude oil transportation between oil producing and consuming nations. Almost one-half of the world's crude oil production is transported by sea. There are primarily two types of operators that provide international seaborne oil and petroleum products transportation services: major integrated oil companies with captive fleets (both private and state-owned) and independent shipowners. Both types of operators transport oil under short-term contracts (including single voyage spot charters) and long term time charters with oil companies, oil traders, petroleum product producers and government agencies. The oil companies use their fleets to transport their own oil as well as to transport oil for third party charterers in direct competition with independent shipowners in the tanker charter market.

     Since the latter half of the 1990s, the market situation for tanker owners has improved significantly. Several factors have contributed to this improvement. Increased focus on vessel quality has been a main driver. Long seen as a commodity market with little degree of differentiation between vessels and owners, the industry began to change during the 1990s. This process was triggered by the Exxon Valdez incident in 1989, which began the movement towards double hull vessels and tighter industry regulations, including OPA. The emergence of vessels equipped with double hulls represented a differentiation in vessel quality and enabled such vessels to command higher rates in the spot charter markets. The effect has been a shift in major charterers' preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single hull vessels. These changes are reflected in the increase in scrapping of older vessels during periods of weaker market conditions in recent years. As a result, the net increase in transportation capacity for Suezmax tankers and VLCCs has been low during this period.

     Types of Tankers

     The oil tanker fleet is generally divided into six major categories of vessels, based on carrying capacity. To minimize the cost of shipping, tanker charterers transporting crude oil will typically charter the largest vessel that meets the specific port and canal size restrictions for the voyage. The six types of vessels, categorized according to their size in dwt, are:

     o    ULCCs of approximately 320,000 dwt or more;
     o    VLCCs of approximately 200,000 to 320,000 dwt;
     o    Suezmax tankers of approximately 120,000 to 200,000 dwt;
     o    Aframax tankers of approximately 80,000 to 120,000 dwt;
     o    Panamax tankers of approximately 50,000 to 80,000 dwt; and
     o    Small tankers (such as  Handysize) of less than  approximately  50,000 dwt.

     World Crude Oil Tanker Fleet by Type of Vessel

     ULCCs and VLCCs provide the most efficient means of long haul transportation, mainly transporting oil from the Arabian Gulf to Western Europe, the United States and Asia. According to P.F. Bass0e, as of [October 31, 2003, the cargo capacity of ULCCs and VLCCs represented approximately 55% of the world's crude oil tanker fleet above 80,000 dwt.]

     Suezmax tankers engage in both long- and medium-haul crude oil trades, such as from West Africa and the North Sea to the United States. Aframax vessels generally engage in both medium- and short-haul trades and carry crude oil or petroleum products. As of October 31, 2003, data from P.F. Bass0e shows that the cargo capacity of Aframax and Suezmax tankers represented approximately 24% and 20%, respectively, of the total world crude oil tanker fleet over 80,000 dwt. Unlike smaller vessels, Aframax and Suezmax vessels are large enough to allow them to benefit from economies of scale in some regional markets. They also have access to a wide range of ports, many of which are not accessible by larger vessels such as ULCCs and VLCCs, and are particularly well-suited for trading in regional markets, including the Atlantic basin.

     Panamax and smaller tankers mostly transport petroleum products in short- to medium-haul trades.

     Besides tankers, oil/bulk/ore (OBO) carriers are vessels that are capable of carrying either crude oil or dry bulk cargoes. As a result of being able to transport more than one type of cargo, OBOs can have a higher utilization and charter rates over a similar size tanker.

Tanker Demand Drivers

     Overview

     Tanker demand is derived from a combination of factors, including world oil supply and demand, and the geographic locations of oil production, refinement and consumption. Tanker demand is generally expressed in "ton-miles" and is measured as the product of (1) cargo volume, usually measured in metric tons, and (2) the distance over which this oil is transported.

     Tanker demand is a function of global trends in oil consumption and oil production, with a particular emphasis on the geographic location of both the consumers and the producers. Consumption and production trends are in turn influenced by a combination of economic growth, oil prices, weather conditions and long term geological profiles. Tonnage of oil shipped is also influenced by the cost and availability of transportation alternatives such as pipelines.

     Oil Demand

     Oil demand has grown at a compound annual growth rate of 1.5% over the past ten years. In addition, oil demand has consistently grown every year for over 40 years, except for two periods: 1974 to 1975 and 1980 to 1983. Demand growth was weak in the early part of this decade following the sharp increase in oil prices since 1999 and the ensuing recession in industrialized countries. During the past year growth has increased, led by strong economic performance in China and the recovery in the United States. The International Energy Agency, or IEA, recently upgraded its outlook for global demand growth through 2005. The IEA expects world oil demand to increase by 2.53 million barrels per day (mbd), or 3.2%, in 2004 and 1.8 mbd, or 2.2%, in 2005. Longer-term, the IEA expects global oil demand to grow at an overall rate of 1.6% per year. Growth in the mature OECD regions is expected to be less than 1.0% per year while growth in the emerging Asian economies is expected to be between 3.0% and 4.0% per year. Given that the region is a net importer on oil, we expect this trend to result in increased tanker demand.

     Oil production and reserves

     There are significant differences in reserves, geological profiles, and production costs in the various oil producing regions of the world. While swings in oil prices, technological advances and government energy policies can influence production trends in the short- to medium-term, the level of oil reserves will ultimately determine production trends in the long term.

     Countries in the Middle East have nearly twice the proved reserves of all of the other countries combined, which will continue to drive long- and medium-haul seaborne transportation.

     World oil production is expected to reach approximately 83 mbd in 2004. OPEC countries located in the Middle East are expected to supply approximately 34% of this volume. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and consuming areas means that such a trend would boost ton-miles and would be beneficial for tanker demand.

     Seaborne Transportation of Crude Oil

     Seaborne transportation of oil has grown on average by 2.7% per year over the past decade, which is nearly twice as fast as the rate of growth in oil demand over the same period. The higher rate of growth for seaborne oil trade illustrates that while total trade is roughly 60% of total oil demand, virtually all of the increase in consumption from year to year has to be transported.

     Major consumers, producers, importers and exporters of oil

     The United States is the largest consumer and importer of oil, and China is the fastest growing importer of oil. The Middle East and the former Soviet Union, or FSU, are the largest producers and, together with the North Sea, the largest exporters of oil, making them the primary drivers of long- and medium-haul seaborne transportation. The FSU is the fastest growing exporter of crude oil and generates demand for medium-haul transportation.

     Crude Oil Trading Patterns

     The distance over which oil is transported by sea reflects prevailing seaborne trading and distribution patterns. These patterns are in turn a function of the optimal economic distribution of that production for refining and consumption, as dictated by, among other things, the level of spot and forward oil prices, the price between different crude oil qualities, refining margins and freight rates. Seaborne trading patterns also are influenced by geopolitical events that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by global oil supply and demand imbalances. The Middle East is the only region in the world that holds significant volumes of excess oil production capacity. Production volumes from this region fluctuate in line with OPEC's attempts to keep world oil prices steady. Because the Middle East is the main loading area for VLCCs, these output swings have a direct and significant bearing on the VLCC freight market.

     Crude Oil Inventories

     The level of oil inventories is an important element of tanker demand because it indicates the available cushion in the oil industry to absorb unexpected events. Typically, low inventories will raise the importance of tanker transportation in providing incremental supply to meet higher oil demand or shortfalls in production. Currently, U.S. commercial oil inventories (crude and products) are [near their five year lows] and OECD commercial oil inventories are in the bottom half of their five year range at approximately [1,200 and 2,590] million barrels, respectively. This decrease has taken place over a protracted period and reflects both major oil companies' drive to reduce capital employed as well as OPEC's desire for higher oil prices. The result for the tanker industry has been that its role in the supply logistics of the oil market has increased.

     Demand for oil fluctuates with the different seasons and in response to price swings and unforeseen events. As inventory levels have declined, producers with excess capacity have been relied upon to balance such swings. These producers are mainly located in the Middle East and are net exporters of oil, which means demand for tankers increasingly has become a part of such fluctuations.

     Continued low inventories would in all likelihood result in continued volatility in tanker rates as demand for tonnage responds to swings in regional oil balances. A general increase in inventory levels would likely reduce this volatility but would involve a period of above-trend tanker demand.

Tanker Supply Drivers

     Overview

     The supply of tankers increases with deliveries of newbuildings, and decreases with scrapping of older vessels and loss of tonnage as a result of casualties and conversion of vessels to other uses, such as floating production and storage facilities. A tanker's size is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. The supply of tankers is measured both in the number of vessels and in aggregate dwt.

     Newbuildings

     Typically, newbuildings are delivered 18 months after they are ordered, depending on the available capacity of the shipyard. Shipyard capacity for the rest of 2004, 2005 and part of 2006 has already been committed and, as a result, a large tanker ordered today is unlikely to be delivered until 2007.

     Scrapping

     Vessel owners often conclude that it is more economical to scrap a vessel that has exhausted its useful life than to upgrade the vessel to maintain it in-class. A vessel is deemed to be "in-class" if the surveyors of a classification society determine that the vessel conforms to the standards and rules of that classification society. In many cases, particularly when tankers reach 25 years of age, the costs of conducting the special survey and performing associated repairs, such as the replacement of steel plate, in order to maintain a vessel in-class may not be economically efficient. Customers, insurance companies and other industry participants use the survey and classification regime to obtain reasonable assurance of a vessel's seaworthiness, and vessels must be certified as in-class in order to continue to trade (i.e., to be admitted to ports worldwide). In addition, regulations set by the IMO impose significant restrictions on tankers trading beyond 25 years of age.

     Scrapping of most of the vessels delivered in the mid-1970s, as they near the end of their useful lives, in conjunction with customers' preference for younger vessels, has changed the tanker business in recent years and is expected to continue to do so during the next several years. Factors affecting the amount of tonnage scrapped include market conditions and second hand vessel values in relation to scrap prices. Scrap prices are currently at a modern-day high of $420 per light weight ton, or the weight of the tanker unloaded. According to P.F. Bass0e, approximately 8 million dwt of VLCC tankers and 1.6 million dwt of Suezmax tankers were scrapped during 2003.

     Deliveries and Scrapping of VLCC and Suezmax Tankers

     Despite the large number of newbuildings delivered in the past two years, the size of the VLCC and Suezmax tanker fleets have remained relatively constant. Increased focus on environmental and safety concerns has led to increased scrapping to offset the increase in newbuilding deliveries, creating greater stability in tanker supply. In 2003, there was a net increase in the global VLCC fleet of 6 vessels or 1.3 million dwt and 2004 is expecting a net increase of approximately 20 vessels for an estimated total of 5.1 million dwt. Since 1999, there has been a net increase in the global VLCC fleet of 2.0 million dwt, or approximately 0.5% growth per year. Suezmax net supply has increased by approximately 2.8 million dwt, or about 1.7% per year. The Suezmax world fleet is estimated to receive net additions of 13-14 ships in 2004. The marginal increase in world fleet growth was absorbed through increased tanker demand, which grew by more than 3.0% per year over the same time period, driven in part by a 7.0% increase in long-haul movements from the Middle East.

                                    BUSINESS

Overview

     We were formed in October of 2003 as a wholly owned subsidiary of Frontline, which is one of the largest owners and operators of large crude oil tankers in the world. On June 16, 2004 Frontline distributed 25% of our common shares to its shareholders, with each Frontline shareholder receiving one of our common shares for every four Frontline shares held. On June 17, 2004, our common shares began trading on the New York Stock Exchange under the ticker symbol "SFL".

     We have purchased from Frontline a fleet of 46 crude oil tankers, which we have chartered under long term, fixed rate charters to Frontline Shipping Limited, which we refer to as the Charterer and the option to purchase an additional vessel. The Charterer was initially capitalized with $250 million in cash provided by Frontline to support its obligation to make payments to us under the charters. We have also entered into fixed rate management and administrative services agreements with Frontline Management (Bermuda) Limited, or Frontline Management, to provide for the operation and maintenance of our vessels and administrative support services. These arrangements are intended to provide us with stable cash flow and reduce our exposure to volatility in the markets for seaborne oil transportation services.

     We have acquired from Frontline 23 VLCCs, including the VLCC under option, each having a capacity of 275,000 to 308,000 dwt, and 24 Suezmax tankers, each having a capacity of 142,000 to 169,000 dwt. Our fleet is one of the largest tanker fleets in the world, with a combined deadweight tonnage of 10.5 million dwt, and has an average age of 8.6 years as of December 31, 2003. Thirteen of our VLCCs and 16 of our Suezmax tankers are of double hull construction, with the remainder being modern single hull or double sided vessels built since 1990. Eight of our Suezmax tankers are oil/bulk/ore carriers, or OBO carriers, which can be configured to carry either oil or dry cargo as market conditions warrant.

Strategy

     Our long term charters with the Charterer are our sole source of operating income. We plan to grow our fleet and to replace vessels as they are retired with modern double hull vessels to maintain stable cash flow and the quality of our fleet. We expect that our replacement and growth vessels will be either existing or newly built VLCC or Suezmax tankers. Depending on market conditions, we may charter our additional vessels on long or short term time charters or in the spot markets. We may also seek to diversify our customer base by securing charters with companies other than the Charterer.

Competitive Strengths

     We believe that our fleet, together with our contractual arrangements with Frontline and its affiliates, give us a number of competitive strengths, including:

          o one of the largest and most modern VLCC and Suezmax fleets in the world;

          o fixed rate, long term charters intended to reduce our exposure to volatility in tanker rates;

          o profit sharing potential when the Charterer's earnings from deploying our vessels exceed certain levels;

          o    substantially   fixed   operating   costs  under  our  management
               agreements;

          o a charter counterparty initially capitalized with $250 million to support its obligation to make charter payments to us; and

          o vessels managed by Frontline Management, one of the industry's most experienced operators of tankers.

Charter Arrangements

     Time Charters

     We have chartered the vessels we acquired from Frontline to the Charterer under long term time charters, which will extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. We refer you to "Our Fleet" below for the relevant charter termination dates for each of our vessels. Eleven of the vessels that we acquired are on current long term time charters and three vessels are on current long term bareboat charters. We have agreed with the Charterer that it will treat all of these vessels as being under time charters with us, on the same terms and effective on the same dates as with the other 32 vessels for all economic purposes. If the current underlying charterer defaults, the Charterer will continue to perform the economic terms of the charters with us. On redelivery of a vessel from its underlying charter, that vessel will be deemed delivered under the Charterer's charter with us for the rest of its term.

     With the exceptions described below, the daily base charter rates, which are payable to us monthly in advance for a maximum of 360 days per year (361 days per leap year), are as follows:

          Year                                                    VLCC   Suezmax
          ----                                                    ----   -------

          2003 to 2006......................................   $25,575   $21,100
          2007 to 2010......................................   $25,175   $20,700
          2011 and beyond...................................   $24,175   $19,700

The daily base charter rates for vessels that reach their 18th delivery date anniversary, in the case of non-double hull vessels, or their 20th delivery date anniversary, in the case of double hull vessels, will decline to $18,262 per day for VLCCs and $15,348 for Suezmax tankers after such dates, respectively.

     In addition, the base charter rate for our non-double hull vessels will decline to $7,500 per day after 2010, at which time the Charterer will have the option to terminate the charters for those vessels. Each charter also provides that the base charter rate will be reduced if the vessel does not achieve the performance specifications set forth in the charter. The related management agreement provides that Frontline Management will reimburse us for any such reduced charter payments. The Charterer has the right under a charter to direct us to bareboat charter the related vessel to a third party. During the term of the bareboat charter, the Charterer will continue to pay us the daily base charter rate for the vessel, less $6,500 per day. The related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered.

     Under the charters we are required to keep the vessels seaworthy, and to crew and maintain them. Frontline Management performs those duties for us under the management agreements described below. If a structural change or new equipment is required due to changes in classification society or regulatory requirements, the Charterer may make them, at its expense, without our consent, but those changes or improvements will become our property. The Charterer is not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel calculated on a fleet-wide basis, which include days a vessel is unable to be in service due to, among other things, repairs or drydockings. However, under the management agreements described below, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

     The terms of the charters do not provide the Charterer with an option to terminate the charter before the end of its term, other than with respect to our non-double hull vessels after 2010. We may terminate any or all of the charters in the event of an event of default under the charter ancillary agreement that we describe below. The charters may also terminate in the event of (1) a requisition for title of a vessel or (2) the total loss or constructive total loss of a vessel. In addition, each charter provides that we may not sell the related vessel without the Charterer's consent.

     The Charterer

     The Charterer's activities are limited in its organizational documents to chartering our vessels and any business necessary or incidental to that purpose. Under its constituent documents, the Charterer is not permitted to engage in other businesses or activities and is required to have at least one independent director on its board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve the Charterer, merge or sell all or substantially all of the Charterer's assets. The Charterer is also required under its constituent documents to maintain, among other things, its corporate separateness from its affiliates, to maintain books, records and accounts separate from any other entities, to observe all corporate formalities, not to co-mingle its assets, to maintain an arm's-length relationship with its affiliates and not to guarantee or become obligated for the debts of any other entity.

     Charter Ancillary Agreement

     We have entered into a charter ancillary agreement with the Charterer, our vessel owning subsidiaries that own our vessels and Frontline, which remains in effect until the last long term charter with the Charterer terminates in accordance with its terms. Frontline has guaranteed the Charterer's obligations under the charter ancillary agreement.

Charter Service Reserve. Frontline has made an initial capital contribution to the Charterer in the amount of $250 million in cash. These funds are being held as a charter service reserve to support the Charterer's obligation to make charter payments to us under the charters. The Charterer is entitled to use the charter service reserve only (1) to make charter payments to us and (2) for reasonable working capital to meet short term voyage expenses. The Charterer is required to provide us with monthly certifications of the balances of and activity in the charter service reserve.

Material Covenants. Pursuant to the terms of the charter ancillary agreement, the Charterer has agreed not to pay dividends or other distributions to its shareholders or loan, repay or make any other payment in respect of indebtedness of the Charterer or any of its affiliates (other than us or our wholly owned subsidiaries), unless (1) the Charterer is then in compliance with its obligations under the charter ancillary agreement, (2) after giving effect to the dividend or other distribution, (A) it remains in compliance with such obligations, (B) the balance of the charter service reserve equals at least $250 million (which threshold will be reduced by $5.3 million upon the termination of each charter other than by reason of a default by the Charterer), which we refer to as the "Minimum Reserve", and (C) it certifies to us that it reasonably believes that the charter service reserve will be equal to or greater than the Minimum Reserve level for at least 30 days after the date of that dividend or distribution, taking into consideration the Charterer's reasonably expected payment obligations during such 30-day period, (3) any charter payments deferred pursuant to the deferral provisions described below by the Charterer have been fully paid to us and (4) any profit sharing payments deferred by the Charterer pursuant to the profit sharing payments provisions described below have been fully paid to us. In addition, the Charterer has agreed to certain other restrictive covenants, including restrictions on its ability to, without our consent:

          o amend its organizational documents in a manner that would adversely affect us;

          o    violate its organizational documents;

          o engage in businesses other than the operation and chartering of our vessels;

          o    incur debt, other than in the ordinary course of business;

          o sell all or substantially all of its assets or the assets of any of its subsidiaries or enter into any merger, consolidation or business combination transaction;

          o enter into transactions with affiliates, other than on an arm's-length basis;

          o permit the incurrence of any liens on any of its assets, other than liens incurred in the ordinary course of business;

          o issue any capital stock to any person or entity other than Frontline; and

          o make any investments in, provide loans or advances to, or grant guarantees for the benefit of any person or entity other than in the ordinary course of business.

In addition, Frontline has agreed that it will cause the Charterer at all times to remain its wholly owned subsidiary.

Deferral of Charter Payments. For any period during which the cash and cash equivalents held by the Charterer are less than $75 million, the Charterer is entitled to defer from the payments payable to us under each charter up to $4,600 per day for each of our vessels that is a VLCC and up to $3,400 per day for each of our vessels that is a Suezmax, in each case without interest. However, no such deferral with respect to a particular charter may be outstanding for more than one year at any given time. The Charterer will be required to immediately use all revenues that the Charterer receives that are in excess of the daily charter rates payable to us to pay any deferred amounts at such time as the cash and cash equivalents held by the Charterer are greater than $75 million, unless the Charterer reasonably believes that the cash and cash equivalents held by the Charterer will not exceed $75 million for at least 30 days after the date of the payment. In addition, the Charterer will not be required to make any payment of deferred charter amounts until the payment would be at least $2 million.

Profit Sharing Payments. Under the terms of the charter ancillary agreement, beginning with the final 11-month period in 2004 and for each calendar year after that, the Charterer has agreed to pay us a profit sharing payment equal to 20% of the charter revenues for the applicable period, calculated annually on a TCE basis, realized by the Charterer for our fleet in excess of a weighted average rate of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker. After 2010, all of our non-double hull vessels will be excluded from the annual profit sharing payment calculation. For purposes of calculating bareboat revenues on a TCE basis, expenses are assumed to equal $6,500 per day. The Charterer has agreed to use its commercial best efforts to charter our vessels on market terms and not to give preferential treatment to the marketing of any other vessels owned or managed by Frontline or its affiliates.

     The Charterer is entitled to defer, without interest, any profit sharing payment to the extent that, after giving effect to the payment, the charter service reserve would be less than the Minimum Reserve. The Charterer is required to immediately use all revenues that the Charterer receives that are in excess of the daily charter rates payable to us to pay any deferred profit sharing amounts at such time as the charter service reserve exceeds the minimum reserve, unless the Charterer reasonably believes that the charter service reserve will not exceed the minimum reserve level for at least 30 days after the date of the payment. In addition, the Charterer will not be required to make any payment of deferred profit sharing amounts until the payment would be at least $2 million.

Collateral Arrangements. The charter ancillary agreement provides that the obligations of the Charterer to us under the charters and the charter ancillary agreement are secured by a lien over all of the assets of the Charterer and a pledge of the equity interests in the Charterer.

Default. An event of default shall be deemed to occur under the charter ancillary agreement if:

          o the Charterer materially breaches any of its obligations under any of the Charters,

          o    the  Charterer  or  Frontline  materially  breaches  any  of  its
               obligations  under  the  charter   ancillary   agreement  or  the
               Frontline performance guarantee,

          o Frontline Management materially breaches any of its obligations under any of the management agreements or

          o the Charterer fails at any time to hold at least $55 million in cash and cash equivalents.

     The occurrence of any event of default under the charter ancillary agreement that continues for 30 days after notice, we may elect to:

          o    terminate any or all of the charters,

          o foreclose on any or all of our security interests described above and/or

          o    pursue any other available rights or remedies.

Management and Administrative Services Agreements

     Vessel Management Agreements

     Our vessel owning subsidiaries entered into fixed rate management agreements with Frontline Management. Under the management agreements, Frontline Management is responsible for all technical management of the vessels, including crewing, maintenance, repair, certain capital expenditures, drydocking, vessel taxes and other vessel operating expenses. In addition, if a structural change or new equipment is required due to changes in classification society or regulatory requirements, Frontline Management will be responsible for making them, unless the Charterer does so under the charters. We expect that Frontline Management will outsource many of these services to third party providers.

     Frontline Management is also obligated under the management agreements to maintain insurance for each of our vessels, including marine hull and machinery insurance, protection and indemnity insurance (including pollution risks and crew insurances) and war risk insurance. Frontline Management will also reimburse us for all lost charter revenue caused by our vessels being off hire for more than five days per year on a fleet-wide basis or failing to achieve the performance standards set forth in the charters. Under the management agreements, we will pay Frontline Management a fixed fee of $6,500 per day per vessel for all of the above services, for as long as the relevant charter is in place. If the Charterer exercises its right under a charter to direct us to bareboat charter the related vessel to a third party, the related management agreement provides that our obligation to pay the $6,500 fixed fee to Frontline Management will be suspended for so long as the vessel is bareboat chartered. Both we and Frontline Management have the right to terminate any of the management agreements if the relevant charter has been terminated.

     Frontline has guaranteed to us Frontline Management's performance under these management agreements.

     Administrative Services Agreement

     We have entered into an administrative services agreement with Frontline Management and our vessel owning subsidiaries under which Frontline Management provides us and our vessel owning subsidiaries with administrative support services such as the maintenance of our corporate books and records, payroll services, the preparation of tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, legal and accounting services, assistance in complying with United States and other relevant securities laws, obtaining non-vessel related insurance, if any, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services. Under this agreement Frontline Management also provides us and our vessel owning subsidiaries with office space in Bermuda. We and our vessel owning subsidiaries pay Frontline Management a fixed fee of $20,000 each per year for its services under the agreement, and reimburse Frontline Management for reasonable third party costs, including directors fees and expenses, shareholder communications and public relations, registrars, audit, legal fees and listing costs, if Frontline Management advances them on our behalf. Before any public equity offering by us, neither party may terminate this agreement for a period of two years without cause, but after two years or after public equity offering either party may terminate the agreement on 180 days' notice.

     Because Frontline Management has assumed full managerial responsibility for our fleet and our administrative services, we currently do not have separate management or employees. We do, however, have one director who is not affiliated with Frontline.

     Frontline guarantees to us Frontline Management's performance under this administrative services agreement.

Frontline Performance Guarantee

     Frontline has issued a performance guarantee with respect to the charters, the charter ancillary agreement, the management agreements and the administrative services agreement. Pursuant to the performance guarantee, Frontline has guaranteed the following obligations of the Charterer and Frontline Management:

          o the performance of the obligations of the Charterer under the charters with the exception of payment of charter hire, which will not be guaranteed,

          o the performance of the obligations of the Charterer under the charter ancillary agreement,

          o the performance of the obligations of Frontline Management under the management agreements, provided, however, that Frontline's obligations with respect to indemnification for environmental matters shall not extend beyond the protection and indemnity insurance coverage with respect to any vessel required by us under the management agreements, and

          o the performance of the obligations of Frontline Management under the administrative services agreement.

     Frontline's performance guarantee shall remain in effect until all obligations of the Charterer or Frontline Management, as the case may be, that have been guaranteed by Frontline under the performance guarantee have been performed and paid in full.

Our Fleet

     The following chart summarizes certain information about the 47 vessels, including the vessel under option, we acquired from Frontline:

                            Year                                               Charter Termination
Vessel                     Built      Dwt.      Construction   Flag            Date December 31,
------                     -----      ----      ------------   ----            --------------------
VLCCs
Front Sabang............    1990       286,000  Single hull    Singapore            2014(1)
Front Vanadis...........    1990       286,000  Single hull    Singapore            2014(1)
Front Highness..........    1991       284,000  Single hull    Singapore            2014(1)
Front Lady..............    1991       284,000  Single hull    Singapore            2014(1)
Front Lord..............    1991       284,000  Single hull    Singapore            2014(1)
Front Duke..............    1992       284,000  Single hull    Singapore            2014(1)
Front Duchess...........    1993       284,000  Single hull    Singapore            2014(1)
Front Ace...............    1993       276,000  Single hull    Liberia              2014(1)
Edinburgh...............    1993       302,000  Double side    Liberia              2016(1)
Navix Astral............    1996       276,000  Single hull    Panama               2014(1)
Front Vanguard..........    1998       300,000  Double hull    Marshall Islands      2021
Front Vista.............    1998       300,000  Double hull    Marshall Islands      2021
Omala...................    1999       306,000  Double hull    Isle of Man           2022
Opalia..................    1999       302,000  Double hull    Isle of Man           2022
Front Comanche..........    1999       300,000  Double hull    France                2022
Ocana...................    1999       300,000  Double hull    Isle of Man           2022
Oscilla (2).............    2000       302,000  Double hull    Isle of Man           2024
Ariake..................    2001       298,000  Double hull    Bahamas               2024
Front Serenade..........    2002       299,000  Double hull    Liberia               2025
Front Stratus...........    2002       299,000  Double hull    Liberia               2025
Front Falcon............    2002       308,000  Double hull    Bahamas               2025
Front Page..............    2002       299,000  Double hull    Liberia               2025
Otina...................    2002       296,000  Double hull    Isle of Man           2025
Suezmax OBO Carriers
Front Breaker...........    1991       169,000  Double hull    Marshall Islands      2015
Front Climber...........    1991       169,000  Double hull    Singapore             2015
Front Driver............    1991       169,000  Double hull    Marshall Islands      2015
Front Guider............    1991       169,000  Double hull    Singapore             2015
Front Leader............    1991       169,000  Double hull    Singapore             2015
Front Rider.............    1992       169,000  Double hull    Singapore             2016
Front Striver...........    1992       169,000  Double hull    Singapore             2016
Front Viewer............    1992       169,000  Double hull    Singapore             2016
Suezmax Tankers
Front Lillo.............    1991       147,000  Single hull    Marshall Islands     2014(1)
Front Birch.............    1991       152,000  Double side    Marshall Islands     2015(1)
Front Maple.............    1991       152,000  Double side    Marshall Islands     2015(1)
Front Granite...........    1991       142,000  Single hull    Marshall Islands     2014(1)
Front Emperor...........    1992       147,000  Single hull    Singapore            2014(1)
Front Sunda.............    1992       142,000  Single hull    Marshall Islands     2014(1)
Front Spirit............    1993       147,000  Single hull    Marshall Islands     2014(1)
Front Comor.............    1993       142,000  Single hull    Norway               2014(1)
Front Pride.............    1993       150,000  Double hull    Norway                2017
Front Glory.............    1995       150,000  Double hull    Norway                2018
Front Splendour.........    1995       150,000  Double hull    Norway                2018
Front Ardenne...........    1997       153,000  Double hull    Norway                2020
Front Brabant...........    1998       153,000  Double hull    Norway                2021
Mindanao................    1998       158,000  Double hull    Singapore             2021
Front Fighter...........    1998       153,000  Double hull    Norway                2021
Front Hunter............    1998       153,000  Double hull    Norway                2021

----------
(1)  Charter subject to termination at the Charterer's option after 2010.
(2) We have acquired an option to purchase the Oscilla from Seacrest Shipping Ltd. As of the date of this prospectus we have not exercised the option.

     Other than our interests in the vessels described above, we do not own any material physical properties.

Our Contractual Cash Flow

     The following table sets forth the aggregate contracted charter revenue that is payable to us under our charters with the Charterer, together with the management fees that are payable by us under the management agreements and the administrative services agreement, but does not include any debt service or other expenses. These figures do not include any profit sharing payments. These amounts are based on our current fleet of 46 vessels and include the additional VLCC under option from January 1, 2005. These amounts further assume that we do not make any other vessel acquisitions. This table assumes that all parties fully perform their obligations under the relevant agreements and that none of the charters are terminated due to loss of the vessel or otherwise, except for the charters for our non-double hull vessels, which are assumed to be terminated after 2010. We cannot assure you that these results will actually be achieved.

                                               Management and                Net
                                     Charter   Administrative         Contracted
     Year                           Payments             Fees      Cash Payments
     ----                           --------         --------           --------
                                               (dollars in millions)

     2004a ......................     $395.1           $113.3             $281.9
     2005a ......................      394.1            112.9              281.2
     2006a ......................      394.1            112.9              281.2
     2007a ......................      387.3            112.9              274.3
     2008a ......................      388.4            113.3              275.1
     2009a ......................      383.0            112.9              270.1
     2010a ......................      370.4            112.9              257.5
     2011a ......................      226.6             69.9              156.7
     2012a ......................      219.4             70.1              149.3
     2013a ......................      214.1             69.9              144.2
     2014 and beyond ............    1,517.7            496.8            1,020.3

     Total ......................   $4,880.4         $1,495.4           $3,385.0

Risk of Loss and Insurance

     Our operations may be affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean- going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

     Frontline Management is responsible for arranging for the insurance of our vessels on terms specified in the management agreements, which we believe are in line with standard industry practice. In accordance with that practice, Frontline Management has procured marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations.
Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

     We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Inspection by a Classification Society

     All of our tankers have been certified as being "in-class" by the classification societies that inspect our vessels. Each of these classification societies is a member of the International Association of Classification
Societies. Every commercial vessel's hull and machinery is evaluated by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society in three surveys of varying frequency and thoroughness: every year for the annual survey, every two to three years for intermediate surveys and every four to five years for special surveys. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed. Vessels may be required, as part of the annual and intermediate survey process, to be drydocked for inspection of the underwater portions of the vessel and for necessary repair stemming from the inspection. Special surveys always require drydocking.

Environmental Regulation

     Government regulation significantly affects the ownership and operation of our tankers. They are subject to international conventions, national, state and local laws and regulations in force in the countries in which our tankers may operate or are registered. Under our management agreements, Frontline Management has assumed full managerial responsibility for our fleet, including compliance with all government and other regulations. If our management agreements with Frontline Management terminate, we would assume responsibility for managing our vessels, including compliance with the regulations described herein and any costs associated with such compliance.

     A variety of governmental and private entities subject our tankers to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our tankers.

     We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older tankers throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. Frontline Management is required to maintain operating standards for all of our tankers that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels are in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers.

International Maritime Organization

     In 1992, the International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of marine pollution by ships) adopted regulations that set forth pollution prevention requirements applicable to tankers. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide, in part, that:

          o tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double sided construction, unless (1) they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or
               (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

          o tankers 30 years old or older must be of double hull construction or mid-deck design with double sided construction; and

          o    all tankers are subject to enhanced inspections.

     Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

          o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

          o commences a major conversion or has its keel laid on or after January 6, 1994; or

          o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

     Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. These regulations require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. After 2007, the maximum permissible age for single hull tankers will be 26 years. Fifteen of our vessels are single hull tankers that were built in 1990 or later. Under the IMO's current regulations, these tankers and our three double sided tankers will be able to operate until 2015 before being required to be scrapped or retrofitted to conform to international environmental standards. Under current regulations, retrofitting will enable a vessel to operate until the earlier of 25 years of age and the anniversary date of its delivery in 2017. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. We do not know whether any of our vessels will be subject to this accelerated phase-out, but this could result in a number of our vessels being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of our single hull tankers as well as our ability to generate income from them.

     The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI is expected to be ratified by the end of 2003, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Frontline Management is formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect Frontline Management's ability to manage our ships.

     Under the International Safety Management Code, or ISM Code, promulgated by the IMO the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Frontline Management will rely upon the safety management system that Frontline and its third party technical managers have developed.

     The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have the requisite documents of compliance for our offices and safety management certificates for all of our tankers for which the certificates are required by the IMO. Frontline Management is required to renew these documents of compliance and safety management certificates annually.

     Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

     Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.5 million plus $907 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.5 million. The current maximum amount under the 1992 protocol is approximately $86.98 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 14, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

     The United States regulates the tanker industry with an extensive regulatory and liability regime for environmental protection and cleanup of oil spills, consisting primarily of the U.S. Oil Pollution Act of 1990, or OPA, and the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. CERCLA applies to the discharge of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

     Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

          o    natural resource damages and related assessment costs;

          o    real and personal property damages;

          o    net  loss  of  taxes,  royalties,   rents,  profits  or  earnings
               capacity;

          o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

          o    loss of subsistence use of natural resources.

     OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

     These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.

     OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. Frontline Management has provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

     Frontline Management has insured each of our tankers with pollution liability insurance in the maximum commercially available amount of $1.0 billion. However, a catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business, on the Charterer's business, which could impair the Charterer's ability to make payments to us under our charters, and on Frontline Management's business, which could impair Frontline Management's ability to manage our vessels.

     Under OPA, oil tankers without double hulls will not be permitted to come to U.S. ports or trade in U.S. waters by 2015. Based on the current phase-out requirement, our 15 single hull tankers will not be eligible to carry oil as cargo within the 200-mile United States exclusive economic zone starting in 2010, except that these tankers and our three double sided tankers may trade in U.S. waters until 2015 if their operations are limited to discharging their cargoes at the LOOP or off-loading by lightering within authorized lightering zones more than 60 miles off-shore.

     OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

          o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

          o    describe crew training and drills; and

          o identify a qualified individual with full authority to implement removal actions.

     Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Frontline Management is responsible for ensuring our vessels comply with any additional regulations.

     OPA does not prevent individual states from imposing their own liability regimes with respect to oil pollution incidents occurring within their boundaries. In fact, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

European Union Tanker Restrictions

     In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single hull crude oil tankers over 5,000 dwt. from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

     There are 18 tankers in our total fleet that are not double hull and that will begin to be phased out beginning in 2010 under regulations imposed under OPA, the IMO and the European Union.

Vessel Security Regulations

     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

          o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

          o    on-board installation of ship security alert systems;

          o    the development of vessel security plans; and

          o    compliance with flag state security certification requirements.

     The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Frontline Management will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Legal Proceedings

     Our shipowning subsidiaries are routinely party, as plaintiff or defendant, to claims and lawsuits in various jurisdictions for demurrage, damages, off hire and other claims and commercial disputes arising from the operation of their vessels, in the ordinary course of business or in connection with its acquisition activities. We believe that resolution of such claims will not have a material adverse effect on our operations or financial conditions.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth information regarding our executive officers and directors and certain key officers of Frontline Management AS, which is a wholly owned subsidiary of Frontline, who are responsible for overseeing the management of our vessels. With the exception of Paul Leand who is independent, all of our current executive officers and directors are officers and/or directors of Frontline, Frontline Management and the Charterer.

Name                                Age               Position
----                                ---               --------

Tor Olav Tr0im                      41               Chairman   of  the   Board,
                                                     Chief  Executive   Officer,
                                                     President  and  Director of
                                                     the Company
Tom E. Jebsen                       46               Chief Financial Officer and
                                                     Vice   President   of   the
                                                     Company
Kate Blankenship                    39               Chief  Accounting  Officer,
                                                     Company    Secretary    and
                                                     Director of the Company
Paul Leand                          37               Director of the Company
Oscar Spieler                       42               Chief Executive  Officer of
                                                     Frontline Management AS

     Under our constituent documents, we are required to have at least one independent director on our board of directors whose consent will be required to file for bankruptcy, liquidate or dissolve, merge or sell all or substantially all of our assets. We are also required, among other things, to maintain our corporate separateness from our affiliates, to maintain books, records and accounts separate from any other entities, to observe all corporate formalities and not to co-mingle our assets with any other entity.

     Certain biographical information about each of the directors and executive officers of the Company is set forth below.

     Tor Olav Tr0im is the  Chairman  of the  Board,  Chief  Executive  Officer,
President and a Director of the Company. He has been Vice-President and a director of Frontline since November 3, 1997. He previously served as Deputy Chairman of Frontline from July 4, 1997. Mr. Tr0m also serves as a consultant to Seatankers Management Co. Ltd. and since May 2000, has been a director and Vice-Chairman of Knightsbridge Tankers Limited ("Knightsbridge"). He is a director of Aktiv Inkasso ASA and Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. Mr. Tr0im has served as a director of Golar LNG Limited since May 2001.

     Tom E. Jebsen is the Chief Financial Officer and Vice President of the Company. Mr. Jebsen has served as Chief Financial Officer of Frontline since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Assuranceforeningen Skuld and Hugin ASA, an internet company.

     Kate Blankenship is Chief Accounting Officer, Company Secretary and a Director of the Company. Mrs. Blankenship joined Frontline in 1994. She is Chief Accounting Officer and Company Secretary of Frontline and has been a director of Frontline since 2003. Prior to joining Frontline, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship has been Chief Financial Officer of Knightsbridge since April 2000 and Secretary of Knightsbridge since December 2000. Mrs. Blankenship has been a director of Golar LNG Limited since 2003.

     Paul Leand Jr., who is not affiliated with Frontline, serves a Director of the Company. Mr. Leand is the Chief Executive Officer and Director of American Marine Advisors, Inc., or AMA, an investment bank specializing in the maritime industry. From 1989 to 1998 Mr. Leand served at the First National Bank of Maryland where he managed the Bank's Railroad Division and its International Maritime Division. He has worked extensively in the U.S. capital markets in connection with AMA's restructuring and mergers and acquisitions practices. Mr. Leand serves as a member of American Marine Credit LLC's Credit Committee and served as a member of the Investment Committee of AMA Shipping Fund I, a private equity fund formed and managed by AMA.

     Oscar Spieler has served as Chief Executive Officer of Frontline Management AS since October 2003, and prior to that time as Technical Director of Frontline Management AS since November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping and offshore assets.

                            COMPENSATION INFORMATION

     With the exception of Mr. Leand, the Company does not currently compensate its directors and officers for their services to the Company. Mr. Leand receives an annual fee of $40,000. We do reimburse directors for reasonable out of pocket expenses incurred by them in connection with their service to the Company. The Company does not currently have any board committees.

            SECURITY OWNERSHIP OF CERTAIN SHAREHOLDERS AND MANAGEMENT

     As of August, 2004, a total of 75,525,837 of our common shares were outstanding, of which 73 percent was held by Frontline.

     The beneficial interests of our Directors and officers in the common shares of the Company as of August 31, 2004, were as follows:

                                                      Percentage of
                                   Common Shares      Common Shares
Director or Officer                of $1.00 each        Outstanding

Tor Olav Troim                            25,873                  *
Paul Leand                                     -                  -
Kate Blankenship                           2,500                  *
Tom E. Jebsen                              9,889                  *
Oscar Spieler                              4,500                  *

*    Less than one per cent

The Company does not have a share option plan and none of the Company's Directors and officers hold any options to acquire common shares of the Company.

     The following table presents certain information regarding the current ownership of the common shares with respect to (i) each person who is known by the Company to own more than five per cent of the Company's outstanding common shares; and (ii) all directors and officers as a group as of August 31, 2004.

                                                    Ordinary Shares
Owner                                                        Amount     Per cent

Frontline Ltd                                            55,444,370          73%
Hemen Holding Ltd                                        12,277,669        16.3%
All Directors and Officers as a group (five persons)         61,791            *

*Less than one percent


The  Company's  major   shareholders  have  the  same  voting  rights  as  other
shareholders of the Company.

                           RELATED PARTY TRANSACTIONS

     We were formed as a wholly owned subsidiary of Frontline in October 2003 and commenced operations in January 2004. We acquired the majority of our assets, which consist primarily of our fleet of 46 vessels and an option to acquire one additional vessel, from Frontline. The majority of our operations are conducted through contractual relationships between us and other affiliates of Frontline. In addition, the majority of our directors are also directors of Frontline. We do not have a corporate policy regarding related party transactions, nor are there any provisions in our Memorandum of Association or bye-laws regarding related party transactions. Our Bye-laws, as permitted by the Bermuda Companies Act of 1981, provides that we, or one of our subsidiaries, may enter into a contract with on or our directors or officers, or an entity in which a director or an officer has a material interest, if the director or officer discloses its interest to our Board of Directors.

Frontline Ltd.-Fleet Purchase Agreement. We acquired our fleet of 46 vessel owning subsidiaries and one subsidiary with an option to acquire an additional vessel from Frontline pursuant to a fleet purchase agreement between us and Frontline that we entered into in December 2003 for an aggregate purchase price of $950 million. We also assumed senior secured indebtedness with respect to our fleet in the amount of approximately $1.158 billion, which we subsequently refinanced with the proceeds of our notes, our $1,058 billion credit facility and a deemed equity contribution from Frontline. The fleet purchase agreement provides that the charters and the management agreements were each given economic effect as of January 1, 2004.

Frontline Shipping Limited-Charters. We have chartered our fleet of vessels to the Charterer under long term time charters, which extend for periods ranging from approximately seven to 23 years. We expect that the Charterer will, in turn, charter our vessels to third parties. The daily base charter rates payable to us under the charters have been fixed in advance and will decrease as our vessels age, and the Charterer has the right to terminate a charter for a non double hull vessel after 2010. The daily charter rate that the Charterer will pay to us is not dependant on the revenue that the Charter receives from chartering our vessels to third parties. The Charterer is not obligated to pay us charterhire for off hire days in excess of five off hire days per year per vessel, calculated on a fleet-wide basis. However, under the vessel management agreements, Frontline Management will reimburse us for any loss of charter revenue in excess of five off hire days per vessel, calculated on a fleet-wide basis.

Frontline Ltd. and Frontline Shipping Limited-Charter Ancillary Agreement. We and our vessel owning subsidiaries have entered into a charter ancillary agreement with Frontline and Frontline Shipping Limited which provides, among other things, for:

          o    the maintenance of the charter service reserve by the Charterer,

          o profit sharing payments by the Charterer to us when charter revenues for our fleet exceed a weighted average rate of $25,575 per day for each VLCC and $21,100 per day for each Suezmax tanker, and

          o the deferral of charter payments to us by the Charterer during any period when cash and cash equivalents held by the Charterer fall below a predetermined amount. The charter ancillary agreement also imposes certain restrictive covenants on the Charter, including, among others, a covenant not to pay dividends or make other distributions to its shareholders, incur additional indebtedness, loan, repay or make any other payment in respect of its indebtedness, undertake some corporate transactions, or amend its charter, unless, in each case, certain conditions are met.

     The Charterer's obligations to us under the charters and the charter ancillary agreement are secured by a lien over its assets and a pledge of the equity interests in the Charterer. In addition, Frontline has guaranteed the Charterer's obligations under the charter ancillary agreement pursuant to the performance guarantee. Subject to a 30-day cure period, and in addition to any other available rights or remedies we may have, upon the occurrence of any event of default under the charter ancillary agreement we may terminate any or all of the charters and foreclose on any or all of our security interests provided by the agreement.

Frontline Management-Vessel Management Agreements. Each of our vessel owning subsidiaries has entered into fixed rate vessel management agreements with Frontline Management, pursuant to which Frontline Management is responsible for the technical management of their respective vessels. We expect that Frontline Management will outsource many of these services to third party providers. The management agreements also require Frontline Management to maintain insurance for each of the vessels. Under the management agreements, each of our vessel owning subsidiary pays Frontline Management a fixed fee of $6,500 per day per vessel for as long as the relevant charter is in place.

Frontline Management-Administrative Services Agreement. We and each of our vessel owning subsidiaries have entered into an administrative services agreement with Frontline Management. Under the terms of the agreement, Frontline Management provides us and our vessel owning subsidiaries with all of our non-vessel related administrative support services and with office space in Bermuda. We and our vessel owning subsidiaries each pay Frontline Management a fixed fee of $20,000 per year for its services under the agreement, and will reimburse Frontline Management for reasonable third party costs that it incurs on our behalf.

Frontline Ltd.-Performance Guarantee. Frontline has issued a performance guarantee with respect to the charters, the management agreements, the administrative services agreement, and the charter ancillary agreement. Under the terms of this guarantee, Frontline has guaranteed:

          o the Charterer's performance of its obligations under the charters other than the payment of charter hire,

          o the Charterer's performance of its obligations under the charter ancillary agreement,

          o Frontline Management's performance of its obligations under the management agreements (however, Frontline "s indemnification obligation for environmental matters will not exceed the coverage of the applicable protection and indemnity insurance), and

          o    Frontline  Management's   obligations  under  the  administrative
               services agreement.

     The  performance   guarantee  will  remain  in  effect  until  all  of  the
obligations of the Charterer and Frontline Management that are guaranteed under the performance guarantee have been performed.

                              SELLING SHAREHOLDERS

     Based solely upon information furnished to us, the following table sets forth information about the selling shareholders. Although the selling shareholders may offer for sale from time to time all or a portion of the shares pursuant to this prospectus, or an amendment or supplement thereto, the tabular information below assumes that all of the shares registered will be offered and sold by the selling shareholders. In addition, the selling shareholders identified in the table may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which they provided us with information regarding their shares in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling shareholders may change from time to time and, to the extent required, will be set forth in supplements or amendments to this prospectus.

                                                               Shares owned prior to          Shares owned
Selling Shareholder            Shares offered for Sale         offering                       after offering
-------------------------------------------------------------  -----------------------------  --------------
Passport Master Fund, LP       899,360 Common Shares;          899,360 Common Shares;         -0-
c/o Passport Management, LLC   representing 1.190% of all      representing 1.190% of all
402 Jackson St.                issued and outstanding common   issued and outstanding common
San Francisco, CA 94111        shares                          shares

Passport Master Fund II, LP    700,640 Common Shares;          700,640 Common Shares;         -0-
c/o Passport Management, LLC   representing 0.927% of all      representing 0.927% of all
402 Jackson St.                issued and outstanding common   issued and outstanding common
San Francisco, CA 94111        shares                          shares

                          DESCRIPTION OF CAPITAL STOCK

     Under our Amended Memorandum of Association, our authorized capital consists of 125,000,000 common shares having a par value of $1.00 each, of which 75,525,837 are issued and outstanding.

     We were formed in October of 2003 with an authorized share capital of $12,000, divided into shares of $1.00 each. In connection with our partial spin-off from Frontline in June 2004, our authorized share capital was increased to 125,000,000 shares, each having a par value of $1.00, of which 73,925,837 were issued and outstanding immediately after the partial spin-off. In July 2004, we issued 1,600,000 common shares to the selling shareholders for the price of $15.75 per share. Immediately following our issues of these shares our total outstanding shares were 75,525,837.

     The purposes and powers of the Company are set forth in Items 6(1) and 7(a) through (h) of our Memorandum of Association and in the Second Schedule of the Bermuda Companies Act of 1981 which is attached as an exhibit to our Memorandum of Association. These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; the acquisition, ownership, chartering, selling, management and operation of ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship and to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

     Bermuda law permits the Bye-laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

     Special rights attaching to any class of our shares may be altered or abrogated with the consent in writing of not less than 75% of the issued and shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of such shares voting in person or by proxy.

     Our Bye-laws do not prohibit a director from being a party to, or otherwise having an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. Our Bye-laws provide our board of directors the authorituy to exercise all of the powers of the Company to borrow money and to mortgage or charge all or any part of our property and assets as collateral securityt fgor any debt, liability or obligation. Our directors are not required to retire because of their age, and our directors are not required to be holders of our common shares. Directors serve for one year terms, and shall serve until re-elected or until their successors are appointed at the next annual general meeting.

     Our Bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative, or his heirs, executors or administrators, which we refer to collectively as an indemnitee, is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in our formation, or for any loss or expense incurred by us through the insufficiency or deficiency of title to any property acquired by us, or for the insufficiency of deficiency of any security in or upon which any of our monies shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to us or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of our funds to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. We are authorized to purchase insurance to cover any liability it may incur under the indemnification provisions of its Bye-laws.

                           DESCRIPTION OF INDEBTEDNESS

Credit Facility

     We have entered into a $1.058 billion senior term loan secured facility with a syndicate of lenders led by Citigroup Global Markets Limited and Nordea Bank Norge ASA. The facility is for a term of term of six years. The proceeds from the facility were used in part to fund the acquisition of our fleet from Frontline and to refinance existing debt on all of our vessels. Our obligations under the loan facility are secured by all of our assets, including our vessels, the equity interests of our vessel owning subsidiaries and our interest in the Charterer's assets. In addition, each of our vessel owning subsidiaries has guaranteed our performance under the loans.

     The loan facility bears interest at the LIBOR rate plus 1.25% per year and may be prepaid on a pro-rata basis without penalty. As required under the terms of the facility, we have entered into an interest rate swap to fix the interest on at least $500.0 million of the borrowings under the facility for a period of at least five years.

     The principal amortization schedule in respect of the loan facility is follows:

Year                     Amount(dollars in millions)
----                     ---------------------------

2004                                  $93.7
2005                                   93.7
2006                                   93.7
2007                                   93.7
2008                                   93.7
2009                                   89.8
At maturity in 2010                   499.7

     The loan facility subjects us to number of restrictions on our business and financial maintenance covenants, including restrictions on creating liens on the vessels, limitations on our ability to amend our charters, management and administrative agreements, minimum liquidity and working capital requirements, and collateral maintenance limitations. Under the loan facility, we may incur additional indebtedness to fund acquisitions of additional vessels, provided that the additional indebtedness incurred does not exceed 70% of value of the vessel. The loan facility also restricts us from issuing any guarantees other than guarantees issued in connection with our ordinary course of commercial activities, or as contemplated in the loan facility or the note indenture. Further, the loan facility restricts our ability to make distributions unless
(i) the charter service reserve and our available working capital exceed, in the aggregate, $100 million and (ii) we satisfy financial covenants contained in the loan facility relating to minimum liquidity, working capital and equity to debt ratios as of the date of the distribution.

8.5% Senior Notes due 2013

     We issued $580 million in principal amount of senior notes, due 2013, on December 18, 2003 in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. We commenced an exchange offer for the notes on May 25, 2004 pursuant to which we offered to exchange these notes for identical notes, or exchange notes, that are registered under the 1933 Act. The expiration date of the exchange offer was July 26, 2004, and as of the expiration date 100% of the outstanding notes had been tendered for exchange. We have repurchased $25 million face value of the notes, which were subsequently cancelled. The exchange notes are registered under the Securities Act of 1933 pursuant to a registration statement filed on Form F-4 filed with the U.S. Securities and Exchange Commission.

     The notes are issued under an Indenture dated as of December 18, 2003, among us, our subsidiaries and Wilmington Trust Company, as trustee. The notes are our general unsecured, senior obligations. They will be limited initially to an aggregate principal amount of $580 million and will mature on December 15, 2013. The notes rank equally in right of payment to any of our future senior Indebtedness, but will be effectively subordinated to all of our present and future secured Indebtedness, to the extent of the value of the collateral securing such Indebtedness. The notes are unconditionally guaranteed on a senior unsecured basis by each of our subsidiaries, but the guarantees will be effectively subordinated to all present and future secured indebtedness of our subsidiaries, to the extent of the value of the collateral securing such indebtedness.

     Interest on the notes will accrue at the rate of 8.50% per annum beginning on the date of issuance or the most recent interest payment date. Interest on the notes will be payable in cash semi-annually in arrears on June 15 and December 15, and commenced on June 15, 2004.

                              PLAN OF DISTRIBUTION

     We are registering for sale by the selling shareholders from time to time 1,600,000 of our common shares. The selling shareholders may offer and sell, from time to time, some or all of the common shares covered by this prospectus. We have registered the common shares covered by this prospectus for offer and sale by the selling shareholders so that those shares may be freely sold to the public by them. Registration of the common shares covered by this prospectus does not mean, however, that those shares necessarily will be offered or sold.

     The term "selling shareholder" includes donees, pledgees, assignees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling shareholder as a gift, pledge, assignment, partnership distribution or other transfer. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell their common shares covered by this prospectus from time to time, in one or more transactions, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change, at varying prices determined at the time of sale or at negotiated prices, by a variety of methods including the following:

     o    on the New  York  Stock  Exchange  or any  other  national  securities exchange or U.S. inter-dealer system of a registered national securities association on which our common shares may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o    in privately negotiated transactions;

     o    through broker-dealers, who may act as agents or principals;

     o    through sales "at the market" to or through a market-maker;

     o in a block trade in which a broker-dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o through one or more underwriters on a firm commitment or best-efforts basis; - directly to one or more purchasers;

     o    through agents;

     o    in options transactions;

     o    over the internet; or

     o    in any combination of the above.

     In effecting sales,  brokers or dealers engaged by the selling shareholders
may  arrange  for  other  brokers  or  dealers  to  participate.   Broker-dealer
transactions may include:

     o purchases of the common shares by a broker-dealer as principal and resales of the common shares by the broker-dealer for its account pursuant to this prospectus;

     o    ordinary brokerage transactions; or

     o    transactions in which the broker-dealer solicits purchasers.

     In addition, the selling shareholders may sell any shares covered by this prospectus in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

     In connection with the sale of shares covered by this prospectus, broker-dealers may receive commissions or other compensation from the selling stockholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or from purchasers of the shares for whom they act as agents. Underwriters may sell the shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling shareholders and any underwriters, broker-dealers or agents that participate in the distribution of the common shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     In connection with the distribution of the shares covered by this prospectus or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares of our common stock short and deliver the shares offered by this prospectus to close out its short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling shareholders also may from time to time pledge their common shares pursuant to the margin provisions of their customer agreements with their brokers. Upon default by a selling shareholder, the broker may offer and sell such pledged common shares from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

     At any time a particular offer of the common shares covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of common covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the common shares covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the shares sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of shares in the market and to the activities of the selling shareholders and their respective affiliates. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling shareholders.

     We have agreed to pay all expenses incident to the offering and sale of the shares covered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents, and have agreed to indemnify the selling shareholders, their controlling persons and their respective officers, directors, partners, employees, representatives and agents against certain losses, claims, damages, actions, expenses and other liabilities arising under the securities laws in connection with this offering. The selling shareholders have agreed, severally, to indemnify us, our officers and directors who sign the registration statement and each of our controlling persons, against any losses, claims, damages, actions, expenses and other liabilities, arising under the securities laws in connection with this offering with respect to written information furnished to us by the selling shareholders for inclusion in the registration statement of which this prospectus is a part (and up to the amount of the net proceeds received by the selling shareholder from sales of the shares giving rise to such obligations).

                                  LEGAL MATTERS

     Certain legal matters in connection with the sale of the common shares offered hereby are being passed upon for the Company by Seward & Kissel LLP, New York, New York, as to matters of United States and New York law and by Mello, Jones & Martin as to matters of Bermuda law.

                                     EXPERTS

     The predecessor combined carve-out financial statements as of December 31, 2003 and for the year then ended, and the predecessor combined carve-out financial statements for the year ended December 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers DA Oslo, Norway, an Independent Registered Public Accountant Firm, given on the authority of said firm as experts in auditing and accounting. Effective as of July 1, 2004, PricewaterhouseCoopers DA was renamed PricewaterhouseCoopers AS following a legal restructuring.

     The predecessor combined carve-out financial statements as of and for the year ended December 31, 2002 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Hamilton, Bermuda, an Independent Registered Public Accountant Firm, given on the authority of said firm as experts in auditing and accounting.

     The stand alone financial statements of Ship Finance International Limited as of December 31, 2003 and for the period from October 10, 2003 (Inception) to December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers DA Oslo, Norway, an Independent Registered Public Accountant Firm, given on the authority of said firm as experts in auditing and accounting.

     The section in this prospectus entitled "Industry" has been reviewed by P.F. Bass0e AS & Co., which has confirmed to us that it accurately describes the international tanker market, subject to the availability and reliability of the data supporting the statistical and graphical information presented in this prospectus, as indicated in the consent of P.F. Bass0e AS & Co. filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement including exhibits and schedules thereto on Form F-1 under the Securities Act of 1933 with respect to the common shares offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information in the registration statement, as permitted by SEC rules and regulations. For further information with respect to the Company and the commons shares offered hereby, reference is made to the registration statement. In addition, we are subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934 and file such reports and other information with the SEC. You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically, which you can access over the internet at http://www.sec.gov.

     You may request a copy of our filings at no cost, by writing or telephoning us at the following address:

                       Ship Finance International Limited
                               Par-la-Ville Place,
                              14 Par-la-Ville Road
                            Hamilton, HM 08, Bermuda.
                                 (441) 295-9500

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                       SHIP FINANCE INTERNATIONAL LIMITED
          INDEX TO PREDECESSOR COMBINED CARVE-OUT FINANCIAL STATEMENTS


Report of Independent Registered Public Accounting Firm                     F-1

Report of Independent Registered Public Accounting Firm                     F-2

Report of Independent Registered Public Accounting Firm                     F-3

Audited Predecessor Combined Carve-out Statements of
Operations for the years ended December 31, 2003, 2002 and 2001             F-4

Audited Predecessor Combined Carve-out Balance
Sheets as of December 31, 2003 and 2002                                     F-5

Audited Predecessor Combined Carve-out Statements of Cash
Flows for the years ended December 31, 2003, 2002 and 2001                  F-6

Audited Predecessor Combined Carve-out Statements of Changes
in Stockholders' Equity for the years ended
December 31, 2003, 2002 and 2001                                            F-7

Notes to Predecessor Combined Carve-out Financial Statements                F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Ship Finance International Limited.

In our opinion, the accompanying predecessor combined carve-out balance sheet and the related predecessor combined carve-out statements of operations, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) at December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142.

PricewaterhouseCoopers DA
Oslo, Norway
22 March 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Ship Finance International Limited.

In our opinion, the accompanying predecessor combined carve-out balance sheet and the related predecessor combined carve-out statements of operations, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) at December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2002 the Company adopted Statement of Financial Accounting Standard No. 142.

PricewaterhouseCoopers
Hamilton, Bermuda
28 November 2003

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Ship Finance International Limited.

In our opinion, the accompanying predecessor combined carve-out statements of operations, cash flows and changes in stockholder's equity present fairly, in all material respects, the results of operations and their cash flows of the predecessor to Ship Finance International Limited and its subsidiaries (the Company) for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, on January 1, 2001 the Company changed its method of accounting for drydocking costs and adopted Statement of Financial Accounting Standard No. 133.

PricewaterhouseCoopers DA
Oslo, Norway
28 November 2003

                       SHIP FINANCE INTERNATIONAL LIMITED
              Audited Predecessor Combined Carve-out Statements of
                         Operations for the years ended
                        December 31, 2003, 2002 and 2001
                               (in thousands of $)

                                                        Year ended December 31,
                                                        -----------------------
                                                2003       2002        2001
                                                ----       ----        ----
Operating revenues
   Time charter revenues                        40,759     10,873        5,804
   Bareboat charter revenues                    25,986     30,121       27,067
   Voyage charter revenues                     628,323    324,180      453,784
                                             ----------------------------------
Total operating revenues                       695,068    365,174      486,655
Operating expenses
   Voyage expenses and commission              148,533     93,996       75,199
   Ship operating expenses                      81,989     81,369       85,105
   Depreciation and amortization               106,015     96,773       88,603
   Administrative expenses                       9,715      6,945        7,030
                                             ----------------------------------
Total operating expenses                       346,252    279,083      255,937
                                             ----------------------------------
Net operating income                           348,816     86,091      230,718
Other income (expenses)
   Interest income                               5,866      8,511        4,346
   Interest expense                            (35,117)   (42,126)     (58,892)
   Share of results of associated companies     22,098    (10,125)      14,259
   Foreign currency exchange gain (loss)       (10,442)    (5,644)       6,246
   Other financial items, net                    3,591     (4,541)      (9,139)
                                             ----------------------------------
   Net other income (expenses)                 (14,004)   (53,925)     (43,180)
                                             ----------------------------------
Net income before cumulative effect of
    change in accounting principle             334,812     32,166      187,538
                                             ----------------------------------
Cumulative effect of change in
    accounting principle                             -    (14,142)      24,472
                                             ----------------------------------
Net income (loss)                              334,812     18,024      212,010
                                             ==================================

See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
           Audited Predecessor Combined Carve-out Balance Sheets as of
                           December 31, 2003 and 2002
                               (in thousands of $)


                                             December 31,      December 31,
                                                 2003             2002
                                             ------------------------------
ASSETS
Current Assets
   Cash and cash equivalents                      26,519            20,634
   Trade accounts receivable                      23,896            22,993
   Other receivables                               7,251             6,967
   Inventories                                    16,248            19,949
   Voyages in progress                            34,916            30,648
   Prepaid expenses and accrued income             2,234             1,699
                                             ------------------------------
   Total current assets                          111,064           102,890
                                             ------------------------------
Newbuildings and vessel purchase options           8,370             8,370
Vessels and equipment, net                     1,863,504         1,904,146
Investment in associated companies               160,082            93,673
Deferred charges                                   4,304             4,338
Other long term assets                             9,024            10,190

   Total assets                                2,156,348         2,123,607
                                             =============================


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Short term debt and current
     portion of long-term debt                   141,522           131,293
   Trade accounts payable                          4,664             5,215
   Accrued expenses                               18,729            26,621
   Mark to market valuation of derivatives         9,217            16,066
   Other current liabilities                      10,936             7,237
   Amount due to parent company                  299,166           476,016
                                             ------------------------------
   Total current liabilities                     484,234           662,448
Long-term liabilities
   Long term debt                                850,088           975,554
                                             ------------------------------
   Total liabilities                           1,334,322         1,638,002
Commitments and contingencies
Stockholders' equity
   Invested equity                               822,026           485,605
                                             ------------------------------
   Total stockholders' equity                    822,026           485,605
                                             ------------------------------
   Total liabilities and
    stockholders' equity                       2,156,348         2,123,607
                                             ==============================


See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

                           SHIP FINANCE INTERNATIONAL LIMITED
                    Audited Predecessor Combined Carve-out Statements
                           of Cash Flows for the years ended
                            December 31, 2003, 2002 and 2001
                                   (in thousands of $)
                                                           Year ended December 31,
                                                           -----------------------
                                                         2003        2002        2001
                                                       --------    --------    --------
Operating activities
Net income (loss)                                       334,812      18,024     212,010
Adjustments to reconcile net income (loss)
to net cash provided by
operating activities:
Depreciation and amortization                           106,015      96,773      88,603
Amortization of deferred charges                          1,019         814         775
Share of results of associated companies                (22,098)     10,125     (14,259)
Interest income, capitalized                             (4,489)     (7,077)       (638)
Unrealized foreign exchange (gain) loss                  10,716       5,334      (6,706)
Change in accounting principle                               --      14,142     (24,472)
Adjustment of derivatives to market value                (6,850)      2,511      10,996
Release of accumulated other comprehensive
income to net income                                      1,609         839          --
Changes in operating assets and liabilities,
net of effect of acquisitions:
Trade accounts receivable                                  (343)      6,517      23,292
Other receivables                                          (129)     (3,537)      4,817
Inventories                                               4,540     (10,718)       (158)
Voyages in progress                                      (3,061)    (23,990)     14,410
Prepaid expenses and accrued income                        (285)        (72)        244
Trade accounts payable                                     (539)      1,115       1,351
Accrued expenses                                         (9,092)      3,899      (2,226)
Other current liabilities                                 3,698         959        (872)
                                                       --------    --------    --------
Net cash provided by operating activities               415,523     115,658     307,167
                                                       --------    --------    --------
Investing activities
Additions to newbuildings, vessels and equipment             --    (249,291)   (210,036)
Investments in associated companies                     (70,045)     (7,490)    (65,100)
Proceeds from sales of investments in associated
companies                                                17,245          --          --
Net maturity (placement) of loans receivable              1,168      (1,085)      3,286
Repayment of other long term liabilities                     --      (3,913)         --
                                                       --------    --------    --------
Net cash provided by (used in) investing activities     (51,632)   (261,779)   (271,850)
                                                       --------    --------    --------
Financing activities
Amount due to parent company                           (178,785)     41,424     (59,454)
Proceeds from long term debt                                 --     228,686     164,600
Repayments of long term debt                           (178,236)   (126,713)   (129,208)
Debt fees paid                                             (985)     (2,683)       (487)
                                                       --------    --------    --------
Net cash (used in) provided by financing activities    (358,006)    140,714     (24,549)
                                                       --------    --------    --------
Net increase (decrease) in cash and cash equivalents      5,885      (5,407)     10,768
Cash and cash equivalents at beginning of period         20,634      26,041      15,273
Cash and cash equivalents at end of period               26,519      20,634      26,041
                                                       ========    ========    ========

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest               31,543      43,036      54,963
                                                       ========    ========    ========

See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
              Audited Predecessor Combined Carve-out Statements of
                         Changes in Stockholders' Equity
              for the years ended December 31, 2003, 2002 and 2001

                               (in thousands of $)

                                                           Invested equity
                                                           ---------------

Balance at December 31, 2000                                     259,632
Net income                                                       212,010
Transition adjustment on adoption of SFAS 133                     (2,844)
Change in fair values of derivative instruments
  accounted for as cash flow hedges                               (2,056)

Other comprehensive income (loss)                                 (4,900)

Comprehensive income                                             207,110

Balance at December 31, 2001                                     466,742
Net income                                                        18,024
Release of accumulated other comprehensive
  income to net income                                               839

Other comprehensive income (loss)                                    839

Comprehensive income                                              18,863

Balance at December 31, 2002                                     485,605

Net income                                                       334,812
Release of accumulated other
  comprehensive income to net income                               1,609

Other comprehensive income (loss)                                  1,609

Comprehensive income                                             336,421

Balance at December 31, 2003                                     822,026

See accompanying Notes that are an integral part of these Predecessor Combined Carve-out Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
        Notes to the Predecessor Combined Carve-out Financial Statements

1.   GENERAL

     Ship Finance International Limited (the "Company" or "Ship Finance") was incorporated in Bermuda on October 10, 2003 for the purpose of acquiring certain of the shipping assets of its parent company, Frontline Ltd. ("Frontline"). Frontline is a publicly listed Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company is a wholly owned subsidiary of Frontline. Frontline operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. Frontline is a holding company which operates through subsidiaries and joint ventures located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, the Bahamas and Sweden.

     These predecessor combined carve-out financial statements have been prepared to reflect the combination of certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, interests in joint ventures plus a purchase option to acquire a further VLCC.

     These predecessor combined carve-out financial statements have been prepared in contemplation of a proposed transaction to be entered into between the Company and Frontline. Pursuant to a fleet purchase agreement executed in December 2003, effective January 1, 2004, the Company acquired from Frontline certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the "Vessel Interests").

2.   ACCOUNTING POLICIES

Basis of accounting

     For the years ended December 31, 2003, 2002 and 2001, the predecessor combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Frontline. These predecessor combined carve-out financial statements include the combined assets, liabilities and results of operations and cash flows of the corporations listed in Note 4 and the combined interests in joint ventures listed in Note 11. These predecessor combined carve-out financial statements for the years ended December 31, 2003, 2002 and 2001 therefore reflect the following:

     o the historical book values of the corporations listed in Note 4 and the interests in associated companies listed in Note 11, held by Frontline on January 1, 2001; and

     o the acquisitions undertaken by Frontline in the three year period ended December 31, 2003 as described in Note 21. These acquired corporations have been accounted for at fair value at the date of acquisition.

     The predecessor combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States. The predecessor combined carve-out financial statements include the assets and liabilities of the Company's planned subsidiaries. Investments in companies in which the Company directly or indirectly holds more than 50 per cent of the voting control are combined, unless the Company is unable to control the investee. Subsidiaries acquired have been combined with effect from the acquisition date.

     Investments in companies in which the Company holds between 20 per cent and 50 per cent of an ownership interest, and over which the Company exercises significant influence, are accounted for using the equity method. The Company records its investments in equity-method investees on the predecessor combined carve-out balance sheets as "Investment in associated companies" and its share of the investees' earning or losses in the predecessor combined carve-out statements of operations as "Share in results from associated companies". Six companies in which the Company owns 50.1 per cent have been accounted for using the equity method as the Company is not able to exercise control. Frontline is a shipping company with activities that include the ownership and operation of oil tankers and dry bulk carriers as well as leasing of vessels and participation in tanker owning joint venture arrangements. Frontline is also involved in the purchase and sale of vessels. Where Frontline's assets, liabilities, revenues and expenses relate to the specific Vessel Interests, these have been identified and carved out for inclusion in these financial statements. Frontline's shipping interests and other assets, liabilities, revenues and expenses that do not relate to the Vessel Interests have been identified and not included in these financial statements. The preparation of the carved out financial statements requires allocation of certain assets and liabilities and expenses where these items are not identifiable as related to one specific activity. Administrative overheads of Frontline that cannot be related to a specific vessel type of operations have been allocated pro-rata based on the number of vessels in the Company compared with the number in Frontline's total fleet. Management has deemed that the related allocations are reasonable to present the financial position, results of operations, and cash flows of the Company. Management believes the various allocated amounts would not materially differ from those that would have been achieved had Ship Finance operated on a stand-alone basis for all periods presented. However, the financial position, results of operations and cash flows of the Company are not necessarily indicative of those that would have been achieved had the Company operated autonomously for all periods presented as the Company may have made different operational and investment decisions as a Company independent of Frontline.

     The majority of the Company's assets, liabilities, revenues and expenses are vessel specific and are included in the vessel owning subsidiaries financial statements. However, in addition, the following significant allocations have been made:

     Goodwill: Goodwill has arisen on certain of the acquisitions undertaken in the three year period ended December 31, 2003 as described in Note 21. Goodwill has been allocated to Ship Finance on the basis that the vessels obtained in these acquisitions, and which the goodwill is considered to relate to, are included in these predecessor combined carve-out financial statements. The associated amortization of goodwill has also been allocated to Ship Finance and recognized in these predecessor combined carve-out financial statements.

     Long term debt: An allocation of corporate debt of Frontline has been made which totals $8,608,000, $9,308,000 and $nil, as of December 31, 2003, December 31, 2002 and 2001, respectively. This debt has been allocated as it relates specifically to an entity of which the Company has a purchase option. The associated interest expense has also been allocated to these predecessor combined carve-out financial statements.

     Interest rate swaps: For the purposes of the predecessor combined carve-out financial statements, interest rate swaps specific to carved out debt have been included. In addition, non-debt specific interest rate swaps with notional principal amounts of $50,000,000 have been included on the basis that such swaps were intended to cover the floating rate debt that has been included in these predecessor combined carve-out statements. The associated mark to market adjustments arising on the swaps has also been allocated to these predecessor combined carve-out financial statements and is included in other financial items, net.

     Administrative expenses: Frontline's overheads relate primarily to management organizations in Bermuda and Oslo that manage the business. These overhead costs include salaries and other employee related costs, office rents, legal and professional fees and other general administrative expenses. Other employee related costs include costs recognized in relation to Frontline's employee share option plan. The amount of such costs, presented as part of administrative expenses, which was allocated from these organizations was $8,995,000, $5,364,000 and $4,532,000 for the years ended December 31, 2003,
2002 and 2001 respectively.

     No allocation of interest income has been made and interest income reported in the predecessor combined carve-out financial statements represents interest income earned by the vessel owning subsidiaries and interest earned on loans to joint ventures.

     The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The predecessor combined carve-out financial statements do not purport to be indicative of either the future financial position, results of operations or cash flows had Ship Finance been a stand-alone entity for the periods presented.

Cash and cash equivalents

     For the purposes of the predecessor combined carve-out financial statements of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Inventories

     Inventories, which comprise principally fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Vessels and equipment

     The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel's anniversary date in 2015, whichever comes first.

     With effect from April 2001, the International Maritime Organization implemented new regulations that resulted in the accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2017 whichever came first. As a result, the estimated useful life of five of the Company's vessels was reduced in the fourth quarter of 2001. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $0.3 million for 2001.

     In December 2003, the International Maritime Organization adopted new regulations that will result in a more accelerated phase-out of single hull vessels. As a result of this, the Company re-evaluated the estimated useful life of its single hull vessels and determined this to be either 25 years or the vessel's anniversary date in 2015 whichever came first. As a result, the estimated useful life of thirteen of the Company's vessels was reduced in the fourth quarter of 2003. A change in accounting estimate was recognized to reflect this decision, resulting in an increase in depreciation expense and consequently decreasing net income by $1.1 million in 2003.

Newbuildings and vessel purchase options

     The carrying value of the vessels under construction ("Newbuildings") represents the accumulated costs to the balance sheet date that the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized loan interest and associated finance costs. No charge for depreciation is made until the vessel is put into operation.

     Vessel purchase options are capitalized at the time option contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from exercise of each option contract on a contract by contract basis to determine whether the carrying value of the option is recoverable. If the expected future cash flows are less than the carrying value of the option plus further costs to delivery, provision is made to write down the carrying value of the option to the recoverable amount. The carrying value of each option payment is written off as and when the Company adopts a formal plan not to exercise the option. Purchase price payments are capitalized and the total of the option payment, if any, and purchase price payment is transferred to cost of vessels, upon exercise of the option and delivery of the vessel to the Company.

Impairment of long-lived assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred charges

     Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight-line basis of amortization approximates the effective interest method in the Company's predecessor combined carve-out statement of operations. Amortization of loan costs is included in interest expense.

Revenue and expense recognition

     Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings, contracts of affreightment, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the predecessor combined carve-out statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

     In December 1999, Frontline entered into an agreement with five other shipowners to operate a pool (the "Tankers Pool") of their respective VLCC fleets. The Tankers Pool commenced operations on February 1, 2000 with an initial fleet of 39 modern VLCCs. In July 2002, Frontline withdrew from the Tankers Pool. These predecessor combined carve-out financial statements reflect the operation of the Tankers Pool for those vessels included in the carve out. The operating revenues and voyage expenses of the vessels operating in the Tankers Pool, and certain other pool arrangements, are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The same revenue and expenses principles stated above are applied in determining the pool net operating revenues.

Drydocking provisions

     Normal vessel repair and maintenance costs are charged to expense when incurred.

     In 2001, the Company changed its accounting policy for drydockings. Prior to 2001, provisions for future drydockings were accrued and charged to expense on a pro-rata basis over the period to the next scheduled drydockings. Effective January 1, 2001 the Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method. The expense as incurred method is considered by management to be a more reliable method of recognizing drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings. The cumulative effect of this change in accounting principle is shown separately in the predecessor combined carve-out statements of operations for the year ended December 31, 2001 and resulted in a credit to income of $24.5 million in 2001. The cumulative effect of this change as of January 1, 2001 on the Company's combined balance sheet was to reduce total liabilities by $24.5 million.

Goodwill

     Goodwill represents the excess of the purchase price over the fair value of assets acquired in business acquisitions accounted for under the purchase method. Goodwill is presented net of accumulated amortization and until December 31, 2001 was being amortized over a period of approximately 17 years. As of January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date that is shown separately in the predecessor combined carve-out statement of operations as a cumulative effect of change in accounting principle. The valuation of the fair value of the reporting unit used to assess the recoverability of goodwill was a combination of independent third party valuations and the quoted market price of the Company's shares. Supplemental comparative disclosure as if this accounting change had been retroactively applied is as follows:

(in thousands of $)                                         2001
-------------------                                         ----

Net income
As reported                                                212,010
Goodwill amortization                                          700
Adjusted net income                                        212,710

Derivatives

     The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Hedge accounting is used to account for these swaps provided certain hedging criteria are met. As of January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). Certain hedge relationships met the hedge criteria prior to SFAS 133, but do not meet the criteria for hedge accounting under SFAS
133. The Company adopted SFAS 133 in the first quarter of fiscal year 2001 and upon initial adoption recorded certain transition adjustments resulting in recognizing the fair value of its derivatives as assets of $0.4 million and liabilities of $0.7 million. A gain of $0.2 million was recognized in income and a charge of $0.5 million made to other comprehensive income. On January 1, 2002, the Company discontinued hedge accounting for two interest rate swaps previously accounted for as cash flow hedges. This resulted in a balance of $4.9 million being frozen in accumulated other comprehensive income as at that date and this will be reclassified to the statement of operations over the life of the underlying hedged instrument.

Pre-SFAS 133 Adoption

     Hedge accounting is applied where the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. Additionally, the derivative must result in payoffs that are expected to be inversely correlated to those of the hedged item. Derivatives are measured for effectiveness both at inception and on an ongoing basis. When hedge accounting is applied, the differential between the derivative and the underlying hedged item is accrued as interest rates change and recognized as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. Prior to January 1, 2001, the fair values of the interest rate swaps are not recognized in the financial statements.

     If a derivative ceases to meet the criteria for hedge accounting, any subsequent gains and losses are currently recognized in income. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedged instrument is recognized in income. Accordingly, should a swap be terminated while the underlying debt remains outstanding, the gain or loss is adjusted to the basis of the underlying debt and amortized over its remaining useful life.

Post-SFAS 133 Adoption

     SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

Financial Instruments

     In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Foreign currencies

     The Company's functional currency is the U.S. dollar as the majority of revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company's reporting currency is U.S. dollars. All of the Company's combined entities report in U.S. dollars.

     Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the predecessor combined carve-out statements of operations.

3.   RECENTLY ISSUED ACCOUNTING STANDARDS

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be combined by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for "Special Purpose Entities" created before January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before January 31, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

     The Company has an option to purchase the VLCC Oscilla on or before the expiry of a five-year time charter, which commenced in March 2000. Oscilla is owned and operated by an unrelated entity, Seacrest Shipping Ltd. ("Seacrest"). If the Company had exercised its option at December 31, 2003, the cost to the Company of the Oscilla would have been approximately $42.3 million and the maximum exposure to loss is $17.4 million, representing amounts outstanding from Seacrest of $9.0 million and the carrying value of the option of $8.4 million. At December 31, 2003, Seacrest had total indebtedness of $36.0 million (including $9.0 million due to the Company) and JPY674.6 million (equivalent to $6.3 million) and the fair value of the vessel Oscilla was $78.5 million.

4.   COMBINED ENTITIES

     The Vessel Interests are all owned by separate legal entities. The following table sets out the details of the significant subsidiaries of Frontline included in the carved out combined financial statements:

                                                       Country of     Ownership
Name                                   Vessel          Incorporation  Percentage
----                                   ------          -------------  ----------

Granite Shipping Co. Ltd.               Front Granite    Bahamas        100%
Golden Current Limited                  Opalia           Isle of Man    100%
Bonfield Shipping Ltd.                  Front Driver     Liberia        100%
Fourways Marine Limited                 Front Spirit     Liberia        100%
Front Ardenne Inc.                      Front Ardenne    Liberia        100%
Front Brabant Inc.                      Front Brabant    Liberia        100%
Front Falcon Corp.                      Front Falcon     Liberia        100%
Front Glory Shipping Inc.               Front Glory      Liberia        100%
Front Pride Shipping Inc.               Front Pride      Liberia        100%
Front Saga Inc.                         Front Page       Liberia        100%
Front Serenade Inc.                     Front Serenade   Liberia        100%
Front Splendour Shipping Inc.           Front Splendour  Liberia        100%
Front Stratus Inc.                      Front Stratus    Liberia        100%
Golden Bayshore Shipping Corporation    Navix Astral     Liberia        100%
Golden Estuary Corporation              Front Comanche   Liberia        100%
Golden Fjord Corporation                Front Commerce   Liberia        100%
Golden Seaway Corporation               New Vanguard     Liberia        100%
Golden Sound Corporation                New Vista        Liberia        100%
Golden Tide Corporation                 New Circassia    Liberia        100%
Katong Investments Ltd.                 Front Breaker    Liberia        100%
Langkawi Shipping Ltd.                  Front Birch      Liberia        100%
Patrio Shipping Ltd.                    Front Hunter     Liberia        100%
Rakis Maritime S.A.                     Front Fighter    Liberia        100%
Sea Ace Corporation                     Front Ace        Liberia        100%
Sibu Shipping Ltd.                      Front Maple      Liberia        100%
Southwest Tankers Inc.                  Front Sunda      Liberia        100%
West Tankers Inc.                       Front Comor      Liberia        100%
Puerto Reinosa Shipping Co. S.A.        Front Lillo      Panama         100%
Aspinall Pte Ltd.                       Front Viewer     Singapore      100%
Blizana Pte Ltd.                        Front Rider      Singapore      100%
Bolzano Pte Ltd.                        Mindanao         Singapore      100%
Cirebon Shipping Pte Ltd.               Front Vanadis    Singapore      100%
Fox Maritime Pte Ltd.                   Front Sabang     Singapore      100%
Front Dua Pte Ltd.                      Front Duchess    Singapore      100%
Front Empat Pte Ltd.                    Front Highness   Singapore      100%
Front Enam Pte Ltd.                     Front Lord       Singapore      100%
Front Lapan Pte Ltd.                    Front Climber    Singapore      100%
Front Lima Pte Ltd.                     Front Lady       Singapore      100%
Front Tiga Pte Ltd.                     Front Duke       Singapore      100%
Front Tujuh Pte Ltd.                    Front Emperor    Singapore      100%
Front Sembilan Pte Ltd.                 Front Leader     Singapore      100%
Rettie Pte Ltd.                         Front Striver    Singapore      100%
Transcorp Pte Ltd.                      Front Guider     Singapore      100%

5.   TAXATION

     Bermuda

     Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

     United States

     The Company does not accrue U.S. income taxes as, in the opinion of U.S. counsel, the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

     A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

     Other Jurisdictions

     Certain of the Company's subsidiaries in Singapore are subject to taxation. The tax paid by subsidiaries of the Company that are subject to taxation is not material.

6.   LEASES

     The minimum future revenues to be received on time charters, bareboat charters and other contractually committed income as of December 31, 2003 are as follows:

                                                Yen revenues
                                                ------------

Year ending December 31,                                     Dollar
in thousands of (Y) and $)     (in (Y))     ($ equivalent)   revenues    Total
--------------------------     --------     --------------   --------    -----

2004                              768,600       7,176          30,722    37,898
2005.                             766,500       7,157          30,821    37,977
2006.                             766,500       7,157          31,003    38,160
2007.                             766,500       7,157          19,790    26,947
2008.                             768,600       7,176           8,300    15,476
2009 and later                  1,694,700      15,824               -    15,824
                               ------------------------------------------------
Total minimum lease revenues    5,531,400      51,647         120,636   172,283
                               ================================================

     The cost and accumulated depreciation of the vessels leased to third parties at December 31, 2003 and 2002 were as follows:

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Cost                                      513,470           354,199
Accumulated depreciation                   45,044            29,719

7.   TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivable are presented net of allowances for doubtful accounts amounting to $724,000 and $540,000 as of December 31, 2003 and 2002 respectively.

8.   OTHER RECEIVABLES

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Agent receivables                           2,385             2,781
Other receivables                           4,866             4,186
                                           ------            ------
                                            7,251             6,967
                                           ======            ======

     Other receivables are presented net of allowances for doubtful accounts amounting to $nil as of each of December 31, 2003, 2002 and 2001, respectively.

9.   NEWBUILDINGS AND VESSEL PURCHASE OPTIONS

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Newbuildings                                   --                --
Vessel purchase options                     8,370             8,370
                                           ------            ------
                                            8,370             8,370
                                           ======            ======

     The carrying value of newbuildings represents the accumulated costs to the balance sheet date, which the Company has paid by way of purchase installments, and other capital expenditures together with capitalized loan interest. Interest capitalized in the cost of newbuildings amounted to $nil, and $936,000 in 2003 and 2002 respectively. The Company took delivery of four newbuildings during 2002.

     The Company has an option from a third party to purchase the VLCC Oscilla on expiry of a five-year time charter, which commenced in March 2000. The purchase price is equal to the outstanding mortgage debt under four loan agreements between lenders and the vessel's owning company. As at December 31, 2003 the outstanding mortgage debt of the Oscilla's owning company amounted to $35,990,067 plus (Y)674,645,262 (equivalent to $6,299,209). (2002--$43,013,215 plus (Y)759,454,316 (equivalent to $6,406,735)). Included in this amount at December 31, 2003 is debt of $9,023,090 due to the Company (2002--$10,190,000).
The fair value assigned to this option in the purchase accounting for Golden Ocean was $8,370,000. The fair value was calculated at the time of purchase as the difference between the fair value of the vessel and the mortgage debt outstanding.

10.  VESSELS AND EQUIPMENT, NET

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Cost                                    2,607,693         2,542,320
Accumulated depreciation                 (744,189)         (638,174)
                                       -----------       -----------
Net book value at end of year           1,863,504         1,904,146
                                       ===========       ===========

     Depreciation expense was $106.1 million, $96.8 million and $87.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

11.  INVESTMENT IN ASSOCIATED COMPANIES

           At December 31, 2003, the Company has the following participation in investments that are recorded using the equity method:

                                     Vessel/         Country of      Ownership
Name                                 Activity        Incorporation   Percentage
----                                 --------        -------------   ----------
Ariake Transport Corporation         Ariake           Liberia          50.1%
Dundee Navigation SA                 Dundee           Liberia          50.1%
Edinburgh Navigation SA              Edinburgh        Liberia          50.1%
Hitachi Hull #4983 Corporation       Hakata           Liberia          50.1%
Sakura Transport Corporation         Sakura I         Liberia          50.1%
Tokyo Transport Corporation          Tanabe           Liberia          50.1%

The equity method investees are engaged in the ownership and operation of oil tankers.

Summarized balance sheet information of the Company's equity method investees is as follows:

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Current assets                             29,617            44,545
Non current assets                        387,322           623,538
Current liabilities                      (106,984)         (191,652)
Non current liabilities.                 (201,347)         (470,486)

Summarized statement of operations information of the Company's equity method investees is as follows:

(in thousands of $)                     2003           2002            2001
-------------------                     ----           ----            ----

Net operating revenues                 93,872         61,159          49,207
Net operating income                   79,434         17,879          24,612
Net income (loss)                      45,039        (19,208)         25,804

     In the year ended December 31, 2003, the Company recorded an impairment charge of $5.2 million related to the other-than-temporary decline in value of its investments in Golden Lagoon Corporation and Ichiban Transport Corporation. This impairment charge was triggered by signing agreements on June 25, 2003 for the sale of our investments for proceeds which were less than book value of those investments. We disposed of those investments in July 2003 and increased our investments in Ariake Transport Corporation, Sakura Transport Corporation, Tokyo Transport Corporation and Hitachi Hull No 4983 Ltd. from 33.33% to 50.10%.

     We held 50% of the shares of Golden Tide Corporation during the year ended December 31, 2002 and the six months ended June 30, 2003. The statement of operations includes our 50% share of the earnings of Golden Tide Corporation for the year ended December 31, 2002 and the six months ended June 30, 2003. On June 30, 2003 we acquired the remaining 50% of the shares of this company for $9.5 million and we combined the assets, principally the vessel, amounting to approximately $65.5 million and liabilities, principally the long-term debt, amounting to approximately $52.3 million, from that date.

12.  DEFERRED CHARGES

     Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Debt arrangement fees                       8,142             7,173
Accumulated amortization                   (3,838)           (2,835)
                                          -------            -------
                                            4,304             4,338
                                          =======            =======

13.  OTHER LONG TERM ASSETS

     Other long-term assets represent amounts due to the Company from third party entities that own the vessel, Oscilla, over which the Company has a purchase option. (see Note 9).

14.  GOODWILL

     Goodwill is stated net of related accumulated amortization as follows:

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Goodwill                                       --            14,142
Accumulated amortization                       --           (14,142)
                                          -------           --------
                                               --                --
                                          =======           ========

     The Company adopted SFAS 142 effective January 1, 2002 and recorded an impairment charge of $14.1 million for the unamortised goodwill on that date (see Note 2). See Note 21 for a description of the business acquisitions that have resulted in the recording of goodwill in these carved out financial statements.

15.  ACCRUED EXPENSES

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

Ship operating and voyage expenses         15,923              22,259
Administrative expenses                       152                 159
Interest expense                            2,654               4,203
                                         --------             --------
                                           18,729              26,621
                                         ========             ========

16.  AMOUNT DUE TO PARENT COMPANY

     The amount due to parent company represents principally intercompany balances between each of the subsidiaries and Frontline and the effect of the carve out of the Vessel Interests from Frontline. Frontline operates a centralized treasury function and the majority of cash earned in subsidiaries is swept up into Frontline Ltd. and is accounted for through intercompany balances.

16.  AMOUNT DUE TO PARENT COMPANY

     For  the  purposes  of  these  predecessor   combined  carve-out  financial
statements no interest expense has been imputed on the amount due to parent company.

17.  DEBT

     For the purposes of the predecessor combined carve-out financial statements for the years ended December 31, 2003 and 2002, two types of debt have been included:

     1. Vessel specific debt included in the subsidiary financial statements. As of December 31, 2003 and 2002 this was a total of $982,808,000 and $1,094,727,000 respectively.

     2. An allocation of corporate debt of Frontline. As of December 31, 2003 and 2002 this was a total of $8,608,000 and $9,308,000 respectively.

(in thousands of $)                    December 2003       December 2002
-------------------                    -------------       -------------

US Dollar denominated floating
rate debt (LIBOR + 0.485% to 2.75%)
due through 2011                          901,585         1,061,030
Yen denominated floating rate debt
(LIBOR + 1.125% to 1.3135%) due
through 2011                               89,830            43,006
Credit facilities                             195             2,811
                                         ----------      -----------
Total debt                                991,610         1,106,847
Less: short term and current
portion of long term debt                (141,522)         (131,293)
                                         ----------      -----------
                                          850,088           975,554
                                         ==========      ===========

     The outstanding debt as of December 31, 2003 is repayable as follows:

(in thousands of $)                                    December 2003
-------------------                                    -------------

2004                                                        141,522
2005                                                        230,993
2006                                                        205,044
2007                                                        111,543
2008 and later                                              302,508
                                                           ---------
Total debt                                                  991,610
                                                           ==========

     The weighted average interest rate for the floating rate debt denominated in US dollars was 3.07 per cent and 3.83 per cent as of December 31, 2003 and December 31, 2002, respectively. The weighted average interest rate for the floating rate debt denominated in Yen was 1.32 per cent and 1.37 per cent as of December 31, 2003 and 2002, respectively. These rates take into consideration related interest rate swaps.

     Substantially all of the debt is collateralised by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. Existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, the lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including failure to comply with any of the covenants contained in our financing agreements. Various debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. These covenants are assessed at the parent company. i.e. at Frontline consolidated level. As of December 31, 2003 and December 31, 2002, Frontline complied with all the debt covenants of its various debt agreements.

18.  SHARE CAPITAL

     The Company was incorporated on October 10, 2003 with authorized share capital of 12,000 ordinary shares of $1.00 par value each. On that date, 12,000 ordinary shares of $1.00 par value each were issued to the initial shareholder, Frontline Ltd. For the purposes of these predecessor combined carve-out financial statements, the Company is assumed to have no issued share capital prior to October 10, 2003.

19.  FINANCIAL INSTRUMENTS

     Interest rate risk management: In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has a portfolio of swaps that swap floating rate interest to fixed rate, which from a financial perspective hedge interest rate exposure. The Company does not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are J.P. Morgan Chase, Nordea Bank Norge, Credit Agricole Indosuez, Deutsche Schiffsbank, Midland Bank
(HSBC), Den norske Bank and Skandinaviska Enskilda Banken. Credit risk exists to the extent that the counterparties are unable to perform under the contracts.

     The Company manages its debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. For the purposes of the carved out combined financial statements, interest rate swaps specific to carved out debt have been included. In addition, non debt specific interest rate swaps with notional principal amounts of $50,000,000 have been included. The Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR:

                                                                         Fixed
                                       Inception          Maturity      Interest
Principal at December 31, 2003          Date                Date          Rate
------------------------------          ----                ----          ----

(in thousands of $)
$50,000                                 January 2001      January 2006   5.635%
$49,338 reducing monthly to $29,793     March 1998        March 2006     7.288%
$53,352 reducing monthly to $17,527     September 1998    August 2008    7.490%

     Foreign currency risk: The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. One of the Company's subsidiaries has Yen denominated long-term debt which as of December 31, 2003 stood at Yen 9,620,805,000 and a charter contract denominated in Yen with contracted payments as set forth in Note 6. There is a risk that currency fluctuations will have a negative effect on the value of the Company's cashflows. The Company has not entered into derivative contracts for either transaction or translation risk. Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. Fair Values The carrying value and estimated fair value of the Company's financial instruments at December 31, 2003 and 2002 are as follows:

                                  December 2003    December 2003   December 2002    December 2002
                                  Carrying Value   Fair Value      Carrying Value   Fair Value
                                  --------------   ----------      --------------   ----------
Non-Derivatives:
Cash and cash equivalents             26,519          26,519           20,634          20,634
Short term debt and current
portion of long term debt            141,522         141,522          131,293         131,293
Long term debt                       850,088         850,088          975,554         975,554
Derivatives:
Interest rate swap transactions        5,258           5,258           16,066          16,066

     The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

     The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

     The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps. Concentrations of risk There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with the Bank of America N.A., Skandinaviska Enskilda Banken, BNP Paribas, Den norske Bank and Nordea Bank Norge. However, the Company believes this risk is remote as these banks are high credit quality financial institutions.

     The majority of the vessels' gross earnings are receivable in U.S. dollars. In 2003 and 2002, no customer accounted for 10 per cent or more of freight revenues.

20.  RELATED PARTY TRANSACTIONS

     During 1996, 1997 and January 1998, Frontline received options to assume newbuilding contracts for the construction and purchase of five Suezmax tankers at the Hyundai Heavy Industries Co. Ltd. shipyard in South Korea for delivery in 1998 and 2000 from single-ship owning companies affiliated with Hemen Holding Ltd. ("Hemen"). Hemen is Frontline's largest shareholder and is indirectly controlled by Mr. John Fredriksen, Chairman and Chief Executive Officer of Frontline and of the Company. Two of the single-ship owning companies, owning vessels delivered in 1998, have been included in these carved out financial statements.

     In September 2000 Frontline acquired a 1993-built VLCC, which was named Front Ace from a company affiliated with Hemen. This vessel was acquired for a price of $53 million which was based on three independent valuations less a $1 million discount compared to appraised market value. The single ship owning company that owns Front Ace has been included in these predecessor combined carve-out financial statements.

     In February 2001, the Company acquired newbuilding contracts for the construction and purchase of three VLCC tankers at the Hitachi shipyard in Japan for delivery in 2002 from Seatankers Management Co. Ltd., a company affiliated with Hemen. These contracts were acquired for the original contract price of $72 million each plus $0.5 million per contract. These three newbuildings were delivered in 2002 and are included in these predecessor combined carve-out financial statements.

21.  ACQUISITIONS

     ICB Shipping AB (publ)

     In September 1997, Frontline made a public offer to acquire all of the shares of ICB Shipping AB (publ) ("ICB"). Through the tender offer, by October 1997 Frontline acquired 51.7 per cent of the outstanding shares of ICB, representing 31.4 per cent of the voting rights, at a purchase price of approximately $215 million. During 1998, Frontline made further purchases of ICB Shares in the market and at December 31, 1998 had 34.2 per cent of the voting power. In the latter half of 1999 Frontline increased its shareholding in ICB to approximately 90 per cent of the capital and 93 per cent of the voting rights. In October 1999, a new Board of Directors was appointed in ICB and ICB consequently was controlled by Frontline. In December 1999, Frontline commenced a compulsory acquisition for the remaining shares in ICB and ICB was delisted from the Stockholm Stock Exchange. The carved out financial statements of the Company include all of the VLCC and Suezmax owning subsidiaries acquired by Frontline and the goodwill arising on the acquisition of ICB.

     Golden Ocean Group Limited

     On October 10, 2000, Frontline acquired the entire share capital of Golden Ocean Group Limited ("Golden Ocean"), a shipping group which held interests in 14 VLCCs and 10 bulk carriers. The total acquisition price paid, including amounts paid to settle allowed claims, was approximately $63.0 million. The difference between the purchase price and the net assets acquired, has been recorded as goodwill. The predecessor combined carve-out financial statements of the Company include seven VLCC owning subsidiaries acquired by Frontline, one option to acquire a VLCC and one interest in an associated company which owns a VLCC, and the goodwill arising on this acquisition.

     Mosvold Shipping Limited

     In April 2001, the Company announced an offer for all of the shares of Mosvold Shipping Limited ("Mosvold"), a Bermuda company whose shares were listed on the Oslo Stock Exchange. Through a combination of shares acquired and acceptances of the offer, Frontline acquired 97 per cent of the shares of Mosvold. The remaining 3 per cent of the shares of Mosvold were acquired during 2001 through a compulsory acquisition. Through the purchase of Mosvold Frontline acquired two mid-70s built VLCCs and three newbuilding contracts for VLCCs. The two mid-70s built VLCCs have subsequently been sold by Frontline. The first two of the newbuildings were delivered in 2002 and the third in July 2003. The total acquisition price paid for Mosvold was approximately $70.0 million and the acquisition has been accounted for using the purchase method. The difference between the purchase price and the net assets acquired, has been assigned to the identifiable long term assets of Mosvold. Thirty employees of Mosvold were made redundant as the result of the acquisition by Frontline and severance costs of approximately $0.3 million were incurred by Mosvold in the year ended December 31, 2001. The predecessor combined carve-out financial statements of the Company include one newbuilding VLCC owning subsidiary acquired by Frontline.

22.  COMMITMENTS AND CONTINGENCIES

     Assets Pledged

    (in thousands of $)                  December 2003         December 2002
    -------------------                  -------------         -------------

     Ship mortgages                       1,863,504                1,904,146

Other Contractual Commitments

     Frontline insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig, Britannia Steam Ship Insurance Association Limited, and the United Kingdom Mutual Steamship Assurance Association (Bermuda), all mutual protection and indemnity associations. As a member of these mutual associations, Frontline is subject to calls payable to the associations based on the Frontline's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

     Certain of Frontline's subsidiaries included in these predecessor combined carve-out financial statements have contractual rights to participate in the profits of the vessels New Vanguard and New Vista. Revenues arising from these arrangements have been accrued to the balance sheet date.

     The charterers of two of the vessels included in these carved out combined financial statements have contractual rights to participate in the profits on sale of those vessels. If the New Vanguard or New Vista are sold, the charterer is entitled to claim up to $1 million to cover losses incurred on subcharters of the vessel. Any remaining profit is to be split 60:40 in favor of the owner.

     The charterer of the vessel, Navix Astral, holds a purchase option denominated in yen to purchase the vessel. The purchase option reduces on a sliding scale over the term of the related charter and is at a strike price that is in excess of the related debt on the vessel. The option is exercisable at any time after the end of the seventh year of the charter.

23.  SUBSEQUENT EVENTS

     In December 2003, Frontline agreed with its partner, Overseas Shipholding, Group, Inc. ("OSG"), to reorganize their mutual interests in six associated companies, which each own a VLCC. These agreements resulted in Frontline exchanging its interests in the vessels Dundee, Sakura I and Tanabe for OSG's interests in the vessels Edinburgh, Ariake and Hakata, thereby increasing its interest in these vessels to 100.0% each. These exchanges were concluded in February 2004. These interests have been allocated to Ship Finance in these predecessor combined carve-out financial statements on the basis of Frontline's historical interest in these associated companies.

                       SHIP FINANCE INTERNATIONAL LIMITED
                    INDEX TO STAND ALONE FINANCIAL STATEMENTS

Report of Independent Auditor                                              F-29

Audited Statement of Operations for the period from
October 10, 2003 (Inception) to December 31, 2003                          F-30

Audited Balance Sheet as of December 31, 2003                              F-31

Audited Statement of Cash Flows for the period from
October 10, 2003 (Inception) to December 31, 2003                          F-32

Notes to Financial Statements                                              F-33

                          REPORT OF INDEPENDENT AUDITOR

To the Board of Directors and Stockholder of Ship Finance International Limited.

     In our opinion, the accompanying balance sheet and the related statement of operations, cash flows and changes in stockholder's equity present fairly, in all material respects, the financial position of Ship Finance International Limited (the Company) at December 31, 2003 and the results of their operations for the period from October 10, 2003 (Inception) to December 31, 2003, and its cash flows for the period from October 10, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers DA
Oslo, Norway
6 February 2004, except for Note 12, for which date is 17 February 2004.

                       SHIP FINANCE INTERNATIONAL LIMITED
               Audited Statement of Operations for the period from October 10, 2003 (Inception) to December 31, 2003

                               (in thousands of $)

Operating expenses
   Administrative expenses                                              14
                                                                   ---------
Total operating expenses                                                14
                                                                   ---------
Other income (expenses)
   Interest income                                                     199
   Interest expense                                                 (2,122)
   Net other income (expenses)                                      (1,923)
                                                                   ---------
Net income (loss)                                                   (1,937)
                                                                   =========

 See accompanying Notes that are an integral part of these Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
                  Audited Balance Sheet as of December 31, 2003

                               (in thousands of $)

ASSETS
Current Assets
   Restricted cash                                                  565,500
   Other receivables                                                    211
                                                                  ----------
   Total current assets                                             565,711
                                                                  ----------
Deferred charges                                                     16,481
                                                                  ----------
   Total assets                                                     582,192
                                                                  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Trade accounts payable                                                 -
   Accrued expenses                                                   4,015
   Amount due to parent company                                         102
                                                                  ----------
   Total current liabilities                                          4,117
Long-term liabilities
   Long term debt                                                   580,000
                                                                  ----------
   Total liabilities                                                584,117
Commitments and contingencies                                             -
Stockholders' equity
   Share capital (12,000 shares of $1 authorized and issued)             12
   Retained deficit                                                  (1,937)
                                                                  ----------
   Total stockholders' equity                                        (1,925)
                                                                  ----------
   Total liabilities and stockholders' equity                       582,192
                                                                  ==========

 See accompanying Notes that are an integral part of these Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
               Audited Statement of Cash Flows for the period from October 10, 2003 (Inception) to December 31, 2003

                               (in thousands of $)

Operating activities
Net loss                                                             (1,937)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
   Amortization of deferred charges                                      69
   Other receivables                                                   (199)
   Accrued expenses                                                   2,063
   Amount due to parent company                                          4
                                                                  ----------
   Net cash provided by operating activities                            nil
                                                                  ----------
Investing activities
   Net placement of restricted cash                                (565,500)
                                                                  ----------
   Net cash provided by (used in) investing activities             (565,500)
                                                                  ----------
Financing activities
   Proceeds from long term debt                                     580,000
   Debt fees paid                                                   (14,500)

   Net cash (used in) provided by financing activities              565,500

Net increase (decrease) in cash and cash equivalents                    nil
Cash and cash equivalents at beginning of period                        nil
Cash and cash equivalents at end of period                              nil
                                                                  ==========
Supplemental disclosure of cash flow information:
   Interest paid, net of capitalized interest                           nil
                                                                  ==========

 See accompanying Notes that are an integral part of these Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
                        Notes to the Financial Statements

1.   GENERAL

     Ship Finance International Limited (the "Company" or "Ship Finance") was incorporated in Bermuda on October 10, 2003 for the purpose of acquiring certain of the shipping assets of its parent company, Frontline Ltd. ("Frontline"). Frontline is a publicly listed Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers, including oil/bulk/ore ("OBO") carriers. The Company is a wholly owned subsidiary of Frontline. Frontline operates tankers of two sizes: very large crude carriers ("VLCCs") which are between 200,000 and 320,000 deadweight tons ("dwt"), and Suezmaxes, which are vessels between 120,000 and 170,000 dwt. Frontline is a holding company which operates through subsidiaries and joint ventures located in Bermuda, Isle of Man, Liberia, Norway, Panama, Singapore, the Bahamas and Sweden.

     On December 11, 2003 the Company entered into a purchase agreement with Frontline to purchase certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the "Vessel Interests").

     On December 18, 2003 the Company issued $580 million of 8.5% Senior Notes due 2013 in a private offering to Qualified Institutional Buyers. The proceeds from this offering, together with a deemed equity contribution of approximately $525 million from Frontline, will be used to complete the acquisition of the Vessel Interests.

2.   ACCOUNTING POLICIES

Basis of accounting

     These financial statements are prepared in accordance with accounting principles generally accepted in the United States.

     The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

     For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Deferred charges

     Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense.

Financial Instruments

     In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

     The Company has no independent assets or operations from those if its subsidiaries who have provided guarantees to its indebtedness. These guarantees are full and unconditional and joint and several. All of the Company's subsidiaries are guarantors.

3.   RECENTLY ISSUED ACCOUNTING STANDARDS

     In November 2002, the FASB issued Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation 45 has not had a material effect on the results of operations or financial position of the Company.

     In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. A variable interest entity is a legal entity that lacks either (a) equity interest holders as a group that lack the characteristics of a controlling financial interest, including: decision making ability and an interest in the entity's residual risks and rewards or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support.. Interpretation 46 requires a variable interest entity to be consolidated if any of its interest holders are entitled to a majority of the entity's residual return or are exposed to a majority of its expected losses. This party is referred to as the primary beneficiary.

     In December 2003, the FASB issued FASB Interpretation 46(R), Consolidation of Variable Interest Entities. FIN 46(R) replaces FIN 46 and clarifies the accounting for interests in variable interest entities. The company will begin to apply FIN 46 (R) to entities considered to be variable interest entities for periods after December 31, 2003.

     Management is currently considering the impact of FIN 46 (R).

4.   TAXATION

     Bermuda

     Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016. United States The Company does not accrue U.S. income taxes as, in the opinion of U.S. counsel, the Company is not engaged in a U.S. trade or business and is exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code.

     A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as the Company's net income is subject to neither Bermuda nor U.S. tax.

5.   DEFERRED CHARGES

     Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                December 31, 2003
-------------------                                -----------------

Debt arrangement fees                                  16,550
Accumulated amortization                                  (69)
                                                     ----------
                                                       16,481
                                                     ==========

6.   ACCRUED EXPENSES

(in thousands of $)                                December 31, 2003
-------------------                                -----------------

Debt fees                                               1,961
Interest expense                                        2,054
                                                     ----------
                                                        4,015
                                                     ==========

7.   AMOUNT DUE TO PARENT COMPANY

     The amount due to parent company represents advances to the Company by Frontline to fund payment of our start up costs and expenses incurred prior to our issuance of Senior Notes. For the purposes of these financial statements, no interest expense has been imputed on the balance due to Frontline.

8.   DEBT

     On December 15, 2003 the Company issued $580 million of senior notes. The notes are governed by an Indenture dated December 15, 2003 among the Company and Wilmington Trust Company, as trustee. The Indenture contains covenants that restrict the ability of the Company, among other things, to incur additional indebtedness, to pay dividends or make distributions of capital, to enter into certain sale and leaseback transactions, to sell assets or capital stock of its subsidiaries or to enter into transactions with affiliates. These covenants are fully explained in the Prospectus to the notes issue and in the Registration Statement that will be filed in connection with an Exchange Offer for the notes.

The notes:

     o    are general unsecured, senior obligations of the Company;

     o    are  limited  initially  to an  aggregate  principal  amount  of  $580 million;

     o    will mature on December 15, 2013;

     o were issued in denominations of $1,000 and integral multiples of $1,000;

     o are represented by one or more registered notes in global form, but in certain circumstances may be represented by notes in definitive form;

     o rank equally in right of payment to any future senior indebtedness of the Company but are effectively subordinated to all future secured indebtedness of the Company, to the extent of the value of the collateral securing such Indebtedness;

     o the notes will be unconditionally guaranteed on a senior unsecured basis by each subsidiary of the Company, but the guarantees will be effectively subordinated to all present and future secured indebtedness of the subsidiaries, to the extent of the value of the collateral securing such Indebtedness;

     o The notes are not redeemable prior to December 15, 2008 except as described below. After that date the Company may redeem notes at redemption prices which reduce from 104.25% in 2008 to 100% in 2011 and thereafter. Prior to December 15, 2006 the Company may redeem up to 35% of the original principal amount using the cash proceeds of an initial public equity offering at a redemption price of 108.5%; and

     o    are expected to be eligible for trading in the PORTAL market.

Interest on the notes:

     o    accrues at the rate of 8.50% per annum;

     o accrues from the date of issuance or the most recent interest payment date;

     o is payable in cash semi-annually in arrears on June 15 and December 15, commencing on June 15, 2004;

     o is payable to the holders of record on June 1 and December 1 immediately preceding the related interest payment dates; and

     o is computed on the basis of a 360-day year comprised of twelve 30-day months.

9.   SHARE CAPITAL

     The Company was incorporated on October 10, 2003 with authorized share capital of 12,000 ordinary shares of $1.00 par value each. On that date, 12,000 ordinary shares of $1.00 par value each were issued to the initial shareholder, Frontline Ltd.

10.  FINANCIAL INSTRUMENTS

     The carrying value and estimated fair value of the Company's financial instruments at December 31, 2003 are as follows:

                                    December 31, 2003        December 31, 2003
(in thousands of $)                   Carrying Value           Fair Value
-------------------                   --------------           ----------

Non-Derivatives:
   Restricted cash                       565,500               565,500
   Long term debt                        580,000               580,000

     The carrying value of restricted cash is a reasonable estimate of fair value.

     The estimated fair value for our long-term debt is considered to be equal to the carrying value since the Company estimate that the market interest rate for debt with similar terms to our debt is the same as the interest rate on our debt.

11.  COMMITMENTS AND CONTINGENCIES

     Other Contractual Commitments

     On December 11, 2003 the Company entered into a purchase agreement with Frontline to purchase certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired or expected to be acquired through a reorganization of interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the "Vessel Interests"). The purchase price for the Vessel Interests is $950 million and is to be settled in cash, net of a deemed equity contribution of $525 million by Frontline.

12.  SUBSEQUENT EVENTS

     On January 1, 2004 the Company completed the purchase of the Vessel Interests it agreed to purchase from Frontline on December 11, 2003.

     As a result of these  transactions  the Company has  acquired a fleet of 24
Suezmax   tankers   and  23  VLCCs  with  a  combined   deadweight   tonnage  of
10,498,000,000 tones and a combined book value of approximately $2,107 million.

     On January 1, 2004 the Company entered into time charter agreements with Frontline Shipping Ltd., a subsidiary of Frontline, to charter the 46 vessels for substantially the remainder of their useful lives at fixed rates.

     On January 1, 2004 the Company entered into management agreements with Frontline Management (Bermuda) Ltd., a subsidiary of Frontline, to manage the 46 vessels for substantially the remainder of their useful lives at fixed rates.

     On February 17, 2004 the Company entered into a senior secured credit facility agreement with a syndicate of banks with principal amount $1,058.0 million. This facility bears interest at LIBOR plus 1.25% payable quarterly in arrears and may be prepaid without penalty. The principal amortization schedule in respect of our senior secured credit facility, assuming that it is fully drawn upon, will be as follows:

                                                          Amount
Year                                              (dollars in millions)
----                                              ---------------------

2004                                                         $93.7
2005                                                          93.7
2006                                                          93.7
2007                                                          93.7
2008                                                          93.7
2009                                                          89.8
At maturity in 2010                                          499.7

                 INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Statement of Operations for the six months ended June
30, 2004 and Unaudited Predecessor Combined Carve-out Statement
of F-35 Operations for the six months ended June 30, 2003                  F-35

Unaudited Balance Sheet as of June 30, 2004, Audited Predecessor
Combined Carve-out Balance Sheet as of December 31, 2003 and
Audited Balance Sheet as of December 31, 2003                              F-36

Unaudited Statement of Cash Flows for the six months ended June
30, 2004 and Unaudited Predecessor Combined Carve-out Statement
of F-37 Cash Flows for the six months ended June 30, 2003                  F-37

Unaudited Statements of Changes in Stockholders' Equity for the
six months ended June 30, 2004 and Unaudited Predecessor Combined
F-38 Carve-out Statements of Changes in Stockholders' Equity for
the year ended December 31, 2003                                           F-38

Notes to Unaudited Interim Financial Statements                            F-39

                       SHIP FINANCE INTERNATIONAL LIMITED
    Unaudited Statement of Operations for the six months ended June 30, 2004 and Unaudited Predecessor Combined Carve-out Statement of
                Operations for the six months ended June 30, 2003
                               (in thousands of $)

                                                                  Predecessor
                                                             combined carve-out
                                                             ------------------
                                                    Six months ended June 30
                                                    ------------------------
                                                  2004                  2003
                                                  ----                  ----

Operating revenues
   Time charter revenues                          47,264               10,456
   Bareboat charter revenues.                     19,305               14,007
   Voyage charter revenues                        49,750              377,126
   Finance lease interest income                  64,056                    -
   Finance lease service revenues                 33,482                    -
   Profit sharing revenue                          5,656                    -
                                                ----------           ---------
Total operating revenues                         219,513              401,589
                                                ----------           ---------
Operating expenses
   Voyage expenses and commission                  8,971               80,862
   Ship operating expenses                        48,377               38,625
   Depreciation and amortisation                  21,786               51,446
   Administrative expenses                         1,514                3,039
                                                ----------           ---------
Total operating expenses                          80,648              173,972
                                                ----------           ---------
Net operating income                             138,865              227,617
Other income (expenses)
   Interest income                                 2,269                4,604
   Interest expense                              (48,929)             (18,931)
   Share of results of associated companies            -               15,538
   Foreign currency exchange gain (loss)             117                  301
   Other financial items, net                     13,990                (171)
                                                ----------           ---------
   Net other income (expenses)                   (32,553)                1,341
                                                ----------           ---------
Net income                                       106,312              228,958
                                                ==========           =========

   Earnings Per Share - Basic and Diluted          $1.44                $3.10

See accompanying Notes that are an integral part of these Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
                  Unaudited Balance Sheet as of June 30, 2004,
           Audited Predecessor Combined Carve-out Balance Sheet as of
       December 31, 2003 and Audited Balance Sheet as of December 31, 2003
                               (in thousands of $)
                                   Predecessor
                                                                     combined
                                                                     carve-out
                                                                     -----------
                                              June 30,   December     December
                                                2004     31, 2003     31, 2003
                                             ---------   ---------    ---------
                                                         (audited)    (audited)

ASSETS
Current Assets
Cash and cash equivalents                       32,138          --       26,519
Restricted cash.                                 7,886     565,500           --
Trade accounts receivable                        3,634          --       23,896
Other receivables                                1,017         211        7,251
Inventories                                         --          --       16,248
Voyages in progress                                 --          --       34,916
Prepaid expenses and accrued income              6,312          --        2,234
Amount due from parent company                  55,254          --           --
Investments in finance leases,
current portion                                 65,411          --           --
                                             ---------   ---------    ---------
Total current assets                           171,652     565,711      111,064
                                             ---------   ---------    ---------
Newbuildings and vessel purchase options            --          --        8,370
Vessels and equipment, net                     518,479          --    1,863,504
Investments in finance leases                1,417,480          --           --
Investment in associated companies                  --          --      160,082
Deferred charges                                27,953      16,481        4,304
Mark to market valuation of derivatives          9,442          --           --
Other long term assets                              --          --        9,024

Total assets                                 2,145,006     582,192    2,156,348
                                             =========   =========    =========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short term debt and current portion of
long-term debt                                  88,843          --      141,522
Trade accounts payable                             284          --        4,664
Accrued expenses                                 7,042       4,015       18,729
Mark to market valuation of derivatives             --          --        9,217
Other current liabilities                       18,960          --       10,936
Amount due to parent company                        --         102      299,166
                                             ---------   ---------    ---------
Total current liabilities                      115,129       4,117      484,234
Long-term liabilities
Long term debt                               1,465,431     580,000      850,088
                                             ---------   ---------    ---------
Total liabilities                            1,580,560     584,117    1,334,322
Commitments and contingencies
Stockholders' equity
Share capital                                   73,925          12           --
Contributed surplus                            452,508          --           --
Retained earnings (deficit)                     38,013      (1,937)          --
Invested equity                                     --          --      822,026
                                             ---------   ---------    ---------
Total stockholders' equity                     564,446      (1,925)     822,026
                                             ---------   ---------    ---------
Total liabilities and stockholders' equity   2,145,006     582,192    2,156,348
                                             =========   =========    =========

See accompanying Notes that are an integral part of these Financial Statements

                           SHIP FINANCE INTERNATIONAL LIMITED
           Unaudited Statement of Cash Flows for the six months ended June 30,
             2004 and Unaudited Predecessor Combined Carve-out Statement of
                    Cash Flows for the six months ended June 30, 2003

                                   (in thousands of $)

                                                                     Predecessor
                                                                     combined
                                                                     carve-out
                                                                     ---------
                                                       Six months    Six months
                                                       ended June    ended June
                                                        30, 2004      30, 2003
                                                       ----------    ----------

Operating activities
Net income (loss                                          106,312       228,958
Adjustments to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortisation                              21,786        51,446
Amortisation of deferred charges                            6,583           486
Share of results of associated companies                       --       (15,538)
Interest income, capitalised                                   --        (3,684)
Unrealised foreign exchange (gain) loss                      (137)       (2,792)
Change in accounting principle                                 --            --
Adjustment of derivatives to market value                 (15,095)       (2,325)
Release of accumulated other comprehensive
income to net income                                        1,052
Other                                                        (488)           --
Changes in operating assets and liabilities, net
of effect of acquisitions:
Trade accounts receivable                                  (3,634)       (7,137)
Other receivables                                            (776)       (1,435)
Inventories                                                    --         1,727
Voyages in progress                                            --        (3,651)
Prepaid expenses and accrued income                        (6,112)       (2,320)
Trade accounts payable                                        284          (389)
Accrued expenses                                              396        (4,049)
Other current liabilities                                     404         1,563
                                                       ----------    ----------
Net cash provided by operating activities                 109,523       241,912
                                                       ----------    ----------
Investing activities
Acquisition of subsidiaries, net of cash acquired        (536,793)           --
  for $1,061,793 net of an equity contribution
  by parent company of $525,000
Investments in associated companies                            --          (348)
Net maturity (placement) of loans receivable                   --           708
Net maturity of restricted cash                           557,614            --
Repayments from investments in finance leases              26,653            --
Short-term loan advances to parent company                (55,254)           --
Repayment of other long term liabilities                       --            --
                                                       ----------    ----------
Net cash provided by (used in) investing activities        (7,780)          360
                                                       ----------    ----------
Financing activities
Amount due to parent company                             (164,549)
Proceeds from long term debt                            1,017,000            --
Repayments of long term debt                           (1,025,009)      (72,130)
Debt fees paid                                            (13,787)         (970)
Deemed dividends                                          (47,909)           --
                                                       ----------    ----------
Net cash (used in) provided by financing activities        69,605      (237,649)
                                                       ----------    ----------
Net increase (decrease) in cash and cash equivalents       32,138         4,623
Cash and cash equivalents at beginning of period               --        20,634
Cash and cash equivalents at end of period                 32,138        25,257
                                                       ==========    ==========
Supplemental disclosure of cash flow information:
Interest paid, net of capitalised interest                 44,687        19,622
                                                       ==========    ==========

See accompanying Notes that are an integral part of these Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
         Unaudited Statements of Changes in Stockholders' Equity for the
        six months ended June 30, 2004 and Unaudited Predecessor Combined
         Carve-out Statements of Changes in Invested Equity for the for
                        the year ended December 31, 2003
                               (in thousands of $)

                                                                      Invested
                                                                       equity

Balance at December 31, 2002                                          485,605
                                                                     --------
Net income                                                            334,812
Release of accumulated other
comprehensive income to net income                                      1,609
                                                                     --------
Other comprehensive income (loss)                                       1,609
                                                                     --------
Comprehensive income                                                  336,421
                                                                     --------
Balance at December 31, 2003                                          822,026
                                                                     ========

                                                                  Retained
                                          Share     Contributed   Earnings
                                          Capital     Surplus     (Deficit)   Total
                                          --------    --------    --------    --------
Balance at December 31, 2003                    12          --      (1,937)     (1,925)
Net income                                      --          --     106,312     106,312
Issue of new shares to parent company       73,913     (73,913)         --          --
Equity contribution from parent company         --     525,000          --     525,000
Deemed equity contribution                      --       1,421          --       1,421
Dividends declared                              --          --     (18,453)    (18,453)
Deemed dividends                                                   (47,909)    (47,909)
                                          --------    --------    --------    --------
Balance at June 30, 2004                    73,925     452,508      38,013     564,446
                                          ========    ========    ========    ========

See accompanying Notes that are an integral part of these Financial Statements

                       SHIP FINANCE INTERNATIONAL LIMITED
               Notes to the Unaudited Interim Financial Statements

1.   General

Ship Finance International Limited ("Ship Finance" or the "Company"), a subsidiary of Frontline Ltd (NYSE:FRO), was incorporated in Bermuda in October 2003 for the purpose of acquiring certain of the shipping assets of Frontline Ltd. In December 2003, Ship Finance issued $580 million of 8.5% Senior Notes. In the first quarter of 2004, Ship Finance used the proceeds of the Notes issue, together with a refinancing of existing debt, to fund the acquisition of a fleet of 47 crude oil tankers (including one purchase option for a VLCC) from Frontline and has chartered each of the ships back to Frontline for most of their remaining lives. Ship Finance also entered into fixed rate management and administrative services agreements with Frontline to provide for the operation and maintenance of the Company's vessels and administrative support services. The charters and the management agreements were each given economic effect as of January 1, 2004.

The Company was incorporated as a wholly owned subsidiary of Frontline. On June 16, 2004, Frontline completed the partial spin off of Ship Finance. Frontline distributed 25 per cent of Ship Finance's common shares to Frontline's ordinary shareholders with each Frontline shareholder receiving one share in Ship Finance for every four Frontline shares held. On June 17, 2004, Ship Finance common shares commenced trading on the New York Stock Exchange under the ticker symbol "SFL".

2.   Accounting Policies

Basis of Accounting

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The principal accounting policies used in the preparation of these financial statements are set out below. The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

These interim financial statements should be read in conjunction with the audited predecessor combined carve-out and standalone financial statements and accompanying notes included elsewhere in this prospectus

The interim financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. All intercompany balances and transactions have been eliminated on consolidation.

Comparative financial information in these interim financial statements has been derived from our audited predecessor combined carve out and standalone financial statements where appropriate.

For the year ended December 31, 2003 and the six months ended June 30, 2003, the predecessor combined carve-out financial statements have been carved out of the consolidated financial statements of Frontline. These combined financial statements assume that our business was operated as a separate corporate entity prior to its inception. The combined financial statements have been prepared to reflect the combination of certain of Frontline's wholly owned VLCC and Suezmax owning subsidiaries, interests in joint ventures and an option to acquire an additional VLCC.

The predecessor combined carve-out financial statements were prepared in contemplation of the fleet purchase transaction that occurred effective January 1, 2004 and reflect the Company acquisition from Frontline of certain wholly owned VLCC and Suezmax owning subsidiaries, including certain subsidiaries acquired through a reorganization of Frontline's interests in certain joint ventures plus a purchase option to acquire a further VLCC (together the "Vessel Interests").

The Company accounts for certain of the long term charters to Frontline as sales type leases while the remaining charters will initially be accounted for as operating leases. For those vessels on existing long-term charters to third parties, the difference between amounts earned under those charters and the amounts due to the Company by Frontline is remitted to Frontline and accounted for as a deemed dividend which reduces stockholders' equity.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and expense recognition

     Revenues and expenses are recognized on the accrual basis. Revenues are generated from freight billings, contracts of affreightment, time charter, bareboat charter hires, finance lease interest income, finance lease service revenues and profit sharing revenues. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided.

     Finance lease service revenues represent services provided to the lessee to operate vessels and are recognized on a daily accrual basis.

     We recognize profit sharing revenues related to the profit sharing agreement between the Company and Frontline Ltd. only when those revenues are earned and realizable. We consider profit sharing revenues to be earned and realizable to the extent that a vessel's underlying earnings on a time charter equivalent basis exceed the profit sharing threshold for the profit sharing period. This threshold is calculated as the number of days in the profit sharing period multiplied by the daily profit sharing threshold rates, which are $21,100 per day for Suezmaxes and $25,575 per day for VLCCs, on a time charter equivalent basis. Our profit sharing revenues are 20% of a vessel's underlying earnings in excess of the threshold.

Cash and cash equivalents

     For the purposes of the statement of cash flows, all demand and time deposits and highly liquid, low risk investments with original maturities of three months or less are considered equivalent to cash.

Vessels and equipment

     The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's double hull vessels is 25 years and for single hull vessels is either 25 years or the vessel's anniversary date in 2015, whichever comes first.

Impairment of long-lived assets

     The carrying value of long-lived assets that are held and used by the Company are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be appropriate. We assess recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Deferred charges

     Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's statement of operations. Amortization of loan costs is included in interest expense.

Leases

Thirty four of the long term charters with Frontline Shipping Limited ("the Charterer") have been classified as a sales type leases in accordance with Statement of Financial Standards No 13.

Accordingly, the minimum lease payments (net of amounts representing estimate executory costs including profit thereon) plus the unguaranteed residual value are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortised to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

Financial Instruments

     In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives and long term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

     The Company has no independent assets or operations from those if its subsidiaries who have provided guarantees to its indebtedness. These guarantees are full and unconditional and joint and several. All of the Company's subsidiaries are guarantors.

Derivatives

     The Company enters into interest rate swap transactions from time to time to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal.

     SFAS 133, as amended by SFAS 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No.133" and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities an amendment of FASB Statement No. 133", requires an entity to recognize all derivatives as either assets or liabilities on the balance sheet and measure these instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. In order to qualify for hedge accounting under SFAS 133, certain criteria and detailed documentation requirements must be met.

Earnings per share

     Basic EPS is computed based on the income (loss) available to common stockholders and the number of common shares outstanding on June 16, 2004, the date on which the Company was partially spun off from Frontline. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. For all periods presented there are no potentially dilutive instruments.

3.   Investments in Finance Leases

Our vessels are chartered on long term, fixed rate charters to Frontline Shipping Limited, a wholly owned subsidiary of Frontline ("the Charterer) which will extend for various periods depending on the age of the vessels, ranging from approximately seven to 23 years. The terms of the charters do not provide the Charterer with an option to terminate the charter before the end of its term, other than with respect to our non-double hull vessels after 2010.

In accordance with US GAAP, thirty four of these charters are accounted for as sales type leases. The following lists the components of the investments in finance leases as of June 30, 2004:

(in thousands of $)                                              June 30, 2004
-------------------                                              -------------

Total minimum lease payments to be received                          3,288,539
Less:  amounts  representing  estimated  executory
costs including  profit thereon,  included in total
minimum lease payments                                               (960,492)
                                                                 -------------
                                                                     2,328,047
Less: allowance for uncollectibles                                           -
                                                                 -------------
Net minimum lease payments receivable                                2,328,047
Estimated residual values of leased property (unguaranteed)            392,611
Less: unearned income                                              (1,154,145)
                                                                 -------------
                                                                    1,566,513

Less: deferred deemed equity contribution (see Note 8)                (85,043)
Add:  accumulated amortization of deferred deemed equity
      contribution                                                      1,421
                                                                 -------------
                                                                     1,482,891
                                                                 -------------
Current portion                                                         65,411

Long-term portion                                                    1,417,480
                                                                 =============
                                                                     1,482,891
                                                                 =============

     At June 30, 2004, minimum lease payments for each of the five succeeding years were as follows: $284,922 in 2005, $284,922 in 2006, $282,474 in 2007,
$279,404 in 2008 and $275,671 in 2009.

4.   Vessels and Equipment, net

                                                                 Predecessor
(in thousands of $)                     June 30, 2004         Combined Carve-out
-------------------                     -------------         ------------------

Cost                                      850,575                 2,607,693
Accumulated depreciation                 (332,096)                 (744,189)
                                      -----------                -----------
Net book value at end of year             518,479                 1,863,504
                                      ===========                ===========

Depreciation expense was $21.8 million and $51.5 million for the six months ended June 30, 2004 and 2003 respectively.

5.   Debt

        The outstanding debt as of June 30, 2004 is repayable as follows:

                                                       Predecessor
                                                       Combined
                                                       Carve-Out     Successor
                                          June         December      December
(in thousands of $)                       2004         2003          2003
-------------------                       ---------    ---------     ---------

8.5% Senior notes due 2013a                 560,000           --       580,000

US Dollar denominated floating
rate debt (LIBOR + 0.485% to 2.75%)
due through 2011                            994,274      901,585            --

Yen denominated floating rate debt
(LIBOR + 1.125% to 1.3135%)
due through 2011a                                         89,830            --

Credit facilities                                --          195            --
                                                                     ---------
Total debt                                1,554,274      991,610       580,000
                                          ---------    ---------     ---------
Less: short term and current
portion of long term debt                   (88,843)    (141,522)           --
                                                                     ---------
                                          1,465,431      850,088       580,000
                                                                     ---------

(in thousands of $)                                                  June 2004
-------------------                                                  ---------

2004                                                                     88,843
2005                                                                     88,843
2006                                                                     88,843
2007                                                                     88,843
2008 and later                                                        1,198,902
                                                                    -----------
Total debt                                                            1,554,274
                                                                    ===========

The weighted average interest rate for the floating rate debt denominated in US dollars was 5.5411 per cent, 3.07 per cent, and 8.5% as of June 30, 2004, December 31, 2003 (carve out basis), and December 31, 2003 (stand alone basis) respectively. The weighted average interest rate for the floating rate debt denominated in Yen was nil and 1.32 per cent as of June 30, 2004 and December 31, respectively. These rates take into consideration related interest rate swaps.

Substantially all of the debt is collateralised by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. Existing financing agreements impose operation and financing restrictions which may significantly limit or prohibit, among other things, the ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, the lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including failure to comply with any of the covenants contained in our financing agreements. Various debt agreements contain certain covenants which require compliance with certain financial ratios. Such ratios include equity ratio covenants, minimum value clauses, and minimum free cash restrictions. As of June 30, 2004 and December 31, 2003, the Company complied with all the debt covenants of its various debt agreements.

6.   Related Party Transactions

We acquired all of our vessels from our parent company, Frontline Ltd, in a spin-off transaction. We paid a total of $1,061.8 to Frontline being the book value of assets transferred to us by Frontline less amounts of debt that we assumed. As part of this spin-off transaction we also received an equity contribution of $525.0 million from Frontline.

We charter all of our vessels to Frontline under long-term leases which were given economic effect from January 1, 2004. In connection with these charters, we have recognized the inception of net investments in finance leases of $1,593.2 million, finance lease interest income of $64.1 million, finance lease service revenues of $33.5 million, repayments of net investments in finance leases of $26.7 million and deemed dividends of $47.9 million in the six months ended June 30, 2004. At June 30, 2004 the balance of our net investments in finance leases with Frontline was$1,566.5 million of which $65.4 million represents short-term maturities.

We pay Frontline a management fee of $6,500 per day for all of our vessels, with the exception of four of our vessels which are bareboat chartered resulting in expenses of $48.4 million for the six months ended June 30, 2004. The management fees have been classified as ship operating expenses.

We pay Frontline an administrative management fee of $20,000 per year plus $20,000 per vessel per year. Based on our current fleet we will pay Frontline $960,000 in 2004 under this arrangement and have incurred an expense of $480,000 for the six months ended June 30, 2004. These fees have been classified as administrative expenses.

Frontline will pay us profit sharing payments of 20% of their earnings from their use of our fleet above average daily rates of $25,575 for a VLCC and $21,100 for a Suezmax for the 11 month period beginning February 1, 2004 and each year thereafter. During the six months ended June 30, 2004, we earned and recognized revenue of $5.7 million under this arrangement.

7.   Share Capital and Contributed Surplus

     Under our Amended Memorandum of Association, our authorized capital consists of 125,000,000 common shares having a par value of $1.00 each, of which 75,525,837 are issued and outstanding.

     We were formed in October of 2003 with an authorized share capital of $12,000, divided into shares of $1.00 each. In connection with our partial spin-off from Frontline in June 2004, our authorized share capital was increased to 125,000,000 shares, each having a par value of $1.00, of which 73,925,837 were issued and outstanding immediately after the partial spin-off. In July 2004, we issued 1,600,000 common shares in a private placement for the price of $15.75 per share. Immediately following our issues of these shares our total outstanding shares were 75,525,837.

     In connection with our purchase of our fleet from Frontline Ltd in January 2004, we received an equity contribution of $525.0 million.

     As each of our vessels completes its original charter in place at January 1, 2004, the sales type leases with Frontline, entered into on January 1, 2004, become effective for accounting purposes. The Company has accounted for the difference between the historical cost of the vessel, originally transferred to the Company by Frontline at January 1, 2004 at Frontline's historical carrying value, and the net investment in the lease as a deferred deemed equity contribution. The difference is presented as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the original transfer of the vessel and the subsequent sales type lease. The deferred deemed equity contribution is amortized as a credit to equity over the life of the new lease arrangement as lease payments are applied to the principal balance of the lease receivable. In the six months ended June 30, 2004 the Company has accounted for $1.4 million of such deemed equity contributions.

8.   Subsequent Events

     On July 13, 2004, the Company completed the private placement of 1,600,000 common shares to an institutional investor at a purchase price of US $15.75 per share. The Company is intending to use the total proceeds of $25.2 million to expand the business.

     On August 19, 2004, the Company declared a dividend of $0.35 per common share to be paid on or about September 13, 2004.

     On September 24, 2004, Frontline made a further distribution of approximately 10% of its holding in the Company whereby each Frontline ordinary shareholder received one common share in Ship Finance for every ten Frontline ordinary shares held.

               PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

     Bermuda law permits the Bye-Laws of a Bermuda company to contain a provision eliminating personal liability of a director or officer to the company for any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence default, breach of duty or breach of trust of which the officer or person may be guilty. Bermuda law also grants companies the power generally to indemnify directors and officers of the company if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of the company or was serving in a similar capacity for another entity at the company's request.

     The Company's bye-laws provide that no director, alternate director, officer, person or member of a committee, if any, resident representative of the Company or his heirs, executors or administrators (collectively an "indemnitee") is liable for the acts, receipts, neglects, or defaults of any other such person or any person involved in the formation of the Company, or for any loss or expense incurred by the Company through the insufficiency or deficiency of title to any property acquired by the Company, or for the insufficiency of deficiency of any security in or upon which any of the monies of the Company shall be invested, or for any loss or damage arising from the bankruptcy, insolvency, or tortuous act of any person with whom any monies, securities, or effects shall be deposited, or for any loss occasioned by any error of judgment, omission, default, or oversight on his part, or for any other loss, damage or misfortune whatever which shall happen in relation to the execution of his duties, or supposed duties, to the Company or otherwise in relation thereto. Each indemnitee will be indemnified and held harmless out of the funds of the Company to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, alternate director, officer, person or committee member or resident representative (or in his reasonable belief that he is acting as any of the above). In addition, each indemnitee shall be indemnified against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such indemnitee's favor, or in which he is acquitted. The Company is permitted to purchase insurance to cover any liability it may incur under the indemnification provisions of its bye-laws.

Item 7. Recent Sale of Unregistered Securities.

     The following is a summary of the transactions by the registrant, since its formation in October 2003, involving sales of the registrants securities that were not registered under the Securities Act of 1933.

     On December 18, 2003, the Company issued $580 million in principal amount of senior notes, due 2013, in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. The Company received net proceeds from the issuance of the notes of approximately $560 million, which was used to fund in part the acquisition of the Company's fleet of 46 tankers and one newbuild option from Frontline. The issuance of the notes was underwritten by Jefferies & Co and by Citigroup.

     The Company commenced an exchange offer for the notes on May 25, 2004 pursuant to which 100% of the outstanding unregistered notes were exchanged for identical notes registered under the Securities Act of 1933 pursuant to a registration statement filed on Form F-4 filed with the U.S. Securities and Exchange Commission. The exchange offer expired on July 26, 2004. We have repurchased $25 million face value of the notes, which were subsequently cancelled.

     On July 14, 2004, the Company completed the private placement of 1,600,000 common shares to an institutional investor at a purchase price of $15.75 per share. The Company is intending to use the total proceeds of $25.2 million to expand its business.

Item 8. Exhibits and Financial Statement Schedules

Exhibit
Number         Description
------         -----------

3.1 Memorandum of Association of Ship Finance International Limited (Filed as Exhibit 3.1 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21,
               2004)

3.2 Amended and Restated Bye-laws of Ship Finance International Limited (Filed as Exhibit 3.2 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

4.1 Form of Common Stock Certificate of Ship Finance International Limited (Filed as Exhibit 4.1 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

4.2 Indenture relating to 8.5% Senior Notes due 2013, dated December 18, 2003 (Filed as Exhibit 4.4 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

5.1            Opinion of Mello, Jones & Martin regarding Bermuda law

10.1 Form of $1.058 billion Credit Facility (Filed as Exhibit 10.1 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

10.2           Fleet Purchase Agreement dated December 11, 2003 (Filed as
               Exhibit 10.2 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

10.3           Form of Performance Guarantee issued by Frontline Ltd. (Filed as
               Exhibit 10.3 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

10.4 Form of Time Charter (Filed as Exhibit 10.4 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

10.5 Form of Vessel Management Agreements (Filed as Exhibit 10.5 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

10.6 Form of Charter Ancillary Agreement (Filed as Exhibit 10.6 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

10.7 Form of Administrative Services Agreement (Filed as Exhibit 10.7 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

12.1           Computation of Ratio of Earnings to Fixed Charges

21.1 List of Subsidiaries (Filed as Exhibit 21.1 to Ship Finance International Limited's Registration Statement, SEC File No. 333-115705, filed on May 21, 2004)

23.1           Consent of PricewaterhouseCoopers Hamilton, Bermuda

23.2           Consent of PricewaterhouseCoppers Oslo, Norway

23.3 Consent of Mello, Jones & Martin (included in its opinion filed as Exhibit 5.1)

23.4           Consent of Seward & Kissel LLP with regard to United States and
               New York law

Item 9. Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bermuda, on the 27th day of September, 2004.

                               SHIP FINANCE INTERNATIONAL LIMITED

                               By:        /s/ Tor Olav TrOim
                               Name:      Tor Olav Tr0im
                               Title:     Chairman and Chief Executive Officer


                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gary J. Wolfe and Robert E. Lustrin, or either of them, with full power to act alone, his or her true lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated.

Signature                Title                                     Date
---------                -----                                     ----

/s/ Tor Olav Tr0im       Chairman, Chief Executive
                         Officer,  President and Director     September 27, 2004

/s/ Tom E. Jebsen        Chief Financial Officer
                         and Vice President                   September 27, 2004

/s/ Kate Blankenship     Chief Accounting Officer,
                         Secretary and Director               September 27, 2004

/s/ Puglisi & Associates Authorized Representative
                         in the United States                 September 27, 2004